Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN.

Information for Shell Transport Shareholders resident in New Zealand and in other overseas jurisdictions is set out on page 2 and in paragraph 4 of Part 7 of this document.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from a financial adviser authorised pursuant to FSMA if you are in the United Kingdom or, if you are not, from another appropriately authorised financial adviser.

Subject to the restrictions set out below, if you have sold or transferred all of your Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares, Shell Transport Second Preference Shares and/or Shell Transport ADRs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

This document should be read in conjunction with the accompanying documents and the Listing Particulars. A copy of the Listing Particulars, which comprise (i) listing particulars relating to Royal Dutch Shell in accordance with the Listing Rules made under section 74 of FSMA, and (ii) a prospectus in accordance with article 8(1) of the Euronext Listing Rules, has been delivered to the Registrar of Companies for registration in accordance with section 83 of FSMA. As well as comprising listing particulars and a prospectus, the Listing Particulars will, if they are so regarded by the UK Listing Authority and the AFM on or about 1 July 2005, also comprise a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading.

The “Shell” Transport and Trading Company, p.l.c.

Proposals relating to the unification of

Shell Transport and Royal Dutch

Notices convening the Court Meeting and the Shell Transport EGM, both of which will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on 28 June 2005, are set out in Parts 11 and 12 of this document respectively. The Court Meeting will start at 12.00 noon (or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned) and the Shell Transport EGM will start at 12.10 p.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).

Shell Transport Ordinary Shareholders are asked to complete and return the blue and pink Forms of Proxy in accordance with the instructions printed thereon and to return them as soon as possible, but in any event so as to be received by the Shell Transport Registrars no later than the time specified on each Form of Proxy. If Forms of Proxy for the Court Meeting (but not Forms of Proxy for the Shell Transport EGM) are not lodged by the relevant time, they may be handed to the Chairman of the Court Meeting at the Court Meeting. Please refer to page 31 of this document for further details of the action to be taken by Shell Transport Ordinary Shareholders.

If you are a holder of Shell Transport Bearer Warrants, please refer to page 33 of this document for details of the action to be taken by you.

If you are a participant in the Shell Transport Nominee Service, please refer to page 36 of this document for details of the action to be taken by you.

If you are an investor in the Shell Transport PEP and/or the Shell Transport ISA, please refer to page 38 of this document for details of the action to be taken by you.

If you are a Shell Transport First Preference Shareholder, please refer to page 41 of this document for details of the action to be taken by you.

If you are a Shell Transport Second Preference Shareholder, please refer to page 42 of this document for details of the action to be taken by you.

If you are a holder of Shell Transport ADRs, please refer to page 44 of this document for details of the action to be taken by you.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Royal Dutch Shell, Shell Transport and Royal Dutch and no one else in connection with the Transaction and will not be responsible to anyone other than Royal Dutch Shell, Shell Transport and Royal Dutch for providing the protections afforded to clients of Citigroup, or for providing advice in relation to the Transaction.

NM Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Royal Dutch Shell, Shell Transport and Royal Dutch and no one else in connection with the Transaction and will not be responsible to anyone other than Royal Dutch Shell, Shell Transport and Royal Dutch for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Transaction.

Deutsche Bank AG London, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Shell Transport and no one else in connection with the Transaction and will not be responsible to anyone other than Shell Transport for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Transaction.

Each of Citigroup, Rothschild and Deutsche Bank has given and not withdrawn its consent to the publication of this document with the inclusion herein of the references to their respective names in the form and context in which they appear.

INFORMATION FOR INVESTORS OTHER THAN IN ENGLAND AND THE NETHERLANDS

THE SCHEME IS BEING IMPLEMENTED IN ACCORDANCE WITH THE LAWS OF ENGLAND. ROYAL DUTCH SHELL SHARES MAY NOT BE SUBJECT TO NEW ZEALAND LAW, AND CONTRACTS IN RESPECT OF ROYAL DUTCH SHELL SHARES MAY NOT BE ENFORCEABLE IN NEW ZEALAND COURTS. THIS DOCUMENT IS NOT A PROSPECTUS REGISTERED UNDER NEW ZEALAND LAW AND MAY NOT CONTAIN ALL THE INFORMATION THAT A NEW ZEALAND REGISTERED PROSPECTUS IS REQUIRED TO CONTAIN.

This document must not be distributed in whole or in part into Japan. This document and other documents related to the Transaction may not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Scheme is not being made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and is not capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The proposals are not being made to residents of Japan or in Japan.

The Scheme and the Royal Dutch Offer have not been notified to the Commissione Nazionale per le Societa’ e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, (i) this document and any other documents relating to the Scheme and (ii) the Royal Dutch Offer Document and any other documents relating to the Royal Dutch Offer, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy, and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the Short Form Scheme Document, the notices of the Court Meeting and the Shell Transport EGM, the Royal Dutch Offer Document and the accompanying and related documents may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or entity in the Republic of Italy. Royal Dutch Shares may not be tendered by Italian residents or persons or entities in the Republic of Italy and Royal Dutch Shell may not accept shares thus tendered.

In addition, the distribution of this document in jurisdictions other than England, The Netherlands or the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This document and the accompanying documents have been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside England.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

US SECURITIES LAW

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the “B” Shares to be issued pursuant to the Scheme, Shell Transport will advise the High Court at the Hearing that its sanctioning of the Scheme will be relied upon by Shell Transport and Royal Dutch Shell as an approval of the Scheme following a hearing on its fairness to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, at which hearing all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

The “B” Shares to be issued to Shell Transport Ordinary Shareholders (including to the Shell Transport ADR Depositary in respect of the “B” ADRs to be received by holders of Shell Transport ADRs) and to holders of Shell Transport Bearer Warrants under the Scheme have not been, and are not required to be, registered with the SEC under the US Securities Act or any United States state securities laws. “B” Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof. Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs who are or will be “affiliates” (as such term is defined in Rule 144 of the US Securities Act) (“Restricted Affiliates”) of Shell Transport prior to, or of Royal Dutch Shell after, the Effective Date will be subject to certain United States transfer restrictions relating to “B” Shares and “B” ADRs received under the Scheme. Neither the SEC nor any United States state securities commission has approved or disapproved the “B” Shares or passed upon the accuracy or adequacy of this document, the Listing Particulars, the Short Form Scheme Document or any other accompanying document. Any representation to the contrary is a criminal offence in the United States.

The “B” Shares issuable to Shell Transport Ordinary Shareholders and holders of Shell Transport ADRs or Shell Transport Bearer Warrants pursuant to the Scheme (i) should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) of the US Securities Act and (ii) may be resold by former Shell Transport Ordinary Shareholders or holders of Shell Transport Bearer Warrants (other than Restricted Affiliates) without regard to Rules 144 or 145(c) and (d) of the US Securities Act.

Under the US Securities Act, a Shell Transport Ordinary Shareholder or a holder of Shell Transport ADRs or Shell Transport Bearer Warrants who is deemed to be a Restricted Affiliate may not resell “B” Shares or “B” ADRs received pursuant to the Scheme without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirement for resales outside the United States pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of a company for such purposes depends upon circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

This document contains forward-looking statements, i.e. statements that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are subject to the risk factors described in Part II of the Listing Particulars and other risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction being satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the Implementation Agreement and of Shell Transport Shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell Shares; the accounting implications of the Transaction; the tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/ Shell Group generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. None of Royal Dutch Shell, Shell Transport, Royal Dutch nor any member of the Royal Dutch/ Shell Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, although such forward-looking statements will be updated if required by the Listing Rules, the Euronext Listing Rules or in accordance with such regulations as come into force pursuant to Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading. In light of these risks, the results of Royal Dutch Shell, Shell Transport, Royal Dutch, the Royal Dutch/ Shell Group or the RDS Group could differ materially from the forward-looking statements contained in this document.

Please refer to Part II of the Listing Particulars for a description of certain important factors, risks and uncertainties that may affect the RDS Group’s businesses.

RULE 8.1 AND RULE 8.3 OF THE CITY CODE

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Shell Transport, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Shell Transport is required to disclose by not later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by Royal Dutch Shell, Shell Transport or Royal Dutch or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.

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UNIFICATION OF SHELL TRANSPORT AND ROYAL DUTCH

This document explains the recommended proposals for the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. These proposals were first announced on 28 October 2004 and a copy of that announcement was sent to you by the Chairman of Shell Transport on 2 November 2004. The effect of the proposed unification can be illustrated as follows:

Before	After

Under the terms of the proposed unification, you are being offered:

For every one Shell Transport Ordinary Share	0.287333066 “B” Shares in Royal Dutch Shell
For every one Shell Transport ADR	0.861999198 “B” ADRs in Royal Dutch Shell

The proposed unification will not affect your proportionate economic interest in the Royal Dutch/Shell Group (subject to fractional entitlements).

The Chairman’s letter in Part 1 of this document and the Explanatory Statement in Part 2 of this document provide a more detailed explanation of these proposals. The letter from the Chairman also includes a recommendation of the Shell Transport Directors to vote in favour of these proposals. Part 3 of this document sets out the actions you are asked to take.

WHAT YOU SHOULD DO NOW

•	Review this document

•	Take the actions described in Part 3 of this document

•	If you have any queries, call our shareholder helpline

SHAREHOLDER HELPLINE

Freephone 0800 169 1679

(+44 1903 276 323, if you are calling from outside the UK)

Monday to Friday, 8.30 a.m. to 5.30 p.m.

or, if you are a holder of Shell Transport ADRs, for questions related to action to be taken, call

Toll free 1-888-269-2377 (+1-610-382-7836, if you are calling from outside the US)
or for questions related to this document, call
Toll free 1-877-278-6357 (+1-212-440-9800, if you are calling from outside the US)
Monday to Friday, 8.30 a.m. to 6.00 p.m. (New York City time)

Note: For legal reasons, the shareholder helpline will only be able to provide information contained in this document or the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or to provide financial or taxation advice.

EXPECTED TIMETABLE

2005
Last date for depositing Shell Transport Bearer Warrants with the Shell Transport Registrars(1)	25 June
Voting Record Time (Court Meeting and Shell Transport EGM)	6.00 p.m. on 26 June
Shell Transport annual general meeting	11.00 a.m. on 28 June(2)
Court Meeting	12.00 noon on 28 June(3)
Shell Transport EGM	12.10 p.m. on 28 June(4)
Hearing of petition to confirm the cancellation and repayment of the Shell Transport Preference Shares	10.30 a.m. on 14 July
Cancellation and Repayment Record Time	6.00 p.m. on 14 July(5)
Last day of dealings in Shell Transport Preference Shares	14 July
Registration of the order relating to the cancellation and repayment of the Shell Transport Preference Shares	8.30 a.m. on 15 July(5)
Hearing of petition to sanction the Scheme	10.30 a.m. on 19 July
Last day of dealings in Shell Transport Ordinary Shares and Shell Transport ADRs	19 July(6)
Scheme Record Time	6.00 p.m. on 19 July(6)
Depositary Record Time	5.00 p.m. (New York City time) on 19 July(6)
Registration of the Order by the Registrar of Companies	by 8.00 a.m. on 20 July(6)
Effective Date	20 July(6),(7)
Commencement of dealings in Royal Dutch Shell Shares on the London Stock Exchange(8) and on Euronext Amsterdam	8.00 a.m. (9.00 a.m. Amsterdam time) on 20 July(6)
Crediting of “B” Shares to CREST accounts	20 July(6)
Commencement of trading of Royal Dutch Shell ADRs on the New York Stock Exchange	9.30 a.m. (New York City time) 20 July (6)
Declaration date for the proposed Royal Dutch Shell second quarter dividend	28 July
Ex-dividend date for the proposed Royal Dutch Shell second quarter dividend	3 August

(1)	In order to be entitled to vote at the Court Meeting and the Shell Transport EGM in respect of the Shell Transport Ordinary Shares represented by such Shell Transport Bearer Warrants.

(2)	Notices, forms of proxy and other papers relating to the Shell Transport annual general meeting will be sent separately to Shell Transport Ordinary Shareholders.

(3)	Or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned.

(4)	Or as soon thereafter as the Court Meeting is concluded or adjourned.

(5)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the cancellation and repayment of the Shell Transport Preference Shares.

(6)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.

(7)	Or as soon thereafter as the Order has been registered with the Registrar of Companies.

(8)	And admission to the Official List.

All references in this document to time are to London time (i.e. GMT + 1) unless otherwise stated.

PART 1

LETTER FROM THE CHAIRMAN OF THE “SHELL” TRANSPORT AND

TRADING COMPANY, P.L.C.

The “Shell” Transport and Trading Company, p.l.c.

Shell Centre
London SE1 7NA
United Kingdom
Registered as a public limited company in England and Wales under registered number 54485

Directors:

Lord Oxburgh (Chairman)

Malcolm Brinded (Managing Director)
Peter Voser (Managing Director and Chief Financial Officer)
Teymour Alireza (Non-executive director)
Sir Peter Burt (Non-executive director)
Dr Eileen Buttle (Non-executive director)
Luis Giusti (Non-executive director)
Mary (Nina) Henderson (Non-executive director)
Sir Peter Job (Non-executive director)
Lord Kerr of Kinlochard (Non-executive director)
Sir Mark Moody-Stuart (Non-executive director)

19 May 2005

To:	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans.

Dear Shareholder,

Unification of Shell Transport and Royal Dutch and cancellation and repayment of the Shell Transport Preference Shares

1.     Introduction

I am pleased to be writing to you to set out the final proposals for the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. On 2 November 2004, I wrote to shareholders to provide a copy of the joint announcement, issued by the Shell Transport Board and the Royal Dutch Boards on 28 October 2004, which stated that they had unanimously agreed, in principle, to propose to their shareholders the unification of Shell Transport and Royal Dutch. These proposals will be voted on by Shell Transport Shareholders at the meetings to be held on the same day as the 2005 annual general meeting, 28 June 2005. Details in respect of the Shell Transport annual general meeting will be sent to you separately.

In this letter, I set out a summary of the terms of the Transaction and the proposed cancellation and repayment of the Shell Transport Preference Shares, explain the background to and reasons for our recommendation of the Transaction and seek your support for, and approval of, the Transaction. The actions you should take are set out in Part 3 of this document, and the recommendation of the Shell Transport Board is set out in paragraph 17 of this letter.

Completion is expected to take place on 20 July 2005.

Please note that this document should be read in conjunction with the Listing Particulars which contain further information on Royal Dutch Shell, Shell Transport, Royal Dutch and the Royal Dutch/ Shell Group. The Listing Particulars are available on our website at www.shell.com/unification.

You will find definitions for certain words used in this letter and the rest of this document in Part 10 of this document.

2.     Background to and reasons for the Transaction

2.1    Background

Following the announcements made on 5 March 2004, 18 March 2004 and 17 June 2004, a review of the structure and overall governance of Shell Transport, Royal Dutch and the Royal Dutch/Shell Group was carried out by the Steering Group drawn from the Shell Transport Board and the Royal Dutch Boards. The Steering Group was chaired by Lord Kerr of Kinlochard and its members were Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer.

The terms of reference of the Steering Group were to consider:

(i)	how to simplify the Shell Transport Board, the Royal Dutch Boards and the boards of the Royal Dutch/Shell Group holding companies and the management structures of the Royal Dutch/Shell Group;

(ii)	how decision-making processes and accountability could be improved; and

(iii)	ways in which effective leadership for the Royal Dutch/Shell Group as a whole could be enhanced.

The Steering Group was assisted by the Working Group of senior finance, accounting and legal personnel from the Royal Dutch/Shell Group. The Steering Group and the Working Group received corporate finance advice from Citigroup and Rothschild and legal advice from Slaughter and May, De Brauw Blackstone Westbroek N.V. and Cravath, Swaine & Moore LLP on matters concerning English, Dutch and US law, respectively. The Steering Group considered a wide range of possible structures to meet the objectives of the review. Members of the Steering Group also heard the views of a large number of shareholders from the UK, The Netherlands, the US and elsewhere, and also met with shareholder bodies in the UK and The Netherlands.

The Shell Transport Board and the Royal Dutch Boards carefully considered the results of the review and the options for the future structure of the Royal Dutch/Shell Group and unanimously agreed, in principle, to recommend the Transaction to their shareholders together with reforms of governance and management, announcing their decision to that effect on 28 October 2004.

2.2    Reasons for the Transaction

The Shell Transport Board believes that the Transaction and the governance proposals announced on 28 October 2004 will deliver significant benefits, including:

(i)	Increased clarity and simplicity of governance

A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

(ii)	Increased management efficiency

Increased efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters, the elimination of duplication and the centralisation of functions.

(iii)	Increased accountability

The fact that the Executive Committee will report through the Chief Executive to a single board with a single non-executive Chairman is expected to improve the accountability of the board and management to all shareholders and to clarify lines of authority.

(iv)	Flexibility in issuing equity and debt

Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on a SEC-registered basis.(1)

3.     Summary of Transaction terms

3.1    Summary terms

The Transaction will result in Royal Dutch Shell becoming the parent company of Shell Transport and Royal Dutch and, through Shell Transport and Royal Dutch, of the Royal Dutch/Shell Group. The Transaction is to be effected (i) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act; and (ii) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares.

A diagrammatic representation of the effect of the Transaction appears below:

Before

After

(1)	Assuming full acceptance of the Royal Dutch Offer, former Royal Dutch Shareholders will hold 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and former Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will hold 40 per cent.

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer.

The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism (described in paragraph 5.2 of this letter and in more detail in paragraph 2 of Part 7 of this document) by which dividends having a UK source are intended to be paid to the holders of “B” Shares.

3.2    Exchange terms

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants, holders of Shell Transport ADRs and Royal Dutch Shareholders are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/Shell Group.

(1)	Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

Accordingly, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will each receive, respectively:

for each Shell Transport Ordinary Share(1)	0.287333066 “B” Shares
for each Shell Transport ADR	0.861999198 “B” ADRs

The exchange ratios have been calculated so as to ensure that, assuming full acceptance of the Royal Dutch Offer, the “A” Shares will represent 60 per cent. of the ordinary share capital of Royal Dutch Shell and the “B” Shares 40 per cent. Further details on the exchange ratio are set out in paragraph 1 of Part 7 of this document.

Details of how fractional entitlements are being dealt with are set out in paragraph 2.3 of Part 2 of this document.

3.3    Implementation

The Transaction is to be implemented in accordance with the Implementation Agreement between Royal Dutch Shell, Shell Transport and Royal Dutch which is summarised in paragraph 2 of Part 5 of this document.

The Transaction can only become effective if (i) all the conditions to the Scheme, and (ii) all the conditions to the Royal Dutch Offer have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that, prior to the Hearing Date, the Implementation Agreement is terminated in accordance with its terms.

3.4    Conditions

The Transaction is subject to a number of conditions which need to be satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived, including:

•	approval of the Scheme, at the Court Meeting, by a majority in number representing three-fourths in value of those Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy;

•	the passing at the Shell Transport EGM of special resolutions approving (i) the cancellation and repayment of the Shell Transport Preference Shares and (ii) the Scheme;

•	the passing of a resolution by the Royal Dutch annual general meeting approving the Implementation Agreement;

•	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

•	the admission of the Royal Dutch Shell Shares to the Official List and to trading on the London Stock Exchange, the listing of the Royal Dutch Shell Shares on Euronext Amsterdam and the listing of the Royal Dutch Shell ADRs on the NYSE; and

•	the sanction (with or without modification) of:

(i)	the cancellation and repayment of the Shell Transport Preference Shares; and

(ii)	the Scheme,

by the High Court.

(1)	Including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled.

4.     Overview of Royal Dutch Shell

4.1    New corporate structure

Royal Dutch Shell is incorporated in England and Wales, headquartered in The Netherlands and resident in The Netherlands for UK and Dutch tax purposes. The current dual corporate headquarters of the Royal Dutch/ Shell Group are being consolidated into a single headquarters in The Netherlands.

4.2    Directors of Royal Dutch Shell

Royal Dutch Shell has a single tier board of directors headed by a non-executive Chairman, with management led by a Chief Executive. The Royal Dutch Shell Board comprises:

•	Aad Jacobs, Chairman and Chairman of the Nomination and Succession Committee(3)

•	Lord Kerr of Kinlochard, Deputy Chairman (and senior independent Non-executive director)(1),(3)

•	Jeroen van der Veer, Chief Executive

•	Peter Voser, Chief Financial Officer

•	Malcolm Brinded, Executive director, Exploration and Production

•	Linda Cook, Executive director, Gas & Power

•	Rob Routs, Executive director, Oil Products and Chemicals

•	Maarten van den Bergh, Non-executive director(2)

•	Sir Peter Burt, Non-executive director(4)

•	Mary (Nina) Henderson, Non-executive director(2),(4)

•	Sir Peter Job, Non-executive director(1)

•	Wim Kok, Non-executive director and Chairman of the Social Responsibility Committee(2)

•	Jonkheer Aarnout Loudon, Non-executive director and Chairman of the Remuneration Committee(1),(3)

•	Christine Morin-Postel, Non-executive director(4)

•	Lawrence Ricciardi, Non-executive director and Chairman of the Audit Committee(4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee

Three of the executive directors of Royal Dutch Shell have been drawn from the board of management of Royal Dutch and two have been drawn from the Shell Transport Board. Six of the ten non-executive directors on the Royal Dutch Shell Board have been drawn from the seven members of the Royal Dutch Supervisory Board and four have been drawn from the nine non-executive directors of the Shell Transport Board.

Aad Jacobs is the non-executive Chairman of Royal Dutch Shell with responsibility for leadership of the Royal Dutch Shell Board. Aad Jacobs will be the Chairman until his previously planned retirement at the Royal Dutch Shell annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor has commenced.

Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/Shell Group.

Reporting to Jeroen van der Veer are: Peter Voser, the Chief Financial Officer; Malcolm Brinded, Executive director of Exploration and Production; Linda Cook, Executive director of Gas & Power; and Rob Routs, Executive director of Oil Products and Chemicals. Jeroen van der Veer chairs an Executive Committee comprising himself and the four other executive directors named above.

Five of the 10 non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. Royal Dutch Shell has stated that the retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the RDS Group.

4.3    Further information relating to Royal Dutch Shell

Information, including financial information, relating to Royal Dutch Shell is set out in the Listing Particulars.

5.     Dividends

5.1    Dividend policy

In setting the level of the Royal Dutch Shell dividend, the Royal Dutch Shell Board has stated that it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

Royal Dutch Shell has stated that, following the Effective Date, the dividends it declares will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid in September 2005.

Shell Transport and Royal Dutch have declared dividends on their respective shares for the first quarter of 2005 of €0.46 per Royal Dutch Share and 4.55 pence per Shell Transport Ordinary Share. Royal Dutch Shell has stated that it will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

The Royal Dutch Shell Shares will rank in full for all dividends and distributions on the ordinary share capital of Royal Dutch Shell delivered, made or paid after the Effective Date.

5.2    Dividend Access Mechanism

To facilitate the preservation of the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, dividends to be received by holders of “B” Shares are intended to have a UK source. This will be achieved by paying the dividends to which they are entitled through the Dividend Access Mechanism. The Dividend Access Mechanism has been approved by the Dutch Revenue Service. Further details of the Dividend Access Mechanism are set out in paragraph 2 of Part 7 of this document.

Dividends to be received by holders of “A” Shares will have a Dutch source.

5.3    Currency of dividends

Royal Dutch Shell has stated that it will declare its dividends in euro. Dividends declared on the “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Dividends declared on the “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. The holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency. The plan manager of the Shell Transport PEP and the Shell Transport ISA has indicated that investors in the Shell Transport PEP and/or the Shell Transport ISA will receive payments in respect of any Royal Dutch Shell dividends in Pounds Sterling.

Royal Dutch Shell has stated that the availability of the dividend currency election may be suspended or terminated by the Royal Dutch Shell Board at any time without notice, for any reason and without financial recompense.

Information on how holders of “B” Shares can elect to receive dividends in euro is set out in Part 3 of this document.

6.	Share buy back programme

On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/ Shell Group at the end of 2004, the Shell Transport and Royal Dutch share buy back programme would be relaunched with a projected return of surplus cash to shareholders for 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell has stated that it intends to continue the Shell Transport and Royal Dutch share buy back programme on this basis.

Dutch tax law treats share buy backs for cancellation as being subject to withholding tax unless an exemption applies by virtue of their being carried out within certain annual quantitative limits. These quantitative limits have been agreed with the Dutch Revenue Service for the “A” Shares and the limits will not restrict the share buy back programme announced for 2005. Buy backs of “A” Shares within these limits will not be subject to Dutch withholding tax. However, no quantitative limits on which to base an exemption (or other mitigation of the withholding tax) for buy backs of “B” Shares have been agreed with the Dutch Revenue Service and so, if repurchases of “B” Shares were undertaken, they would potentially give rise to Dutch withholding tax at the rate of 25 per cent.

Accordingly, Royal Dutch Shell has stated that it expects to buy back “A” Shares in preference to “B” Shares, unless and until exemption from or other mitigation of the withholding tax on buy backs of “B” Shares is agreed with the Dutch Revenue Service. In any event, any withholding tax arising on a buy back of “B” Shares would be borne by Royal Dutch Shell and not the selling shareholder.

7.     Listings and delistings

7.1    Royal Dutch Shell listings

Applications have been made to the UK Listing Authority for the “A” Shares and the “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and the “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities.

An application has been made, subject to the Royal Dutch Offer being declared unconditional, to list the “A” Shares and the “B” Shares on Euronext Amsterdam. The listing of Royal Dutch Shell ADRs on the NYSE has been approved, subject to official notice of issuance.

7.2    Shell Transport delistings

If all the conditions to the Scheme are satisfied (or, to the extent permitted by applicable law and the Implementation Agreement, waived) Shell Transport intends to seek the delisting of the Shell Transport Ordinary Shares from the Official List. In addition, Shell Transport will seek the delisting of the Shell Transport ADRs from the NYSE.

Shell Transport Ordinary Shares have already been delisted from the Munich and Paris stock exchanges. It is intended that Shell Transport Ordinary Shares will also be delisted from the other German stock exchanges on which they are currently listed (Dusseldorf, Berlin, Hamburg and Frankfurt) prior to the Effective Date. Shell Transport intends to obtain a full delisting from the Brussels stock exchange, which is expected to occur six months after the Effective Date.

8.     Information on Shell Transport, Royal Dutch and the Royal Dutch/Shell Group

Shell Transport is an English incorporated company and owns 40 per cent. of the Royal Dutch/ Shell Group. As at the close of business on 13 May 2005, being the last practicable date prior to the publication of this document, the market capitalisation of Shell Transport was £44,607,560,750.

Royal Dutch owns 60 per cent. of the Royal Dutch/ Shell Group. It is a Dutch incorporated company with a listing on Euronext Amsterdam and various other stock exchanges. As at the close of business on 13 May 2005, being the last practicable date prior to the publication of this document, the market capitalisation of Royal Dutch was €93,438,828,000.

The Royal Dutch/Shell Group has grown out of a scheme of amalgamation between Shell Transport and Royal Dutch dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry through the transfer of all the significant operating assets of each of Shell Transport and Royal Dutch to companies owned 40 per cent. by Shell Transport and 60 per cent. by Royal Dutch.

Currently, Shell Transport and Royal Dutch are the parent companies of the Royal Dutch/Shell Group but are not themselves part of it. All operating activities are conducted by companies that are members of the Royal Dutch/Shell Group.

Further information relating to Shell Transport, Royal Dutch and the Royal Dutch/ Shell Group, including financial information, is set out in the Listing Particulars.

9.     Risk factors

Information on certain risk factors relating to the Transaction and to the business of the RDS Group is set out in Part II of the Listing Particulars.

10.    Financial information

Financial information relating to Shell Transport, Royal Dutch and the Royal Dutch/ Shell Group for the financial years ended 31 December 2002, 2003 and 2004 is set out in Part XV, Part XIV and Part XIII of the Listing Particulars, respectively, and the first quarter results of Shell Transport, Royal Dutch and the Royal Dutch/Shell Group are set out in Part XVI of the Listing Particulars. Financial information on Royal Dutch Shell from the date of its incorporation is set out in Part XII of the Listing Particulars and pro forma financial information relating to the RDS Group is set out in Part XVII and Part XVIII of the Listing Particulars.

11.    Cancellation and repayment of Shell Transport Preference Shares

In conjunction with the implementation of the Transaction, Shell Transport proposes to cancel and repay the Shell Transport Preference Shares as:

•	it is intended that no Shell Transport Shares should be listed following Completion; and

•	the cancellation and repayment of the Shell Transport Preference Shares will simplify the capital structure of Shell Transport and will remove a possible technical issue relating to the payment of dividends by Royal Dutch Shell in the future, including to former holders of Shell Transport Ordinary Shares.

Assuming that the special resolutions relating to the Shell Transport Preference Shares are passed at the Shell Transport EGM, and subject to the sanction of the High Court:

(i)	in consideration for the cancellation of the Shell Transport First Preference Shares, holders of Shell Transport First Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport First Preference Share, £1.0448 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.0284 calculated by reference to the average share price of the Shell Transport First Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 April 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0164, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005); and

(ii)	in consideration for the cancellation of the Shell Transport Second Preference Shares, holders of Shell Transport Second Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport Second Preference Share, £1.4735 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.4410 calculated by reference to the average share price of the Shell Transport Second Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 February 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0325, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005).

Amounts payable to holders of Shell Transport Preference Shares in respect of the premium and the fixed dividend will each be rounded up to the nearest whole pence.

Information regarding UK taxation in respect of the cancellation and repayment of the Shell Transport Preference Shares is set out in paragraph 4 of Part 9 of this document.

The figures set out above have been calculated on the assumption that payment to the holders of Shell Transport Preference Shares takes place on 19 July 2005. If payment takes place after 19 July 2005, the amount to be received by the holders of Shell Transport Preference Shares will increase (to reflect the resulting increased dividend entitlement).

The figures set out above have also been calculated in accordance with the Shell Transport Articles save that the share price data necessary to derive the premium payable in respect of the Shell Transport First Preference Shares has, for the period following 20 January 2005, been taken from Datastream rather than the London Stock Exchange Daily Official List. This is because the London Stock Exchange Daily Official List ceased to quote prices for the Shell Transport First Preference Shares on 20 January 2005. The Shell Transport Board does not consider that this should result in any disadvantage to the holders of Shell Transport First Preference Shares.

The terms of the cancellation and repayment of the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares represent a premium to their respective market prices prior to the announcement of their proposed cancellation and a premium to their par values. The cancellation and repayment provides holders with an opportunity to crystalise value in an illiquid and undated security.

Holders of Shell Transport Preference Shares are entitled to attend and vote at the Shell Transport EGM at which special resolutions in respect of the cancellation and repayment of the Shell Transport Preference Shares will be proposed. Shell Transport Ordinary Shareholders will also be able to vote on these special resolutions.

Completion of the Transaction is conditional on the cancellation and repayment of the Shell Transport Preference Shares, although this condition can be waived if necessary and appropriate.

12.    Current trading and prospects

Information for the three months ended 31 March 2005 was included in the Royal Dutch/ Shell Group’s unaudited quarterly results announcement on 28 April 2005. Such information is also set out in Part XVI of the Listing Particulars.

From 31 March 2005 to 13 May 2005 (being the last practicable date prior to the publication of this document), the Royal Dutch/ Shell Group has continued to trade in line with the expectations of the Shell Transport Board.

The Shell Transport Board remains confident in the outlook and prospects for the RDS Group for the current financial year.

13.    Employees

Royal Dutch Shell has indicated that the existing employment rights, including pension rights, of employees of Shell Transport will be fully safeguarded.

14.    Royal Dutch/ Shell Group Share Plans

The effect of the Scheme on the Royal Dutch/ Shell Group Share Plans is set out in paragraph 6 of Part 7 of this document. Participants in Royal Dutch/ Shell Group Share Plans will receive further information about the effect of the Transaction on their rights in a separate communication.

15.    Taxation

Holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs should see paragraph 1 of Part 9 of this document for information relating to UK tax (including a discussion of UK stamp duty and SDRT which is relevant to holders of “B” Shares or “B” ADRs irrespective of their tax residence), paragraph 2 of Part 9 for information on Dutch withholding tax, and paragraph 3 of Part 9 for information relating to US tax.

16.    Action to be taken

The Shell Transport Board is seeking approval of the Scheme at the Court Meeting, convened by order of the High Court, and at the related Shell Transport EGM. We are also seeking approval, at the Shell Transport EGM, of the cancellation and repayment of the Shell Transport Preference Shares.

The Court Meeting is to be held at 12.00 noon on 28 June 2005 (or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned) and the Shell Transport EGM is to be held at 12.10 p.m. on 28 June 2005 (or as soon thereafter as the Court Meeting is concluded or adjourned).

IF THE SCHEME BECOMES EFFECTIVE, IT WILL BE BINDING ON ALL HOLDERS OF SCHEME SHARES, INCLUDING ANY HOLDERS WHO DID NOT VOTE TO APPROVE THE SCHEME.

Your support is important to us and I encourage you to vote in favour of the resolutions to be proposed at the Court Meeting and the Shell Transport EGM by taking the actions set out in Part 3 of this document.

If you are a Shell Transport Shareholder, a participant in the Shell Transport Nominee Service or an investor in the Shell Transport PEP and/or Shell Transport ISA and have any questions about the documents contained in this mailing or about any other matters relating to the Transaction or the cancellation and repayment of the Shell Transport Preference Shares, please call the shareholder helpline on Freephone 0800 169 1679 (or, if you are outside the UK, +44 1903 276 323) between 8.30 a.m. and 5.30 p.m. Monday to Friday. If you are a holder of Shell Transport ADRs and have any questions about the documents contained in this mailing or about any other matters relating to the Transaction or the cancellation and repayment of the Shell Transport Preference Shares, please call toll free on 1-888-269-2377 (or, if you are outside the US, +1-610-382-7836) for questions related to actions to be taken call toll free on 1-877-278-6357 (or, if you are outside the US, +1-212-440-9800) for questions related to the Scheme, in either case, between 8.30 a.m. and 6.00 p.m. (New York City time) Monday to Friday. For legal reasons, the shareholder helpline and the ADR holder helplines will only be able to provide information contained in this document or the Listing Particulars and practical information about how to complete the various forms. They will be unable to give advice on the merits of the Transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or to provide financial or taxation advice.

17.    Recommendation

The Shell Transport Directors, who have been so advised by Deutsche Bank, consider the terms of the Transaction to be fair and reasonable for Shell Transport Ordinary Shareholders. In providing advice to the Shell Transport Directors, Deutsche Bank has taken into account the commercial assessments of the Shell Transport Directors.

The Shell Transport Directors consider the resolutions to be proposed at the Shell Transport EGM to be in the best interests of the Shell Transport Shareholders as a whole.

Accordingly, the Shell Transport Directors unanimously recommend that Shell Transport Ordinary Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolution to be proposed at the Court Meeting and that Shell Transport Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolutions to be proposed at the Shell Transport EGM as they intend to do in respect of their own beneficial shareholdings which, on 13 May 2005 (being the last practicable date prior to the publication of this document), amounted to 740,449 Shell Transport Ordinary Shares and 11,400 Shell Transport ADRs, in aggregate representing 0.007829 per cent. of the issued share capital of Shell Transport.

Yours sincerely

Lord Oxburgh

Chairman

PART 2

COPY OF THE EXPLANATORY STATEMENT

(prepared pursuant to section 426 of the Companies Act)

19 May 2005

To:	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans.

Dear Shareholder,

UNIFICATION OF SHELL TRANSPORT AND ROYAL DUTCH

1.     Introduction

We have been authorised by the Shell Transport Directors to write to you to explain the terms of the Transaction and, in particular, the Scheme and to provide you with other relevant information. Statements made in this letter which refer to the benefits of the Transaction and intentions and expectations regarding Royal Dutch Shell reflect the beliefs of the Shell Transport Directors.

2.     Summary of Transaction terms

2.1    Summary terms

The Transaction will result in Royal Dutch Shell becoming the parent company of Shell Transport and Royal Dutch. The Transaction is to be effected (i) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act; and (ii) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares.

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer.

The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism (described further below in paragraph 4.2).

2.2    Exchange terms

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants, holders of Shell Transport ADRs and Royal Dutch Shareholders are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.

Accordingly, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will each receive, respectively:

for each Shell Transport Ordinary Share(1)	0.287333066 “B” Shares
for each Shell Transport ADR	0.861999198 “B” ADRs

The exchange ratios have been calculated so as to ensure that, assuming full acceptance of the Royal Dutch Offer, the “A” Shares will represent 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and the “B” Shares 40 per cent.

2.3    Fractional entitlements

As a result of the exchange ratios, some Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and Shell Transport ADRs may be entitled to fractions of “B” Shares or “B” ADRs (as appropriate). However, such fractions will not be allotted or issued to such persons, but will be aggregated and sold in the market on their behalf as soon as possible following the Effective Date at the best price which can reasonably be obtained at the time of sale. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled to them in accordance with their fractional entitlements. In the absence of bad faith or wilful default, none of Royal Dutch Shell, Shell Transport or the Royal Dutch Shell “B” ADR Depositary shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Anyone entitled to receive any net proceeds of sale of fractional entitlements will receive a cheque in due course in respect of such net proceeds. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants who receive cheques may, if they wish, choose to donate the amount of their cheque to ShareGift. ShareGift is a share donation charity which collects donations for the benefit of other UK charities. All the proceeds donated to ShareGift by holders of Shell Transport Ordinary Shares and Shell Transport Bearer Warrants will be pooled and the funds used by ShareGift’s trustees to support a range of other UK charities, covering a broad spectrum of local, national and international work. ShareGift has been able to donate millions of pounds to hundreds of different charities as a result of donations of unwanted shares and small cash amounts.

Any Shell Transport Ordinary Shareholders or holders of Shell Transport Bearer Warrants who wish to donate the net proceeds of sale of their fractional entitlements to ShareGift should follow the instructions which will be enclosed with their cheques.

2.4    Implementation and conditions

The Transaction is to be implemented in accordance with the Implementation Agreement. Unless the Scheme becomes effective by not later than 31 December 2005, or such later date as Royal Dutch Shell, Shell Transport and Royal Dutch may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.

The Transaction can only become effective if (i) all the conditions to the Scheme, and (ii) all the conditions to the Royal Dutch Offer have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that, prior to the Hearing Date, the Implementation Agreement is terminated in accordance with its terms.

2.5    Settlement

All “B” Shares will initially be in uncertificated form which means that no share certificates will initially be issued in respect of them. Instead, “B” Shares to which holders of certificated Shell Transport Ordinary Shares and holders of Shell Transport Bearer Warrants are entitled under the Scheme will be issued on the Effective Date to the RDS Corporate Nominee which will hold them on their behalf. Within fourteen days of the Effective Date, a statement of entitlement will be sent to each person who holds

(1)	Including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled.

certificated Shell Transport Ordinary Shares at the Scheme Record Time or Shell Transport Bearer Warrants (provided that those warrants were on deposit with the Shell Transport Registrars at the Effective Date) detailing the number of “B” Shares which the RDS Corporate Nominee holds on his or her behalf. Any person whose “B” Shares are held on his or her behalf by the RDS Corporate Nominee may request, at any time, that the “B” Shares to which he or she is entitled be transferred into his or her own name as the registered holder and that he or she be sent a share certificate in respect of those “B” Shares. A form to allow a person to make such a request will be sent to each person holding “B” Shares through the RDS Corporate Nominee with his or her statement of entitlement.

On the Effective Date, “B” Shares to which holders of uncertificated Shell Transport Ordinary Shares are entitled under the Scheme will be issued to them through CREST.

“B” ADRs will be issued on the Effective Date on behalf of each person holding Shell Transport ADRs at the Depositary Record Time. The “B” ADRs will not be registered in the name of such person until he or she returns the letter of transmittal, which will be sent to him or her separately by the Shell Transport ADR Depositary, together with the certificate in respect of his or her Shell Transport ADRs.

3.     Overview of Royal Dutch Shell

3.1    New corporate structure

Royal Dutch Shell is incorporated in England and Wales, headquartered in The Netherlands and resident in The Netherlands for UK and Dutch tax purposes.

3.2    Directors of Royal Dutch Shell

Royal Dutch Shell has a single tier board of directors headed by a non-executive Chairman, with management led by a Chief Executive. The Royal Dutch Shell Board comprises:

•	Aad Jacobs, Chairman and Chairman of the Nomination and Succession Committee(3)

•	Lord Kerr of Kinlochard, Deputy Chairman (and senior independent Non-executive director)(1),(3)

•	Jeroen van der Veer, Chief Executive

•	Peter Voser, Chief Financial Officer

•	Malcolm Brinded, Executive director, Exploration and Production

•	Linda Cook, Executive director, Gas & Power

•	Rob Routs, Executive director, Oil Products and Chemicals

•	Maarten van den Bergh, Non-executive director(2)

•	Sir Peter Burt, Non-executive director(4)

•	Mary (Nina) Henderson, Non-executive director(2),(4)

•	Sir Peter Job, Non-executive director(1)

•	Wim Kok, Non-executive director and Chairman of the Social Responsibility Committee(2)

•	Jonkheer Aarnout Loudon, Non-executive director and Chairman of the Remuneration Committee(1),(3)

•	Christine Morin-Postel, Non-executive director(4)

•	Lawrence Ricciardi, Non-executive director and Chairman of the Audit Committee(4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee

Three of the executive directors of Royal Dutch Shell have been drawn from the board of management of Royal Dutch and two have been drawn from the Shell Transport Board. Six of the ten non-executive directors on the Royal Dutch Shell Board have been drawn from the seven members of the supervisory board of Royal Dutch and four have been drawn from the nine non-executive directors of the Shell Transport Board.

Aad Jacobs is the non-executive Chairman of Royal Dutch Shell with responsibility for leadership of the Royal Dutch Shell Board. Aad Jacobs will be the Chairman until his previously planned retirement at the Royal Dutch Shell annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor has commenced.

Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/ Shell Group.

Five of the 10 non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. Royal Dutch Shell has stated that the retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the RDS Group.

4.     Dividends

4.1    Dividend policy

In setting the level of the Royal Dutch Shell dividend, the Royal Dutch Shell Board has stated that it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

Royal Dutch Shell has stated that, following the Effective Date, the dividends it declares will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid in September 2005.

Shell Transport and Royal Dutch have declared dividends on their respective shares for the first quarter of 2005 of €0.46 per Royal Dutch Share and 4.55 pence per Shell Transport Ordinary Share. Royal Dutch Shell has stated that it will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

The Royal Dutch Shell Shares will rank in full for all dividends and distributions on the ordinary share capital of Royal Dutch Shell declared, made or paid after the Effective Date.

4.2    Dividend Access Mechanism

To facilitate the preservation of the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, dividends to be received by holders of “B” Shares are intended to have a UK source. This will be achieved by paying the dividends to which they are entitled through the Dividend Access Mechanism. The Dividend Access Mechanism has been approved by the Dutch Revenue Service.

Dividends paid to holders of “B” Shares through the Dividend Access Mechanism will not be subject to any withholding tax in the UK or The Netherlands.

If, contrary to the current intention of Royal Dutch Shell, dividends are paid to holders of “B” Shares otherwise than through the Dividend Access Mechanism, these dividends will have a Dutch source and will generally be subject to Dutch withholding tax at the rate of 25 per cent. or such lower rate as may be obtained by a holder of “B” Shares under the terms of the treaty for the avoidance of double taxation between the country where such holder is resident and The Netherlands. Holders of “B” Shares who are resident or, if individuals, ordinarily resident for tax purposes in the UK will, in general, be subject to UK income tax or corporation tax on the gross amount of such dividends, rather than on the amount actually received net of any Dutch withholding tax. However, such holders may be able to obtain a tax credit for all or part of any such Dutch withholding tax to set against such UK income or corporation tax liability.

The Dividend Access Mechanism may be suspended or terminated at any time by the Royal Dutch Shell Directors or the directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

4.3    Currency of dividends

Royal Dutch Shell has stated that it will declare its dividends in euro. Dividends declared on the “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Dividends declared on the “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. The holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency.

Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants (who will receive “B” Shares under the Scheme) are able to elect to receive dividends declared by Royal Dutch Shell in euro by completing and returning the dividend currency election form. For the currency election to be valid for a particular dividend, Royal Dutch Shell has stated that it must be received by the Royal Dutch Shell Registrars no later than 5 p.m. on the day before Royal Dutch Shell declares that particular dividend. A valid dividend currency election, once received by the Royal Dutch Shell Registrars, will apply to all Royal Dutch Shell dividends payable to the person who submitted the form unless, and until, a subsequent valid dividend currency election form is received by the Royal Dutch Shell Registrars from that person.

Royal Dutch Shell has stated that the availability of the dividend currency election may be suspended or terminated by the Royal Dutch Shell Board at any time without notice, for any reason and without financial recompense.

5.	Share buy back programme

On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/ Shell Group at the end of 2004, the Shell Transport and Royal Dutch share buy back programme would be relaunched with a projected return of surplus cash to shareholders for 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell has stated that it intends to continue the Shell Transport and Royal Dutch share buy back programme on this basis.

Dutch tax law treats share buy backs for cancellation as being subject to withholding tax unless an exemption applies by virtue of their being carried out within certain annual quantitative limits. These quantitative limits have been agreed with the Dutch Revenue Service for the “A” Shares and the limits will not restrict the share buy back programme announced for 2005. Buy backs of “A” Shares within these limits will not be subject to Dutch withholding tax. However, no quantitative limits on which to base an exemption (or other mitigation of the withholding tax) for buy backs of “B” Shares have been agreed with the Dutch Revenue Service and so, if repurchases of “B” Shares were undertaken, they would potentially give rise to Dutch withholding tax at the rate of 25 per cent.

Accordingly, Royal Dutch Shell has stated that it expects to buy back “A” Shares in preference to “B” Shares, unless and until exemption from or other mitigation of the withholding tax on buy backs of “B” Shares is agreed with the Dutch Revenue Service. In any event, any withholding tax arising on a buy back of “B” Shares would be borne by Royal Dutch Shell and not the selling shareholder.

6.	Effect of the Scheme on the interests of Shell Transport Directors

The material interests of the Shell Transport Directors in Shell Transport are as set out below and, save as set out below, the effect of the Scheme on the interests of the Shell Transport Directors does not differ from its effect on the like interests of any other Shell Transport Ordinary Shareholder.

6.1	Shareholdings of Shell Transport Directors

The interests of each Shell Transport Director (including those of their respective connected persons which would, if the connected person were a Shell Transport Director, be required to be disclosed pursuant to sections 324 or 328 of the Companies Act and the existence of which is known to or could with reasonable diligence be ascertained by the relevant Shell Transport Director) in Shell Transport Shares as at 13 May 2005 (being the last practicable date prior to the publication of this document) are as follows:

Number of Shell Transport Ordinary Shares
(including, where indicated, those represented by Shell Transport
Director	ADRs)
Lord Oxburgh	6,438
Malcolm Brinded(1)	77,948
Peter Voser(1)	None
Teymour Alireza	29,093
Sir Peter Burt(1)	10,000
Dr Eileen Buttle	3,400
Luis Giusti	2,400 (represented by Shell Transport ADRs)
Mary (Nina) Henderson (1)	9,000 (represented by Shell Transport ADRs)
Sir Peter Job(1)	3,570
Lord Kerr of Kinlochard(1)	10,000
Sir Mark Moody-Stuart	600,000

All of the above interests are beneficial interests.

The following Shell Transport Directors had options or awards outstanding in respect of Shell Transport Ordinary Shares under the Royal Dutch/Shell Group Share Plans as at 13 May 2005 (being the last practicable date prior to the publication of this document):

			Number of shares
			under option/		Market
			performance shares	Exercise	price at
		Dates	conditionally awarded	price	date of	Exercise	Performance
Name	Plan granted under	of grant	under the LTIPs	per share	award(3)	period	period
Malcolm Brinded(1)	Share Option Plans	11/12/97	37,500	£4.39	—	11/12/00-10/12/07	—
		22/12/98	139,200	£3.63	—	22/12/01-21/12/08	—
		23/03/00	183,750	£5.05	—	23/03/03-22/03/10	—
		13/11/00	14,000	£5.63	—	13/11/03-12/11/10	—
		26/03/01	139,100	£5.52	—	26/03/04-25/03/11	—
		07/05/04	800,000	£3.99	—	07/05/07-06/05/14	—
	LTIP(2)	07/05/04	353,383	—	£3.99	—	01/01/04-31/12/06
	LTIP(2)(4)	15/09/04	5,322	—	£4.15	—	01/01/04-31/12/06
	LTIP(2)(4)	15/03/05	7,770	—	£4.94	—	01/01/04-31/12/06
Peter Voser(1)	Share Option Plans	05/11/04	800,000	£4.32	—	05/11/07-04/11/14	—
	LTIP(2)	05/11/04	252,314	—	£4.32	—	01/01/04-31/12/06
	LTIP(2)(4)	15/03/05	5,465	—	£4.94	—	01/01/04-31/12/06
Sir Mark Moody-Stuart	Share Option Plans	22/12/98	440,800	£3.63	—	22/12/01-29/06/06	—
		23/03/00	365,250	£5.05	—	23/03/03-29/06/06	—

6.2    Current service contracts for the Shell Transport executive directors

Malcolm Brinded has a service contract with The Shell Petroleum Company Limited dated 1 July 2004. The contract is terminable by three months’ notice from the employer, or one month’s notice from the employee, or automatically on 30 June following Malcolm Brinded’s 60th birthday. There are no pre-determined termination compensation arrangements.

Peter Voser has a contract with SEECH AG effective 4 October 2004. The contract is terminable by either party giving three months’ notice or automatically on 30 June following Peter Voser’s 60th birthday.

There is a temporary severance arrangement in the case of a company-initiated termination for reasons other than gross misconduct. During the first three years of his employment, the severance pay would

(1)	Also a Royal Dutch Shell Director.
(2)	100 per cent. of the performance shares awarded in 2003 and 2004 are subject to performance conditions.
(3)	The market price is based on the average of the opening and closing share prices over the period of five trading days prior to and including the day on which the number of shares is determined in accordance with the LTIP rules.
(4)	Dividend shares.

be equal to the sum of the applicable gross annual base pay and the most recent annual bonus, but in no event would be less than £1,000,000.

6.3    Proposed service contracts for the Royal Dutch Shell executive directors

Malcolm Brinded and Peter Voser have been appointed to the Royal Dutch Shell Board and new contracts are proposed for these directors following Completion. It is intended that they will be employed by Shell Petroleum N.V. and that the contracts will provide for the statutory notice period applicable to employees in The Netherlands, being one month for an employee and, depending on the duration of employment, a maximum of four months for the employer. The contracts will expire on 30 June following the individuals’ 60th birthdays.

Peter Voser’s new service contract will contain a temporary severance arrangement identical to that contained in his current service contract. This arrangement will continue until 3 October 2007. Malcolm Brinded’s service contract will not contain a temporary severance arrangement.

6.4	Current letters of appointment of the Shell Transport non-executive directors

The terms of office of each of the Shell Transport non-executive directors end at the close of business of the annual general meeting in the relevant year, subject to the provisions of the Shell Transport Articles. Subject to appointment for further terms, the terms of office end as follows:

Sir Mark Moody-Stuart	2005
Lord Oxburgh	2005
Teymour Alireza	2006
Dr Eileen Buttle	2006
Luis Giusti	2007
Mary (Nina) Henderson	2007
Sir Peter Job	2008
Lord Kerr of Kinlochard	2009
Sir Peter Burt	2009

The letters of appointment of the Shell Transport non-executive directors, dated February 2004, include reference to their terms of office subject to the provisions of the Shell Transport Articles regarding their election and re-election at annual general meetings. They provide for a notice period of three months and there are no compensation provisions upon early termination.

Sir Mark Moody-Stuart and Teymour Alireza will both retire at the Shell Transport annual general meeting on 28 June 2005 and will not stand for re-election. All the other Shell Transport Directors have agreed to resign from their directorships of Shell Transport on the Effective Date. None of the retiring directors are entitled to any compensation for loss of office.

6.5	Proposed letters of appointment for the Royal Dutch Shell non-executive directors

Lord Kerr of Kinlochard, Sir Peter Burt, Mary (Nina) Henderson and Sir Peter Job have been appointed to the Royal Dutch Shell Board. The terms of office of each of these directors will end, subject to the provisions of the Royal Dutch Shell Articles and to re-appointment for further terms, at the close of business of the annual general meeting in 2007.

Their letters of appointment provide for a notice period of three months and there are no compensation provisions upon early termination.

6.6 Directors’ deeds of indemnity

It is proposed that Royal Dutch Shell will enter into deeds of indemnity (identical in all material respects) with each current Royal Dutch Shell Director, including those who are Shell Transport Directors, under which Royal Dutch Shell will undertake to indemnify each such director, to the widest extent permitted by law (including in respect of negligence), against any and all liability suffered or incurred by that director in the course of that director acting as a director or employee of Royal Dutch Shell, any other member of the RDS Group or certain other entities.

6.7    Total emoluments

The total emoluments receivable by Shell Transport Directors will not be varied as a consequence of the Transaction.

7.	UK tax consequences of the Scheme

Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will not be liable for stamp duty reserve tax or stamp duty in respect of the cancellation of their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs pursuant to the Scheme or in respect of the issue of “B” Shares or “B” ADRs, and such holders are not generally expected to be liable to any tax on chargeable gains as a result of the implementation of the Scheme.

8.     Listings and delistings

8.1    Royal Dutch Shell listings

Applications have been made to the UK Listing Authority for the “A” Shares and the “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and the “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities.

An application has been made, subject to the Royal Dutch Offer being declared unconditional, to list the “A” Shares and the “B” Shares on Euronext Amsterdam. The listing of Royal Dutch Shell ADRs on the NYSE has been approved, subject to official notice of issuance.

8.2    Shell Transport delistings

If all the conditions to the Scheme are satisfied (or, to the extent permitted by applicable law and the Implementation Agreement, waived), Shell Transport intends to seek the delisting of the Shell Transport Ordinary Shares from the Official List. In addition, Shell Transport will seek the delisting of the Shell Transport ADRs from the NYSE.

Shell Transport Ordinary Shares have already been delisted from the Munich and Paris stock exchanges. It is intended that Shell Transport Ordinary Shares will also be delisted from the other German stock exchanges on which they are currently listed (Dusseldorf, Berlin, Hamburg and Frankfurt) prior to the Effective Date. Shell Transport intends to obtain a full delisting from the Brussels stock exchange, which is expected to occur six months after the Effective Date.

9.     Consents and meetings

The Scheme is subject to approval at the Court Meeting and its implementation will also require approval at the separate Shell Transport EGM. The Court Meeting is being held at the direction of the High Court to seek approval for the Scheme. The Shell Transport EGM is being convened to enable the Shell Transport Directors to implement the Scheme and to amend the Shell Transport Articles and to approve the cancellation and repayment of the Shell Transport Preference Shares.

Notices of the Court Meeting and the Shell Transport EGM are set out at the end of this document.

At the Court Meeting and the Shell Transport EGM, in accordance with the Shell Transport Articles, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will be entitled to one vote for every four Shell Transport Ordinary Shares which they hold, including those represented by Shell Transport Bearer Warrants.

It is important that, for the Court Meeting, as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of the opinion of Shell Transport Ordinary Shareholders (and holders of Shell Transport Bearer Warrants and Shell Transport ADRs).

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

(i)	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

(ii)	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The Scheme also requires the sanction of the High Court, which will follow a Hearing, at which all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants entitled to attend and vote at the Court Meeting may be present and heard in person or through Counsel to support or oppose the sanctioning of the Scheme.

Yours very truly,

For and on behalf of	For and on behalf of
Citigroup Global Markets Limited	NM Rothschild & Sons Limited
Matthew Smith, Managing Director	Sian Westerman, Managing Director

PART 3

MEETINGS AND ACTION TO BE TAKEN

1.     The meetings

Three separate shareholder meetings will be held on 28 June 2005:

(i)	the Shell Transport annual general meeting, details of which will be sent to you separately;

(ii)	the Court Meeting, which is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being asked to approve the Scheme. The formal notice for the Court Meeting is set out in Part 11 of this document. The Scheme of Arrangement itself is set out in Part 6; and

(iii)	the Shell Transport EGM. The Shell Transport EGM will consider resolutions to approve and implement the Scheme and to approve the cancellation and repayment of the Shell Transport Preference Shares. The notice for the Shell Transport EGM is set out in Part 12 of this document.

The Shell Transport annual general meeting will commence promptly at 11.00 a.m., the Court Meeting at 12.00 noon (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10 p.m. (or as soon thereafter as the Court Meeting concludes or is adjourned).

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

2.     The resolutions

The Shell Transport EGM has been convened to consider and, if thought fit, pass special resolutions to the following effect:

Resolution 1: to approve the cancellation and repayment of the Shell Transport First Preference Shares;

Resolution 2: to approve the cancellation and repayment of the Shell Transport Second Preference Shares; and

Resolution 3: to approve the Scheme and authorise the directors of Shell Transport to take such action as they consider necessary or appropriate to carry the Scheme into effect; to approve the cancellation of the Scheme Shares; to approve the subsequent increase of the authorised share capital of Shell Transport by the creation of New Shell Transport Ordinary Shares and one Dividend Access Share in accordance with the Scheme; to authorise the directors of Shell Transport to allot and issue the New Shell Transport Ordinary Shares and the Dividend Access Share; and to amend the Shell Transport Articles in the manner described below:

(i)     Amendments relating to the Dividend Access Share

An amendment to the Shell Transport Articles will be proposed for the purpose of setting out the rights attached to the Dividend Access Share to be issued pursuant to the Scheme.

(ii)    Amendments relating to Shell Transport Bearer Warrants

An amendment to the Shell Transport Articles will be proposed providing for the cancellation, with effect from the Effective Date, of any remaining entitlements to Shell Transport Ordinary Shares arising under Shell Transport Bearer Warrants, which cancellation will take effect on the Effective Date, following which the current entitlement of holders of Shell Transport Bearer Warrants to receive Shell Transport Ordinary Shares on the surrender of a Shell Transport Bearer Warrant will be converted to an equivalent entitlement to receive “B” Shares.

(iii)	Amendments relating to Royal Dutch/ Shell Group Share Plans

An amendment to the Shell Transport Articles will be proposed to ensure that any Shell Transport Ordinary Shares issued to any person other than Royal Dutch Shell and/or its nominees between the Voting Record Time and 6.00 p.m. on the day before the Hearing Date will be subject to the Scheme. It is also proposed to amend the Shell Transport Articles so that any Shell Transport Ordinary Shares issued to any person other than Royal Dutch Shell and/or its nominees and/or any member of the RDS Group at or after the Effective Date will be automatically exchanged for “B” Shares on the same terms as under the Scheme. A further amendment will be proposed to ensure that any Shell Transport Ordinary Shares or New Shell Transport Ordinary Shares transferred by Royal Dutch Shell to a person other than its nominee or a member of the RDS Group within six months of the Order Date will be automatically re-transferred to Royal Dutch Shell in consideration for the issue of “B” Shares on the same terms as under the Scheme.

These amendments are designed to avoid any person (other than Royal Dutch Shell, its nominee or a member of the RDS Group) being left with Shell Transport Ordinary Shares or New Shell Transport Ordinary Shares once the Scheme has become effective and after dealings in Shell Transport Ordinary Shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date) and the other stock exchanges on which Shell Transport Ordinary Shares are listed or traded.

3.     Action to be taken

If you have more than one type of interest in Shell Transport, you are asked to read and to take the actions set out in the paragraphs below which relate to each type of interest that you hold. For instance, if you hold Shell Transport Ordinary Shares and Shell Transport Second Preference Shares, you are asked to read paragraph 4 in respect of your Shell Transport Ordinary Shares and paragraph 9 in respect of your Shell Transport Second Preference Shares.

4.     Action to be taken by holders of Shell Transport Ordinary Shares

4.1    Attending, speaking and voting at the Court Meeting and the Shell Transport EGM

You have the right to attend, speak and vote at the Court Meeting and the Shell Transport EGM (or, if you are not attending the meetings, to appoint someone else as your “proxy” to attend and vote on your behalf) if you are on Shell Transport’s register of members at 6.00 p.m. on 26 June 2005.

All resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every four Shell Transport Ordinary Shares you hold as at 6.00 p.m. on 26 June 2005, you, or your proxy, will be entitled to one vote on each poll. You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

(a)	Appointment of proxy

You may appoint a proxy (someone who will attend the meetings and vote on your behalf) by completing and returning the blue Form of Proxy for the Court Meeting and the pink Form of Proxy for the Shell Transport EGM. For your convenience, the chairman of the relevant meeting has been pre-selected as your proxy for that meeting. However, you may choose someone else to be your proxy at either or both meetings by writing the name of your preferred choice in the box provided on the Forms of Proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder, he or she will not be entitled to speak at either of the meetings unless the chairman allows them to do so.

Before completing the blue Form of Proxy for the Court Meeting and the pink Form of Proxy for the Shell Transport EGM, please read the explanatory notes on those forms.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Shell Transport EGM, or at any adjournment of either of those meetings, if you wish to do so. You are therefore encouraged to complete and return both Forms of Proxy whether or not you plan to attend either, or both, meetings.

Proxy voting at the Court Meeting: Please note that for your appointment of a proxy to be valid, you must give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box on the blue Form of Proxy.

On any other business considered by the Court Meeting, including modifications to the Scheme, your proxy may vote or abstain as he or she thinks fit unless you instruct your proxy otherwise.

Proxy voting at the Shell Transport EGM: In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the pink Form of Proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that particular resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

(b)	Posting details

The Forms of Proxy have the reply-paid address printed on the reverse. Once completed you should tear off the return section of each form and put it in the post. If you would prefer, you may return the Forms of Proxy in an envelope (please do not fold) addressed, in the case of the blue Form of Proxy, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the pink Form of Proxy, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. You are encouraged to return the blue Form of Proxy by no later than 12 noon on 26 June 2005 (for the Court Meeting) and the pink Form of Proxy must be received no later than 12.10 pm on 26 June 2005 (for the Shell Transport EGM) (faxes will not be accepted). The blue Form of Proxy for the Court Meeting can, however, be handed in at one of the registration desks when you arrive at ExCeL.

(c)	Electronic proxy appointment

Arrangements for holders of certificated shares: If you hold your Shell Transport Ordinary Shares in certificated form, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your blue and pink Forms of Proxy to hand when you log on. The electronic proxy appointment must be received no later than 12 noon on 26 June 2005 for the Court Meeting and 12.10 p.m. on 26 June 2005 for the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website and which are also set out in full in Part 8 of this document.

Arrangements for holders of shares in CREST: If you hold your Shell Transport Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy electronically by using the CREST proxy appointment service in accordance with the procedures set out in the rules governing the operation of CREST (please also refer to the notes to the notice of the Shell Transport EGM set out in Part 12 of this document). The CREST proxy appointment (or any amendment to a previous proxy appointment) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) no later than 12 noon on 26 June 2005 for the Court Meeting and no later than 12.10 p.m. on 26 June 2005 for the Shell Transport EGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST core processor) from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST. You should note that CREST normal system timings and limitations will apply in relation to the input of CREST proxy instructions.

Returning the Forms of Proxy or appointing a proxy electronically will not prevent you from attending in person and voting at the meetings. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

(d)	Attending the meetings

If you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the blue Admission Form (for the Court Meeting) and the pink Admission Form (for the Shell Transport EGM) and bring them with you to the meetings. When you arrive at ExCeL on 28 June 2005 to attend the meetings, you should hand the Admission Forms in at the shareholder registration desk. If you do not bring the blue Admission Form to the Court Meeting and the pink Admission Form to the Shell Transport EGM, you will still be able to attend the meetings but it will delay the registration process when you arrive.

(e)    Joint shareholders

If you jointly hold Shell Transport Ordinary Shares with one or more people, each of you may attend and speak at the Court Meeting and the Shell Transport EGM or appoint a proxy. However, if more than one of you votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the joint holder whose name is listed first on Shell Transport’s register of members in respect of that joint holding.

4.2	Dividend currency election

As explained in Parts 1 and 2 of this document, Royal Dutch Shell has stated that it will declare its dividends in euro but dividends declared on “B” Shares will be paid in Pounds Sterling. However, if you prefer, you can elect to receive dividends on your “B” Shares in euro by completing the dividend currency election form (available at www.shell.com/unification) and returning it to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex BN99 6SP. To be valid for the proposed Royal Dutch Shell 2005 second quarter dividend, the dividend currency election form must be received by Lloyds TSB Registrars by 5.00 p.m. on 27 July 2005. If you choose to make such an election, you will continue to receive dividends on your “B” Shares in euro until you notify Royal Dutch Shell otherwise.

If you wish to receive dividends in Pounds Sterling, you do not need to take any action.

4.3	Further Information

If you have any questions relating to the actions available to you, this document or the completion and return of the Forms of Proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

5.	Action to be taken by holders of Shell Transport Bearer Warrants

5.1	Attending, speaking and voting at the Court Meeting and the Shell Transport EGM

If you wish to attend, speak and vote at either or both of the Court Meeting and the Shell Transport EGM, you must deposit your Shell Transport Bearer Warrants with Lloyds TSB Registrars, Corporate Actions, Princess House, Suffolk Lane, London EC4R 0AX by no later than 25 June 2005 or, if the Court Meeting or the Shell Transport EGM is adjourned, by the third day before the time fixed for the adjourned meetings. If you do not deposit your Shell Transport Bearer Warrants by this date you will not be entitled to attend and vote at the Court Meeting or the Shell Transport EGM.

When you deliver your Shell Transport Bearer Warrants to Lloyds TSB Registrars, they will give you a letter of authorisation stating your name and the number of Shell Transport Ordinary Shares represented by your Shell Transport Bearer Warrants, a blue Form of Proxy and Admission Form for the Court Meeting and a pink Form of Proxy and Admission Form for the Shell Transport EGM. These documents will enable you to attend and vote in person, or to appoint a proxy to attend and vote on your behalf, at the Court Meeting and the Shell Transport EGM in respect of the number of Shell Transport Ordinary Shares stated in the letter of authorisation.

Following the conclusion of the Shell Transport EGM you may retrieve your Shell Transport Bearer Warrants from Lloyds TSB Registrars. However, you are encouraged to leave your Shell Transport Bearer Warrants on deposit with Lloyds TSB Registrars until completion of the Transaction to enable the Royal Dutch Shell Shares to which you will be entitled under the Scheme to be issued to the RDS Corporate Nominee on your behalf. Details in respect of the RDS Corporate Nominee are summarised in Part 4 of this document.

Provided that you have deposited your Shell Transport Bearer Warrants as described above and you bring your letter of authorisation along to the relevant meeting, you have the right to attend, speak and vote at the Court Meeting and the Shell Transport EGM (or, if you are not attending the meeting, to appoint someone else as your “proxy” to attend and vote on your behalf).

All resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every four Shell Transport Ordinary Shares represented by the Shell Transport Bearer Warrants that you deposit with the Shell Transport Registrars (as described above), you, or your proxy, will be entitled to one vote on each poll. You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

(a)    Appointment of proxy

Provided that you have deposited your Shell Transport Bearer Warrants as described above, you may appoint a proxy (someone who will attend the meetings and vote on your behalf) by completing and returning the blue Form of Proxy for the Court Meeting and the pink Form of Proxy for the Shell Transport EGM. For your convenience, the chairman of the relevant meeting has been pre-selected as your proxy for that meeting. However, you may choose someone else to be your proxy at either or both meetings by writing the name of your preferred choice in the box provided on the Forms of Proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder he or she will not be entitled to speak at either of the meetings unless the chairman allows them to do so.

Before completing the blue Form of Proxy for the Court Meeting and the pink Form of Proxy for the Shell Transport EGM, please read the explanatory notes on those forms.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Shell Transport EGM, or at any adjournment of either of those meetings, if you wish to do so. You are therefore encouraged to complete and return both Forms of Proxy whether or not you plan to attend either, or both, meetings.

Proxy voting at the Court Meeting: Please note that for your appointment of a proxy to be valid, you must give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box on the blue Form of Proxy.

On any other business considered by the Court Meeting, including modifications to the Scheme, your proxy may vote or abstain as he or she thinks fit unless you instruct your proxy otherwise.

Proxy voting at the Shell Transport EGM: In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the pink Form of Proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that particular resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

(b)    Posting details

The Forms of Proxy have the reply-paid address printed on the reverse. Once completed you should tear off the return section of each form and put it in the post. If you would prefer, you may return the Forms of Proxy in an envelope (please do not fold) addressed, in the case of the blue Form of Proxy, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the pink Form of Proxy, to Lloyds TSB Registrars,

FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. You are encouraged to return the blue Form of Proxy by no later than 12 noon on 26 June 2005 (for the Court Meeting) and the pink Form of Proxy must be received no later than 12.10 p.m. on 26 June 2005 (for the Shell Transport EGM) (faxes will not be accepted). The blue Form of Proxy for the Court Meeting can, however, be handed in at one of the registration desks when you arrive at ExCeL.

Returning the Forms of Proxy will not prevent you from attending in person and voting at the meetings. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

(c)    Electronic proxy appointment

As a holder of Shell Transport Bearer Warrants, you may not appoint your proxy electronically.

(d)    Attending the meetings

If you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the blue Admission Form (for the Court Meeting) and the pink Admission Form (for the Shell Transport EGM) and bring them with you to the meetings together with the letter of authorisation. When you arrive at ExCeL on 28 June 2005 to attend the meetings, you should hand the Admission Forms in at the shareholder registration desk and show your letter of authorisation. If you do not bring the blue Admission Form to the Court Meeting and the pink Admission Form to the Shell Transport EGM, as long as you bring your letter of authorisation, you will still be able to attend the meetings but it will delay the registration process when you arrive.

(e)    Deposit of Shell Transport Bearer Warrants

If you have not deposited your Shell Transport Bearer Warrants with the Shell Transport Registrars by 25 June 2005, you are still encouraged to deposit your Shell Transport Bearer Warrants with the Shell Transport Registrars before the Effective Date to enable the Royal Dutch Shell Shares to which you will be entitled under the Scheme to be issued to the RDS Corporate Nominee on your behalf.

5.2    Dividend currency election

As explained in Parts 1 and 2 of this document, Royal Dutch Shell has stated that it will declare its dividends in euro but dividends declared on “B” Shares will be paid in Pounds Sterling. However, if you prefer, you can elect to receive dividends on your “B” Shares in euro by completing the dividend currency election form (available at www.shell.com/unification) and returning it to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex BN99 6SP. To be valid for the proposed Royal Dutch Shell 2005 second quarter dividend, the dividend currency election form must be received by Lloyds TSB Registrars by 5.00 p.m. on 27 July 2005. If you choose to make such an election, you will continue to receive dividends on your “B” Shares in euro until you notify Royal Dutch Shell otherwise.

If you wish to receive dividends in Pound Sterling, you do not need to take any action.

5.3    Further information

If you have any questions relating to the actions available to you, how to deposit your Shell Transport Bearer Warrants, this document or the completion and return of the Forms of Proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to deposit your Shell Transport Bearer Warrants and how to complete the various forms. It will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

6.     Action to be taken by participants in the Shell Transport Nominee Service

6.1    Attending, speaking and voting at the Court Meeting and the Shell Transport EGM

The Shell Transport Corporate Nominee has appointed you as its proxy in respect of the number of Shell Transport Ordinary Shares that it holds on your behalf. You therefore have the right to attend the Court Meeting and the Shell Transport EGM. In accordance with the Shell Transport Articles, as you are a proxy, you will not be entitled to speak at the Court Meeting or the Shell Transport EGM or to vote on a show of hands at either of them. You may, however, vote on a poll and all resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands.

For every four Shell Transport Ordinary Shares that the Shell Transport Corporate Nominee holds on your behalf as at 6.00 p.m. on 26 June 2005, you will be entitled to one vote on each poll. You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

(a)    Voting instructions

As you will be a proxy for the Shell Transport Corporate Nominee, you may not appoint a proxy for yourself. However, you can tell the Shell Transport Corporate Nominee how you wish it to cast the votes to which it is entitled in respect of the Shell Transport Ordinary Shares that it holds on your behalf by completing and returning the white Voting Instruction Card for the Court Meeting and the yellow Voting Instruction Card for the Shell Transport EGM.

Before completing the white Voting Instruction Card for the Court Meeting and the yellow Voting Instruction Card for the Shell Transport EGM, please read the explanatory notes on those cards.

The completion and return of a Voting Instruction Card will not prevent you from attending and voting in person at either the Court Meeting or the Shell Transport EGM, or at any adjournment of either of those meetings, if you wish to do so. You are therefore encouraged to complete and return both Voting Instruction Cards whether or not you plan to attend either, or both, meetings.

Voting instructions for the Court Meeting: If you do not return the white Voting Instruction Card, or you do not give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box on the white Voting Instruction Card, the Shell Transport Corporate Nominee will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares it holds on your behalf.

Voting instructions for the Shell Transport EGM: If you do not return the yellow Voting Instruction Card, or you do not indicate your voting instructions in respect of a resolution by placing an “X” in the appropriate box and signing at the bottom of the yellow Voting Instruction Card, the Shell Transport Corporate Nominee will not cast any votes at the Shell Transport EGM in respect of the Shell Transport Ordinary Shares it holds on your behalf in respect of that particular resolution.

(b)    Posting details

The Voting Instruction Cards have the reply-paid address printed on the reverse. Once completed you should tear off the return section of each card and put it in the post. If you would prefer, you may return the Voting Instruction Cards in an envelope (please do not fold) addressed, in the case of the white Voting Instruction Card, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the yellow Voting Instruction Card, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. Each Voting Instruction Card, to be valid, must be received no later than 4.00 p.m. on 23 June 2005 (faxes will not be accepted). If the Voting Instruction Card for the Court Meeting or the Shell Transport EGM is not lodged by this time the instruction for that meeting will be invalid.

(c)    Electronic voting instructions

You may alternatively register your voting instructions electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your white and yellow Voting Instruction Cards to hand when you log on. The voting instructions must be received no later than 4.00 p.m. on 23 June 2005 for both the Court Meeting and the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website and which are also set out in full in Part 8 of this document.

Returning the Voting Instruction Cards or registering your voting instructions electronically will not prevent you from attending in person and voting at the meetings. In the event of a poll on which you vote in person, any votes cast by the Shell Transport Corporate Nominee in respect of the Shell Transport Ordinary Shares which it holds on your behalf will be excluded.

(d)    Attending the meetings

If you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the white Admission Form (for the Court Meeting) and the yellow Admission Form (for the Shell Transport EGM) and bring them with you to the meetings. When you arrive at ExCeL on 28 June 2005 to attend the meetings, you should hand the Admission Forms in at the proxy registration desk. If you do not bring the white Admission Form to the Court Meeting and the yellow Admission Form to the Shell Transport EGM, you will still be able to attend the meetings but it will delay the registration process when you arrive.

(e)    Joint participants

If the Shell Transport Corporate Nominee holds Shell Transport Ordinary Shares for you and other people jointly, each of you may attend the Court Meeting and the Shell Transport EGM. However, if more than one of you votes, the only vote which will count is the vote of the person who is listed first on the register maintained by the Shell Transport Corporate Nominee.

(f)     Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

(i)	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

(ii)	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell Transport Bearer Warrants is entitled. However, participants in the Shell Transport Nominee Service are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by the Shell Transport Corporate Nominee are entered as a single registered holding in Shell Transport’s register of members in the name of the Shell Transport Corporate Nominee. Therefore, the votes cast by participants in the Shell Transport Nominee Service at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some participants in the Shell Transport Nominee Service vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the participants in the Shell Transport Nominee Service will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

6.2    Dividend currency election

As explained in Parts 1 and 2 of this document, Royal Dutch Shell has stated that it will declare its dividends in euro but dividends declared on “B” Shares will be paid in Pounds Sterling. However, if you prefer, you can elect to receive dividends on your “B” Shares in euro by completing the dividend currency election form (available at www.shell.com/unification) and returning it to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex BN99 6SP. To be valid for the proposed Royal Dutch Shell 2005 second quarter dividend, the dividend currency election form must be received by Lloyd TSB Registrars by 5.00 p.m. (London time) on 27 July 2005. If you choose to make such an election, you will continue to receive dividends on your “B” Shares in euro until you notify Royal Dutch Shell otherwise.

If you wish to receive dividends in Pounds Sterling, you do not need to take any action.

6.3    Further information

If you have any questions relating to the actions available to you, this document or the completion and return of the Voting Instruction Cards, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

7.	Action to be taken by investors in Shell Transport PEPs and/or Shell Transport ISAs

7.1	Attending, speaking and voting at the Court Meeting and the Shell Transport EGM

Your Shell Transport Ordinary Shares are held on your behalf by Puddledock Nominees Limited. Therefore, if you wish to attend the Court Meeting and the Shell Transport EGM, you must complete section “B” of the grey Voting Instruction Card for the Court Meeting and section “B” of the peach Voting Instruction Card for the Shell Transport EGM and return them as described below. Following receipt of valid Voting Instruction Cards by the Shell Transport Registrars, you will be sent a letter of authority in respect of the Court Meeting and a letter of authority in respect of the Shell Transport EGM from your plan manager (BNP Paribas Securities Services), confirming that it has appointed you as its proxy in respect of the Shell Transport Ordinary Shares it holds on your behalf and authorising you to attend the meetings. In accordance with the Shell Transport Articles, as you will be a proxy, you will not be entitled to speak at the Court Meeting or the Shell Transport EGM or to vote on a show of hands at either of them. You may, however, vote on a poll and all resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands.

If you do not return the grey Voting Instruction Card with section “B” correctly completed, you will not be able to attend and vote in person at the Court Meeting, or at any adjournment of that meeting.

If you do not return the peach Voting Instruction Card with section “B” correctly completed, you will not be able to attend and vote in person at the Shell Transport EGM, or at any adjournment of that meeting.

For every four Shell Transport Ordinary Shares that Puddledock Nominees Limited holds on your behalf as at 6.00 p.m. on 26 June 2005, you will be entitled to one vote on each poll. You will be entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

(a)    Voting instructions

You may not appoint a proxy for yourself as the Shell Transport Ordinary Shares are held on your behalf by Puddledock Nominees Limited. However, you can tell Puddledock Nominees Limited how you wish it to vote in respect of the Shell Transport Ordinary Shares that it holds on your behalf by completing and returning section “A” of the grey Voting Instruction Card for the Court Meeting and section “A” of the peach Voting Instruction Card for the Shell Transport EGM.

Before completing the grey Voting Instruction Card for the Court Meeting and the peach Voting Instruction Card for the Shell Transport EGM, please read the explanatory notes on those cards.

You must complete EITHER section “A” OR section “B” of your grey Voting Instruction Card for the Court Meeting and the peach Voting Instruction Card for the Shell Transport EGM and return them in order to direct how the votes be exercised. If you complete both section “A” and section “B”, Puddledock Nominees Limited will vote according to your instructions and you will not be able to attend the Court Meeting or the Shell Transport EGM in person.

Voting instructions for the Court Meeting: If you do not return the grey Voting Instruction Card with section “A” correctly completed, or you do not give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box in section “A” of the grey Voting Instruction Card, Puddledock Nominees Limited will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares it holds on your behalf.

Voting instructions for the Shell Transport EGM: If you do not return the peach Voting Instruction Card with section “A” correctly completed, or you do not indicate your vote by placing an “X” in the appropriate boxes in section “A” and signing at the bottom of the peach Voting Instruction Card, Puddledock Nominees Limited will not cast any votes at the Shell Transport EGM in respect of the Shell Transport Ordinary Shares it holds on your behalf in respect of that particular resolution.

(b)    Posting details

The Voting Instruction Cards have the reply-paid address printed on the reverse. Once completed, you should tear off the return section of each card and put it in the post. If you would prefer, you may return the Voting Instruction Cards in an envelope (please do not fold) addressed, in the case of the grey Voting Instruction Card, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the peach Voting Instruction Card, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. Each Voting Instruction Card, to be valid, must be received no later than 4.00 p.m. on 23 June 2005, or (as the case may be) by not later than 4.00 p.m. on the third Business Day before any adjourned meeting (faxes will not be accepted). If the Voting Instruction Card for the Court Meeting or the Shell Transport EGM is not lodged by this time, the instruction for that meeting will be invalid.

If you do not return the Voting Instruction Cards, Puddledock Nominees Limited will not cast any votes in respect of the Shell Transport Ordinary Shares that it holds on your behalf at the Court Meeting or the Shell Transport EGM, nor will you be able to attend the meetings in person.

(c)    Electronic voting instructions

You may alternatively register your voting instructions electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your grey and peach Voting Instruction Cards to hand when you log on. The voting instructions must be received no later than 4.00 p.m. on 23 June 2005 or (as the case may be) by not later than 4.00 p.m. on the third business day before any adjourned meeting, for both the Court Meeting and the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website and which are set out in full in Part 8 of this document.

(d)    Attending the meetings

If you have completed and returned section “B” on your Voting Instruction Cards and you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the grey Admission Form (for the Court Meeting) and the peach Admission Form (for the Shell Transport EGM) and bring them with you to the meetings together with the letters of authority. When you arrive at ExCeL on 28 June 2005 to attend the meetings, you should hand the Admission Forms and letters of authority in at the proxy registration desk. If you do not bring the grey Admission Form to the Court Meeting and the peach Admission Form to the Shell Transport EGM, you will still be able to attend the meetings but it will delay the registration process when you arrive. You MUST bring the letters of authority received from BNP Paribas Securities Services with you.

(e)	Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

(i)	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

(ii)	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell Transport Bearer Warrant is entitled. However, investors in the Shell Transport PEPs and/or the Shell Transport ISAs are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by Puddledock Nominees Limited are entered as a single registered holding in Shell Transport’s register of members, in the name of Puddledock Nominees Limited. Therefore, the votes cast by investors in the Shell Transport PEPs and/or the Shell Transport ISAs at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some investors in the Shell Transport PEPs and/or the Shell Transport ISAs vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the investors in the Shell Transport PEPs and/or the Shell Transport ISAs will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

7.2    Dividend currency election

Your plan manager has indicated that you will not be able to make a dividend currency election in respect of the Royal Dutch Shell Shares held through your Shell Transport PEP or Shell Transport ISA. You will therefore receive any dividends declared by Royal Dutch Shell in Pounds Sterling.

7.3    Further information

If you have any questions relating to the actions available to you, this document or the completion and return of the Voting Instruction Cards, please phone our shareholder helpline on Freephone 0800 169 1679 (or if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

8.     Action to be taken by holders of Shell Transport First Preference Shares

8.1    Attending, speaking and voting at the Shell Transport EGM

You have the right to attend, speak and vote at the Shell Transport EGM (or, if you are not attending the meeting, to appoint someone else as your “proxy” to attend and vote on your behalf) if you are on Shell Transport’s register of members at 6.00 p.m. on 26 June 2005. You are not entitled to attend, speak or vote at the Court Meeting because the Scheme relates only to Shell Transport Ordinary Shares.

All resolutions at the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every Shell Transport First Preference Share you hold as at 6.00 p.m. on 26 June 2005, you, or your proxy, will be entitled to one vote on each poll.

(a)    Appointment of proxy

You may appoint a proxy (someone who will attend the Shell Transport EGM and vote on your behalf) by completing and returning the green Form of Proxy. For your convenience, the chairman of the meeting has been pre-selected as your proxy. However, you may choose someone else to be your proxy by writing the name of your preferred choice in the box provided on the Form of Proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder, he or she will not be entitled to speak at the Shell Transport EGM unless the chairman allows them to do so.

Before completing the green Form of Proxy, please read the explanatory notes on that form.

The completion and return of the green Form of Proxy will not prevent you from attending and voting in person at the Shell Transport EGM, or at any adjournment of that meeting, if you wish to do so. You are therefore encouraged to complete and return the green Form of Proxy whether or not you plan to attend the Shell Transport EGM.

In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the green Form of Proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

(b)    Posting details

The Form of Proxy has the reply-paid address printed on the reverse. Once completed, you should tear off the return section of the form and put it in the post. If you would prefer, you may return the green Form of Proxy in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. The green Form of Proxy must be received no later than 12.10 p.m. on 26 June 2005 (faxes will not be accepted). If it is not lodged by this time it will be invalid.

(c)    Electronic proxy appointment

Arrangements for holders of certificated shares: If you hold your Shell Transport First Preference Shares in certificated form, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your green Form of Proxy to hand when you log on. The electronic proxy appointment must be received no later than 12.10 p.m. on 26 June 2005. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website and which are also set out in full in Part 8 of this document.

Arrangements for holders of shares in CREST: If you hold your Shell Transport First Preference Shares in uncertificated form (i.e. in CREST), you may appoint a proxy electronically by using the CREST proxy appointment service in accordance with the procedures set out in the rules governing the operation of CREST (please also refer to the notes to the notice of the Shell Transport EGM set out in Part 12 of this document). The CREST proxy appointment (or any amendment to a previous proxy appointment) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) no later than 12.10 pm on 26 June 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST core processor) from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST. You should note that CREST normal system timings and limitations will apply in relation to the input of CREST proxy instructions.

Returning the Form of Proxy or appointing a proxy electronically will not prevent you from attending in person and voting at the Shell Transport EGM. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

(d)    Attending the Shell Transport EGM

If you plan to attend the Shell Transport EGM, please keep the green Admission Form and bring it with you to the meeting. When you arrive at ExCeL on 28 June 2005 to attend the meeting, you should hand the Admission Form in at the shareholder registration desk. If you do not bring the green Admission Form to the Shell Transport EGM, you will still be able to attend the meeting but it will delay the registration process when you arrive.

(e)    Joint shareholders

If you jointly hold your Shell Transport First Preference Shares with one or more people, each of you may attend and speak at the Shell Transport EGM or appoint a proxy. However, if more than one of you votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the joint holder whose name is listed first on Shell Transport’s register of members in respect of that joint holding.

8.2     Further information

If you have any questions relating to the actions available to you, this document or the completion and return of the Forms of Proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or provide any financial or taxation advice.

9.     Action to be taken by holders of Shell Transport Second Preference Shares

9.1    Attending, speaking and voting at the Shell Transport EGM

You have the right to attend, speak and vote at the Shell Transport EGM (or, if you are not attending the meeting, to appoint someone else as your “proxy” to attend and vote on your behalf) if you are on Shell Transport’s register of members at 6.00 p.m. on 26 June 2005. You are not entitled to attend, speak or vote at the Court Meeting because the Scheme relates only to Shell Transport Ordinary Shares.

All resolutions at the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every Shell Transport Second Preference Share you hold as at 6.00 p.m. on 26 June 2005, you, or your proxy, will be entitled to one vote on each poll.

(a)    Appointment of proxy

You may appoint a proxy (someone who will attend the Shell Transport EGM and vote on your behalf) by completing and returning the cream Form of Proxy. For your convenience, the chairman of the meeting has been pre-selected as your proxy. However, you may choose someone else to be your proxy by writing the name of your preferred choice in the box provided on the Form of Proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder, he or she will not be entitled to speak at the Shell Transport EGM unless the chairman allows them to do so.

Before completing the cream Form of Proxy, please read the explanatory notes on that form.

The completion and return of the cream Form of Proxy will not prevent you from attending and voting in person at the Shell Transport EGM, or at any adjournment of that meeting, if you wish to do so. You are therefore encouraged to complete and return the cream Form of Proxy whether or not you plan to attend the Shell Transport EGM.

In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the cream Form of Proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

(b)    Posting details

The Form of Proxy has the reply-paid address printed on the reverse. Once completed, you should tear off the return section of the form and put it in the post. If you would prefer, you may return the cream Form of Proxy in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. The cream Form of Proxy must be received by no later than 12.10 p.m. on 26 June 2005 (faxes will not be accepted). If it is not lodged by this time it will be invalid.

(c)    Electronic proxy appointment

Arrangements for holders of certificated shares: If you hold your Shell Transport Second Preference Shares in certificated form, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your cream Form of Proxy to hand when you log on. The electronic proxy appointment must be received by no later than 12.10 p.m. on 26 June 2005. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website and which are also set out in full in Part 8 of this document.

Arrangements for holders of shares in CREST: If you hold your Shell Transport Second Preference Shares in uncertificated form (i.e. in CREST), you may appoint a proxy electronically by using the CREST proxy appointment service in accordance with the procedures set out in the rules governing the operation of CREST (please also refer to the notes to the notice of the Shell Transport EGM set out in Part 12 of this document). The CREST proxy appointment (or any amendment to a previous proxy appointment) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) no later than 12.10 p.m. on 26 June 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST core processor) from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST. You should note that CREST normal system timings and limitations will apply in relation to the input of CREST proxy instructions.

Returning the Form of Proxy or appointing a proxy electronically will not prevent you from attending in person and voting at the Shell Transport EGM. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

(d)    Attending the Shell Transport EGM

If you plan to attend the Shell Transport EGM, please keep the cream Admission Form and bring it with you to the meeting. When you arrive at ExCeL on 28 June 2005 to attend the meeting, you should hand the Admission Form in at the shareholder registration desk. If you do not bring the cream Admission Form to the Shell Transport EGM, you will still be able to attend the meeting but it will delay the registration process when you arrive.

(e)    Joint shareholders

If you jointly hold your Shell Transport Second Preference Shares with one or more people, each of you may attend and speak at the Shell Transport EGM or appoint a proxy. However, if more than one of you votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the joint holder whose name is listed first on Shell Transport’s register of members in respect of that joint holding.

9.2	Further information

If you have any questions relating to the actions available to you, this document or the completion and return of the Form of Proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30 a.m. to 5.30 p.m. For legal reasons, the shareholder helpline will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or provide any financial or taxation advice.

10.	Action to be taken by holders of Shell Transport ADRs

10.1	Attending, speaking and voting at the Court Meeting and the Shell Transport EGM

As a holder of Shell Transport ADRs, you are not entitled to attend or vote at the meetings, or appoint a proxy to attend and vote on your behalf. You may only attend and vote at the meetings if you become a registered holder of Shell Transport Ordinary Shares by arranging for the surrender of your Shell Transport ADRs in accordance with the terms of the Shell Transport ADR Deposit Agreement.

However, if you hold Shell Transport ADRs as at the Depositary Record Date, you can instruct the Shell Transport ADR Depositary how you want it to vote at the Court Meeting and the Shell Transport EGM in respect of the Shell Transport Ordinary Shares represented by your Shell Transport ADRs.

If you hold your Shell Transport ADRs indirectly, you must rely on the procedures of the bank, banker or financial institution through which you hold your Shell Transport ADRs if you wish to vote.

(a)    Voting instructions

You can tell the Shell Transport ADR Depositary how you wish it to cast the votes to which it is entitled on the Shell Transport Ordinary Shares represented by your Shell Transport ADRs by completing and returning the yellow stripe combined Voting Instruction Card for the Court Meeting and the Shell Transport EGM.

To instruct the Shell Transport ADR Depositary how to vote on each of the resolutions specified in the notices of meetings, you should place an “X” in the appropriate box on the yellow stripe combined Voting Instruction Card.

In connection with the Court Meeting, if you do not return the yellow stripe combined Voting Instruction Card or you do not indicate on that form whether the Shell Transport ADR Depositary should vote for or against the Scheme, the Shell Transport ADR Depositary will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares represented by your Shell Transport ADRs.

In respect of the Shell Transport EGM, in the absence of specific instructions, the Shell Transport ADR Depositary will treat the return of the yellow stripe combined Voting Instruction Card duly signed by the due date as an instruction to give a discretionary proxy to the chairman of that meeting. In such event, the proxy appointed by the Shell Transport ADR Depositary will vote (or abstain from voting) as he or she thinks fit on the specified resolution.

The Shell Transport ADR Depositary will also treat the return of the yellow stripe combined Voting Instruction Card duly signed as an instruction to grant to any proxy it appoints authority to vote (or abstain from voting) as the proxy thinks fit in connection with any changes to the Scheme or on any other business that may properly come before the Court Meeting or the Shell Transport EGM.

(b)    Posting details

Upon completion of the yellow stripe combined Voting Instruction Card, you should tear off the return section of each card, place it in the pre-addressed envelope provided and return it to the Shell Transport ADR Depositary. Postage is not required if mailed in the United States. The yellow stripe combined Voting Instruction Card, to be valid, must be received by the Shell Transport ADR Depositary no later than close of business (New York City time) on 21 June 2005 (faxes will not be accepted).

(c)	Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

(i)	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

(ii)	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell Transport Bearer Warrants is entitled. However, holders of Shell Transport ADRs are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by the Shell Transport ADR Depositary are entered as a single registered holding in Shell Transport’s register of members, in the name of the Shell Transport ADR Depositary. Therefore, the votes cast by the Shell Transport ADR Depositary on behalf of holders of Shell Transport ADRs at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the holders of Shell Transport ADRs exercised by the Shell Transport ADR Depositary will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

10.2  Further information

If you have any questions relating to the actions available to you or the completion and return of the Form of Proxy, please contact the Shell Transport ADR Depositary toll free on 1-888-269-2377 (or, if you are calling from outside the US, on +1-610-382-7836). For questions related to the Scheme, please call Georgeson toll free on 1-877-278-6357 (or, if you are calling from outside the US, +1-212-440-9800.) The helplines will be open from Monday to Friday from 8.30 a.m. to 6.00 p.m. (New York City time). For legal reasons, the helplines will only be able to provide information contained in this document and the Listing Particulars and practical information about how to complete the various forms. They will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

PART 4

SETTLEMENT

1.     Introduction

Subject to the Transaction becoming effective (and except as provided in paragraph 4.1 of Part 7 in relation to overseas Shell Transport Ordinary Shareholders and overseas holders of Shell Transport Bearer Warrants), settlement of the consideration to which any Shell Transport Ordinary Shareholder, or any holder of Shell Transport Bearer Warrants or Shell Transport ADRs, is entitled as a result of the Scheme will be effected in the manner set out below.

Holders of Shell Transport ADRs and overseas holders of Shell Transport Ordinary Shares and Shell Transport Bearer Warrants should refer to paragraph 4 of Part 7 which contains important information relevant to such holders.

2.	Shell Transport Ordinary Shares in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a Shell Transport Ordinary Shareholder holds Shell Transport Ordinary Shares in uncertificated form, the “B” Shares to which such Shell Transport Ordinary Shareholder is entitled will be issued to such person in uncertificated form through CREST. Royal Dutch Shell will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Shell Transport Ordinary Shareholder with such person’s entitlement to “B” Shares at the commencement of dealings in the “B” Shares.

As from the Effective Date, each holding of Shell Transport Ordinary Shares credited to any stock account in CREST will be disabled and all Shell Transport Ordinary Shares will be removed from CREST in due course.

Royal Dutch Shell reserves the right to issue “B” Shares referred to in this paragraph 2 in certificated form for all or any Shell Transport Ordinary Shares if, for any reason, it wishes to do so.

3.     Shell Transport Ordinary Shares in certificated form

Where, at the Scheme Record Time, a Shell Transport Ordinary Shareholder holds Shell Transport Ordinary Shares in certificated form, the “B” Shares to which such Shell Transport Ordinary Shareholder is entitled will be issued to the RDS Corporate Nominee. The RDS Corporate Nominee will hold them on behalf of such Shell Transport Ordinary Shareholder through CREST in accordance with the terms and conditions of the Royal Dutch Shell Nominee Service.

A statement of entitlement detailing the number of “B” Shares held by the RDS Corporate Nominee on behalf of the former Shell Transport Ordinary Shareholder will be despatched by first class post to the address of the former Shell Transport Ordinary Shareholder as it appears in the register of members of Shell Transport at the Scheme Record Time or, in the case of joint holders, to the holder whose name is listed first in such register in respect of the joint holdings concerned or in accordance with any special instructions regarding communications. Statements of entitlement will be despatched within fourteen days of the Effective Date. A share certificate request form will be sent to former Shell Transport Ordinary Shareholders with their statement of entitlement. This will allow them to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

Pending the issue of statements of entitlement in respect of “B” Shares, former Shell Transport Ordinary Shareholders wishing to register transfers of such “B” Shares will be required to produce their existing Shell Transport Ordinary Share certificates to the Royal Dutch Shell Registrars.

With effect from the Effective Date, share certificates for Shell Transport Ordinary Shares held in certificated form will cease to be valid and should be destroyed upon receipt by the former Shell Transport Ordinary Shareholder of the statement of entitlement setting out such holder’s entitlement to “B” Shares.

Former holders of certificated Shell Transport Ordinary Shares who do not request a share certificate will not be the registered holders of the “B” Shares to which they are entitled under the Scheme as the “B” Shares will be registered in the name of the RDS Corporate Nominee.

Therefore, in order to allow persons whose “B” Shares are held by the RDS Corporate Nominee to exercise rights relating to the “B” Shares, Royal Dutch Shell has entered into the RDS Corporate Nominee Agreement with the RDS Corporate Nominee pursuant to which it will procure that, with effect from the Effective Date, all holders of “B” Shares holding such shares through the Royal Dutch Shell Nominee Service will:

•	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

•	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

•	have made available to them and be sent, at their request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued by Royal Dutch Shell to registered holders of “B” Shares;

•	be able to receive dividends via the RDS Corporate Nominee;

•	be able to participate in capital events, so far as practicable, in the same manner as registered holders of “B” Shares; and

•	be treated in the same manner as registered holders of “B” Shares in respect of all other rights attaching to “B” Shares,

in each case, so far as possible in accordance with the CRESTCo Regulations and other applicable law. In particular, overseas shareholders should be aware that they will not be able to participate in capital events in the same manner as registered holders of Royal Dutch Shell Shares, unless the RDS Corporate Nominee is satisfied that such participation would not breach any applicable laws or regulations in the relevant jurisdictions and subject to operational constraints.

It is the responsibility of overseas shareholders to inform themselves of, and to satisfy themselves as to the full observance of, the laws of the relevant jurisdiction in connection with any applicable legal requirements in respect of holding their Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed. If, due to applicable legal requirements, it is not permissible or practical to hold Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, shareholders resident in that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell Shares to which they are entitled by returning the share certificate request form which will be sent to them as described above.

Royal Dutch Shell will procure that the RDS Corporate Nominee will send to former certificated holders of Shell Transport Ordinary Shares on whose behalf the RDS Corporate Nominee holds the “B” Shares a statement of their holdings in “B” Shares at least once a year, for so long as such holder retains “B” Shares in the account of the RDS Corporate Nominee.

Persons holding Royal Dutch Shell Shares through the RDS Corporate Nominee will be entitled at any time to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

Royal Dutch Shell reserves the right to issue “B” Shares referred to in this paragraph 3 for all or any Shell Transport Ordinary Shares in certificated form if, for any reason, it wishes to do so.

4.	Shell Transport Bearer Warrants

Holders of Shell Transport Bearer Warrants are encouraged to deposit their Shell Transport Bearer Warrants with the Shell Transport Registrars no later than the Effective Date to enable the Royal Dutch Shell Shares to which such persons will be entitled under the Scheme to be issued to the RDS Corporate Nominee on their behalf. Upon the Effective Date, all Shell Transport Bearer Warrants, whether or not on deposit, will be cancelled in accordance with the Scheme.

The “B” Shares to which persons who have deposited their Shell Transport Bearer Warrants prior to the Effective Date are entitled will be held by the RDS Corporate Nominee on such persons’ behalf through CREST in accordance with the terms and conditions of the Royal Dutch Shell Nominee Service.

The “B” Shares to which persons who have not deposited their Shell Transport Bearer Warrants prior to the Effective Date are entitled will be held by the RDS Corporate Nominee through CREST as nominee for Shell Transport, who will hold those “B” Shares on trust for the persons so entitled until such persons deposit their Shell Transport Bearer Warrants with the Shell Transport Registrars.

Persons holding Shell Transport Bearer Warrants who deposit their Shell Transport Bearer Warrants with the Shell Transport Registrars prior to the Effective Date will be sent a statement of entitlement, detailing the number of “B” Shares held on their behalf by the RDS Corporate Nominee within fourteen days of the Effective Date. A share certificate request form will be sent to such former holders of Shell Transport Bearer Warrants with their statement of entitlement. This will allow them to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

If and when a holder of Shell Transport Bearer Warrants deposits his Shell Transport Bearer Warrants with the Shell Transport Registrars after the Effective Date, the “B” Shares to which the holder of such warrants is entitled will cease to be held on trust for such person and, instead, they will be held through the RDS Corporate Nominee on the terms of the Royal Dutch Shell Nominee Service. Such holders will be sent a statement of entitlement detailing the number of “B” Shares held on their behalf by the RDS Corporate Nominee as soon as reasonably practicable after the deposit of the Shell Transport Bearer Warrants. Alternatively, if Royal Dutch Shell or the RDS Corporate Nominee decide that it is not possible for such person to hold the “B” Shares to which he is entitled through the RDS Corporate Nominee for legal or regulatory reasons, such “B” Shares will be transferred to that holder who will then hold those “B” Shares directly as the registered holder. If this is the case, such holder will be sent a share certificate in respect of such “B” Shares as soon as reasonably practicable after the deposit of the Shell Transport Bearer Warrants.

Statements of entitlement will be despatched by first class post to the address given to the Shell Transport Registrars at the time of deposit of the Shell Transport Bearer Warrants.

Former holders of Shell Transport Bearer Warrants who do not request a share certificate on receipt of their statement of entitlement will be entitled to “B” Shares under the Scheme, but will not be the registered holders thereof as the “B” Shares will be registered in the name of the RDS Corporate Nominee.

Therefore, in order to allow persons whose “B” Shares are held by the RDS Corporate Nominee to exercise rights relating to the “B” Shares, Royal Dutch Shell has entered into the RDS Corporate Nominee Agreement with the RDS Corporate Nominee pursuant to which it will procure that, with effect from the Effective Date, all holders of “B” Shares holding such shares through the Royal Dutch Shell Nominee Service will:

•	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

•	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

•	have made available to them and be sent, at their request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued by Royal Dutch Shell to registered holders of “B” Shares;

•	be able to receive dividends via the RDS Corporate Nominee;

•	be able to participate in capital events, so far as practicable, in the same manner as registered holders of “B” Shares; and

•	be treated in the same manner as registered holders of “B” Shares in respect of all other rights attaching to “B” Shares,

in each case, so far as possible in accordance with the CRESTCo Regulations and other applicable law. In particular, overseas shareholders should be aware that they will not be able to participate in capital events in the same manner as registered holders of Royal Dutch Shell Shares, unless the RDS Corporate Nominee is satisfied that such participation would not breach any applicable laws or regulations in the relevant jurisdictions and subject to operational constraints.

It is the responsibility of overseas shareholders to inform themselves of, and to satisfy themselves as to the full observance of, the laws of the relevant jurisdiction in connection with any applicable legal requirements in respect of holding their Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed. If, due to applicable legal requirements, it is not permissible or practical to hold Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, shareholders resident in that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell Shares to which they are entitled by returning the share certificate request form which will be sent to them as described above.

Royal Dutch Shell will procure that the RDS Corporate Nominee will send to former holders of Shell Transport Bearer Warrants on whose behalf the RDS Corporate Nominee holds “B” Shares a statement of their holdings in “B” Shares at least once a year, for so long as such holder retains “B” Shares in the account of the RDS Corporate Nominee.

Persons holding Royal Dutch Shell Shares through the RDS Corporate Nominee will be entitled at any time to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

Royal Dutch Shell reserves the right to issue “B” Shares referred to in this paragraph 4 for all or any Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants if, for any reason, it wishes to do so.

5.     Shell Transport Nominee Service

The Shell Transport Ordinary Shares held by the Shell Transport Corporate Nominee will be cancelled on the Effective Date pursuant to the terms of the Scheme and “B” Shares will be issued to the RDS Corporate Nominee on the Effective Date.

The RDS Corporate Nominee will hold the “B” Shares on behalf of the participants in the current Shell Transport Nominee Service through CREST in accordance with the terms of the Royal Dutch Shell Nominee Service.

A statement of entitlement detailing the number of “B” Shares held on behalf of each former participant in the Shell Transport Nominee Service will be despatched by first class post to the address of that former participant as it appears in the register of participants maintained by the Shell Transport Corporate Nominee at the Scheme Record Time or, in the case of joint participants, to the participant whose name appears first in such register in respect of such joint holding or in accordance with any special instructions regarding communications. Statements of entitlement will be despatched within fourteen days of the Effective Date. A share certificate request form will be sent to such persons with their statement of entitlement. This will allow them to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

Former participants in the Shell Transport Nominee Service will not be the registered holders of the “B” Shares to which they are entitled under the Scheme and such “B” Shares will be registered in the name of the RDS Corporate Nominee. Therefore, in order to allow persons whose “B” Shares are held by the RDS Corporate Nominee to exercise rights relating to the “B” Shares, Royal Dutch Shell has entered into the RDS Corporate Nominee Agreement with the RDS Corporate Nominee pursuant to which it will procure that, with effect from the Effective Date, all holders of “B” Shares holding such shares through the Royal Dutch Shell Nominee Service will:

•	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

•	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

•	have made available to them and be sent, at their request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued by Royal Dutch Shell to registered holders of “B” Shares;

•	be able to receive dividends via the RDS Corporate Nominee;

•	be able to participate in capital events, so far as practicable, in the same manner as registered holders of “B” Shares; and

•	be treated in the same manner as registered holders of “B” Shares in respect of all other rights attaching to “B” Shares,

in each case, so far as possible in accordance with the CRESTCo Regulations and other applicable law. In particular, overseas shareholders should be aware that they will not be able to participate in capital events in the same manner as registered holders of Royal Dutch Shell Shares, unless the RDS Corporate Nominee is satisfied that such participation would not breach any applicable laws or regulations in the relevant jurisdictions and subject to operational constraints.

It is the responsibility of overseas shareholders to inform themselves of, and to satisfy themselves as to the full observance of, the laws of the relevant jurisdiction in connection with such applicable legal requirements in respect of holding their Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed. If, due to applicable legal requirements, it is not permissible or practical to hold Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, shareholders resident in that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell Shares to which they are entitled by returning the share certificate request form which will be sent to them as described above.

Royal Dutch Shell will procure that the RDS Corporate Nominee will send to former participants in the Shell Transport Nominee Service on whose behalf the RDS Corporate Nominee holds the “B” Shares a statement of their holdings in “B” Shares at least once a year for so long as such participant retains “B” Shares in the account of the RDS Corporate Nominee.

Persons holding Royal Dutch Shell Shares through the RDS Corporate Nominee will be entitled at any time to request that the “B” Shares to which they are entitled be transferred into their own name as the registered holder and that they receive a share certificate in respect of such “B” Shares.

6.     Shell Transport PEP and Shell Transport ISA

The Shell Transport Ordinary Shares held by Puddledock Nominees Limited will be cancelled on the Effective Date pursuant to the terms of the Scheme and “B” Shares will be issued to Puddledock Nominees Limited on the Effective Date.

Puddledock Nominees Limited will hold the “B” Shares on behalf of the investors in the Shell Transport PEP and/or Shell Transport ISA on the same terms as it currently holds Shell Transport Ordinary Shares on such investors’ behalf.

7.     Shell Transport ADRs

The Shell Transport Ordinary Shares held by the Shell Transport ADR Depositary will be cancelled on the Effective Date pursuant to the terms of the Scheme and “B” Shares will be issued to the relevant CREST account of the Royal Dutch Shell “B” ADR Depositary on the Effective Date.

“B” Shares will be issued to the Royal Dutch Shell “B” ADR Depositary in uncertificated form. Royal Dutch Shell will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Royal Dutch Shell “B” ADR Depositary with the Royal Dutch Shell “B” ADR Depositary’s entitlement to “B” Shares. Royal Dutch Shell reserves the right to settle all or any part of the consideration referred to in this paragraph 7 in certificated form and to issue a share certificate in respect of such “B” Shares if, for any reason, it wishes to do so.

With the exception of certain holders of Shell Transport ADRs resident outside the US, “B” ADRs will be issued on the Effective Date on behalf of each person who holds Shell Transport ADRs at the Depositary Record Time in the number to which such person is entitled. However, the “B” ADRs will not be registered in the individual’s name until such person has returned their letter of transmittal together with the certificate(s) in respect of his Shell Transport ADRs. Holders of Shell Transport ADRs will receive a letter of transmittal shortly following the Effective Date to inform them how they may surrender their Shell Transport ADRs.

Upon surrender by a person of the certificate(s) for his Shell Transport ADRs, the Royal Dutch Shell “B” ADR Depositary will register the applicable number of “B” ADRs in “uncertificated / book entry” form as direct registration securities in the name of the former holder of Shell Transport ADRs (or his nominee). Upon receipt of a statement from the Royal Dutch Shell “B” ADR Depositary that “B” ADRs have been registered in “uncertificated / book entry” form, the holder of those “B” ADRs can instruct the Royal Dutch Shell “B” ADR Depositary, in accordance with the instructions contained in such statement, to send certificates to him in respect of those “B” ADRs.

Following the Depositary Record Time, the Shell Transport ADR Deposit Agreement will be terminated. Unlike the Shell Transport ADR Deposit Agreement, which does not permit holders of Shell Transport ADRs to vote at Shell Transport general meetings, the Royal Dutch Shell “B” ADR Deposit Agreement will permit holders of “B” ADRs to vote as proxies at Royal Dutch Shell general meetings if certain information is provided to the Royal Dutch Shell “B” ADR Depositary by a specified date before the applicable meeting. A description of the key terms of the new Royal Dutch Shell “B” ADR Deposit Agreement under which the “B” ADRs will be issued can be found in Part VII of the Listing Particulars.

8.     General

All documents and remittances sent to Shell Transport Ordinary Shareholders (and holders of Shell Transport Bearer Warrants or Shell Transport ADRs), or as such persons shall direct, will be sent at their own risk.

All mandates, instructions and other instruments in force relating to holdings in Shell Transport Ordinary Shares will, unless and until amended or revoked, continue in force and be deemed as from the Effective Date to relate to payments and notices to or by Royal Dutch Shell in respect of “B” Shares.

PART 5

CONDITIONS TO THE SCHEME AND THE ROYAL DUTCH OFFER

AND SUMMARY OF THE IMPLEMENTATION AGREEMENT

1.      Conditions to the Scheme and the Royal Dutch Offer

The Transaction can only become effective if (i) all the conditions to the Scheme, and (ii) all the conditions to the Royal Dutch Offer have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that prior to the Hearing Date the Implementation Agreement is terminated in accordance with its terms.

The Transaction will become effective upon registration of the Order by the Registrar of Companies which, subject to the sanction of the Scheme by the High Court, is expected to occur on 20 July 2005. Unless the Scheme becomes effective by 31 December 2005, or such later date as Royal Dutch Shell, Shell Transport and Royal Dutch may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.

The Royal Dutch Offer will be declared unconditional, and the Scheme will become effective, if the following conditions are fulfilled or, to the extent permitted by applicable law and the Implementation Agreement, waived:

1.1    Conditions to the Scheme

The Scheme is conditional upon:

(i)	the approval by a majority in number representing three-fourths in value of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy, at the Court Meeting;

(ii)	the passing of the special resolution required to approve and implement the Scheme and the associated reduction of capital and to amend the Shell Transport Articles as set out in the notice of the Shell Transport EGM;

(iii)	the passing of the special resolutions for the cancellation and repayment of the Shell Transport Preference Shares as set out in the notice of the Shell Transport EGM;

(iv)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(v)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional;

(vi)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction;

(viii)	the conditions to the Royal Dutch Offer (other than the condition in paragraph 1.2(ix)) having been satisfied or waived on or before the Order Date by Royal Dutch Shell;

(ix)	the sanction (with or without modification) by the High Court of the reduction of capital involved in the cancellation and repayment of the Shell Transport Preference Shares and the registration by the Registrar of Companies of the order confirming the reduction of capital relating to the Shell Transport Preference Shares; and

(x)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 1.1(i), (ii), (viii) and (x) above may not be waived. Shell Transport has agreed in the Implementation Agreement not to waive the conditions of the Scheme or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch.

1.2    Conditions to the Royal Dutch Offer

The Royal Dutch Offer is conditional upon:

(i)	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

(ii)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional;

(iii)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(iv)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(v)	prior to the expiry of the Royal Dutch Offer Acceptance Period, no notification being received from the AFM that the Royal Dutch Offer has been made in conflict with Chapter IIA of the 1995 Securities Act in which case the Admitted Institutions, pursuant to section 32a of the 1995 Securities Decree, would not be allowed to co-operate with the execution and settlement of the Royal Dutch Offer;

(vi)	prior to the expiry of the Royal Dutch Offer Acceptance Period, the Royal Dutch annual general meeting being held in accordance with Dutch law to inform Royal Dutch Shareholders about the Royal Dutch Offer and the Royal Dutch annual general meeting having resolved to approve the entering into by Royal Dutch of the Implementation Agreement;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction (other than those referred to in paragraph 1.2(viii) below);

(viii)	the US Registration Statement and the registration statements on Form F-6 relating to the Royal Dutch Shell ADRs having become effective in accordance with the provisions of the US Securities Act, no stop order suspending the effectiveness of those registration statements having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC and not concluded or withdrawn; and

(ix)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 1.2(v), (viii) and (ix) above may not be waived. The remaining conditions may be waived by Royal Dutch Shell. Royal Dutch Shell has agreed in the Implementation Agreement not to waive the conditions of the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Shell Transport and Royal Dutch.

2.     Implementation Agreement

The Implementation Agreement governs the implementation of the Transaction and was executed by Royal Dutch Shell, Shell Transport and Royal Dutch on 18 May 2005.

Key provisions of the Implementation Agreement include:

Statement of principles     Shell Transport and Royal Dutch have acknowledged the following statement of principles as a means of changing the relationship between them: “Mindful of the advantages conferred on their shareholders, businesses, employees and other stakeholders by the national origins of Royal Dutch and Shell Transport and their respective cultures and heritage, and anxious that those advantages are not lost in future, while being conscious of the international character and business of the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport will use all reasonable endeavours to ensure that proper account shall be taken in the creation and conduct of Royal Dutch Shell, of the national origins, cultures and heritage of Royal Dutch and Shell Transport, in particular with respect to: (i) the business principles by which business is conducted; (ii) the appointment of Royal Dutch Shell Directors; (iii) Royal Dutch Shell’s governance; (iv) the terms of reference of any committee of the Royal Dutch Shell Board; and (v) the drafting of any agreements by which the new structure is implemented.”

Communications with shareholders and general meetings     To accomplish the objectives envisaged by the statement of principles described above, Royal Dutch Shell, Shell Transport and Royal Dutch have agreed that the Royal Dutch Shell annual report and accounts will be in English and a Dutch translation will be made available on request. All other Royal Dutch Shell Shareholder publications will be produced in English with a Dutch translation being made available should the Royal Dutch Shell Board consider it appropriate to do so. Furthermore, Royal Dutch Shell, Shell Transport and Royal Dutch have agreed that Royal Dutch Shell general meetings will generally be held in The Netherlands, drawing as necessary on technological links to permit active two-way participation by persons physically present in the UK and The Netherlands.

Conditions of the Transaction     Royal Dutch Shell, Shell Transport and Royal Dutch have agreed that Completion is conditional upon the Scheme becoming effective and the Royal Dutch Offer becoming unconditional in accordance with their terms by 31 December 2005 (or such later date as the parties may agree and the High Court may allow). Royal Dutch Shell, Shell Transport and Royal Dutch have agreed that the Scheme and the Royal Dutch Offer shall be conditional upon the satisfaction (or waiver where permitted by the terms thereof) of the various conditions. Furthermore, Royal Dutch Shell, Shell Transport and Royal Dutch have agreed, subject to their respective directors’ fiduciary duties, to use all reasonable endeavours to implement the Transaction in the form described in this document, the Offer Documents and the Listing Particulars and as otherwise provided in the Implementation Agreement, provided that the Implementation Agreement does not create any enforceable obligations against any party other than Royal Dutch Shell, Shell Transport and Royal Dutch.

Conduct of business     Royal Dutch Shell, Shell Transport and Royal Dutch have undertaken that, between the date of the Implementation Agreement and Completion (or, if earlier, termination of the Implementation Agreement) they will conduct business in the ordinary and usual course and will not, subject to the fiduciary duties of their directors, take any step which might jeopardise or hinder Completion.

The Scheme and the Royal Dutch Offer     Shell Transport has agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavours to procure the satisfaction of the conditions to the Scheme and to implement the Scheme in accordance with its terms as set out in this document with, or subject to, any modification, addition or condition approved or imposed by the High Court. Shell Transport has agreed not to vary (including accepting any modification, addition or condition imposed by the High Court), terminate or withdraw the Scheme or to waive the conditions to the Scheme or to determine whether any of the conditions to the Scheme have been satisfied without the prior written consent of Royal Dutch.

Similarly, Royal Dutch Shell has agreed with Shell Transport and Royal Dutch to make the Royal Dutch Offer on the terms set out in the Offer Documents. Royal Dutch has agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavours to procure the satisfaction of the conditions to the Royal Dutch Offer and to implement the Royal Dutch Offer in accordance with its terms as set out in the Offer Documents. In addition, Royal Dutch Shell has agreed not to vary, terminate or withdraw the Royal Dutch Offer or to waive the conditions to the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Shell Transport and Royal Dutch.

Constitution and governance

Royal Dutch Shell, Shell Transport and Royal Dutch have agreed that Royal Dutch Shell will adopt certain corporate governance arrangements and that it will comply with such arrangements.

These governance arrangements relate to:

•	the role, appointment, composition and responsibilities of the Royal Dutch Shell Board;

•	the role and responsibilities of the non-executive directors;

•	the establishment and composition of committees of the Royal Dutch Shell Board;

•	meetings of the Royal Dutch Shell Board and committees of the Royal Dutch Shell Board;

•	the appointment and responsibilities of the Chairman and Deputy Chairman of the Royal Dutch Shell Board;

•	the appointment, suspension and removal of the Chief Executive of Royal Dutch Shell;

•	the responsibilities, authorities and accountability of the Chief Executive and the Executive Committee of Royal Dutch Shell; and

•	the composition and meetings of the Executive Committee.

Termination of Existing Agreements Shell Transport and Royal Dutch have agreed that, with effect from Completion, all Existing Agreements between them will terminate automatically.

Termination Royal Dutch may terminate the Implementation Agreement in the event that the resolution approving the Scheme is not passed at the Court Meeting by the requisite majority. Furthermore, the Implementation Agreement will terminate automatically if a resolution approving the Implementation Agreement is put to the Royal Dutch Shareholders and is not approved by the requisite majority. In addition, if, by 31 December 2005, any of the conditions to the Scheme or the Royal Dutch Offer have not been satisfied or waived in accordance with their terms or the Transaction has not become effective in accordance with its terms, the Implementation Agreement may be terminated by either Shell Transport or Royal Dutch. Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that prior to the Hearing Date the Implementation Agreement is terminated in accordance with its terms.

Governing law and arbitration The Implementation Agreement is governed by English Law and disputes are to be settled by arbitration to be held in The Hague in accordance with the UNCITRAL Arbitration Rules, the authority being the International Chamber of Commerce’s International Court of Arbitration.

PART 6

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	No. 2983 of 2005
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

and

THE HOLDERS OF THE SCHEME SHARES

(as each is hereinafter defined)

Preliminary

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Amended Shell Transport Articles”	the articles of association of Shell Transport, as they are proposed to be amended at the Shell Transport EGM;

““B” Shares”	class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell;

“Business Day”	any day on which banks are generally open in London, Amsterdam and New York for the transaction of business, other than a Saturday or Sunday or public holiday;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants convened by direction of the Court under section 425 of the Companies Act 1985 to consider and, if thought fit, to approve this Scheme, or any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CRESTCo Regulations operated by CRESTCo;

“CRESTCo”	CRESTCo Limited;

“CrestCo Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended;

“Dividend Access Share”	the dividend access share in the capital of Shell Transport having a nominal value of 25 pence and having the rights attaching to it as set out in the Amended Shell Transport Articles, to be allotted and issued to the Trustee pursuant to this Scheme;

“Effective Date”	the date on which this Scheme becomes effective in accordance with Clause 6.1 of this Scheme;

“Hearing”	the hearing by the Court of the petition to sanction this Scheme;

“holder”	a registered holder, including any person(s) entitled by transmission in respect of registered securities or otherwise a holder of securities;

“NIIHM”	B.V. Nederlandse Internationale Industrie-en Handel Maatschappij, a company incorporated in The Netherlands;

“New Shell Transport Ordinary Shares”	the new Shell Transport ordinary shares of 25 pence each to be issued to Royal Dutch Shell and/or its nominee(s) pursuant to the Scheme;

“Order”	the order of the Court sanctioning this Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“RDS Corporate Nominee”	Lloyds TSB Bank plc, whose address is 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee, Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“RDS Corporate Nominee Agreement”	the agreement entered into between Lloyds TSB Bank plc and Royal Dutch Shell and which contains the terms and conditions of the RDS Corporate Nominee facility;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Shell Transport at the Scheme Record Time and holders of Shell Transport Bearer Warrants;

“Royal Dutch Shell”	Royal Dutch Shell plc, a company incorporated in England and Wales with registered number 04366849, whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Shell Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Scheme” or “Scheme of Arrangement”	this scheme of arrangement under section 425 of the Companies Act 1985 in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the Business Day preceding the Effective Date;

“Scheme Shares”	(i) all Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) in issue at the date of this document; and

(ii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued after the date of this document and prior to the Voting Record Time; and

(iii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date on terms that the holders thereof shall be bound or shall have agreed in writing by this time to be bound by this Scheme;

“Shell Foundation”	Shell Foundation, a company limited by guarantee incorporated in England and Wales with registered number 4007273, whose registered office is at Shell Centre, London SE1 7NA;

“Shell Petroleum Company”	The Shell Petroleum Company Limited, a private limited company incorporated in England and Wales with registered number 77861, whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport”	The “Shell” Transport and Trading Company, p.l.c., incorporated in England and Wales with registered number 54485 whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport Articles”	the articles of association of Shell Transport as at the date of this Scheme;

“Shell Transport Bearer Warrants”	the bearer warrants issued by Shell Transport which entitle the holders to Shell Transport Ordinary Shares in accordance with the terms of the bearer warrants;

“Shell Transport EGM”	the extraordinary general meeting of Shell Transport, to be held prior to the Hearing, including any adjournment thereof;

“Shell Transport Ordinary Shareholders”	the holders of Shell Transport Ordinary Shares;

“Shell Transport Ordinary Shares”	ordinary shares of 25 pence each in the capital of Shell Transport;

“Shell Transport Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Solen Insurance”	Solen Insurance Limited, a private limited company incorporated in Bermuda;

“Trustee”	Hill Samuel Offshore Trust Company Limited, a company incorporated in Jersey;

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CRESTCo Regulations, may be transferred by means of CREST; and

“Voting Record Time”	in relation to the Court Meeting and the Shell Transport EGM, 6.00 p.m. on 26 June 2005 or, if either the Court Meeting or the Shell Transport EGM is adjourned, 6.00 p.m. on the second day before the day set for the adjourned meeting;

and references to Clauses and sub-clauses are to Clauses and sub-clauses of this Scheme.

(B)	The authorised share capital of Shell Transport at the date of this Scheme is £2,500,000,000 divided into 9,948,000,000 Shell Transport Ordinary Shares, 3,000,000 Shell Transport First

Preference shares of £1 each and 10,000,000 Shell Transport Second Preference shares of £1 each, of which 9,603,350,000 Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) have been issued and are fully paid, 2,000,000 Shell Transport First Preference shares of £1 each have been issued and are fully paid and 10,000,000 Shell Transport Second Preference shares of £1 each have been issued and are fully paid. The remainder are unissued.

(C)	Royal Dutch Shell was incorporated in England and Wales under the Companies Act 1985 on 5 February 2002 as a private company limited by shares under the name Forthdeal Limited. On 27 October 2004, it re-registered as a public company limited by shares and changed its name to Royal Dutch Shell plc.

(D)	The authorised share capital of Royal Dutch Shell at the date of this Scheme is:

(i)	€700,000,000 divided into 600,000 “A” Shares of €0.07 each, 2,759,360,000 “B” Shares of €0.07 each, 4,139,040,000 euro deferred shares of €0.07 each and 3,101,000,000 unclassified shares of €0.07 each; and

(ii)	£50,000 divided into 30,000 sterling deferred shares of £1 each and 20,000 ordinary shares of £1 each.

(E)	Royal Dutch Shell has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purpose of giving effect to this Scheme.

(F)	Each of Shell Petroleum Company, NIIHM, Shell Foundation and Solen Insurance has agreed that, if it holds Shell Transport Ordinary Shares at the time of the Hearing, it will appear by Counsel at the Hearing and consent to be bound by this Scheme.

The Scheme

1.     Cancellation of the Scheme Shares

1.1	The share capital of Shell Transport shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2	Forthwith and contingently upon the reduction of capital referred to in Clause 1.1 taking effect:

1.2.1	Shell Transport shall be re-registered as a private company pursuant to section 139(3) of the Companies Act 1985 and Shell Transport’s memorandum of association and the Shell Transport Articles shall be amended accordingly;

1.2.2	the authorised share capital of Shell Transport shall be increased to its former amount by the creation of:

(A)	such number of New Shell Transport Ordinary Shares as shall be equal to the number of Scheme Shares cancelled pursuant to Clause 1.1 less one; and

(B)	one Dividend Access Share; and

1.2.3	Shell Transport shall apply the reserve arising as a result of the cancellation of the Scheme Shares in paying up in full at par:

(A)	the New Shell Transport Ordinary Shares created pursuant to sub-clause 1.2.2(A), which shall be allotted and issued credited as fully paid to Royal Dutch Shell and/or its nominee(s); and

(B)	the Dividend Access Share created pursuant to sub-clause 1.2.2(B), which shall be allotted and issued credited as fully paid to the Trustee.

The New Shell Transport Ordinary Shares and the Dividend Access Share shall be issued free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

2.     Consideration for the cancellation of Scheme Shares

2.1	In consideration for the cancellation of the Scheme Shares and the allotment and issue of (i) the New Shell Transport Ordinary Shares to Royal Dutch Shell and/or its nominee(s) and (ii) the Dividend Access Share to the Trustee, as provided in Clause 1.2.3, Royal Dutch Shell shall, subject to the remaining provisions of this Clause and Clause 3, allot and issue, credited as fully paid, “B” Shares to the Relevant Holders (or, as provided under Clauses 3.3.2 and 3.3.3, to the RDS Corporate Nominee for the benefit of the Relevant Holders) on the following basis:

1 Scheme Share = 0.287333066 “B” Shares

and so in proportion for any other number of Scheme Shares.

To the extent that the number of “B” Shares to be allotted and issued to the Relevant Holders (or, as provided under Clauses 3.3.2 and 3.3.3, to the RDS Corporate Nominee for the benefit of the Relevant Holders) would otherwise result in the issue of fractions of “B” Shares, such fractions will not be allotted or issued to the Relevant Holders or the RDS Corporate Nominee but will be aggregated and sold in the market on behalf of the Relevant Holder as soon as possible following the Effective Date on the terms provided in Clause 2.2 and the proceeds of sale shall be paid to the holders of Scheme Shares entitled thereto in due proportions on the terms provided in Clause 3.3.4.

2.2	Any sale made pursuant to Clause 2.1 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled thereto in due proportions in accordance with their entitlements. In the absence of bad faith or wilful default, neither Shell Transport nor Royal Dutch Shell shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

3.     Allotment and issue of “B” Shares

3.1	The “B” Shares to be issued pursuant to Clause 2 shall rank pari passu with all other “B” Shares in issue on the Effective Date (if any) and shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the “B” Shares of Royal Dutch Shell.

3.2	Immediately after the Scheme becomes effective on the Effective Date pursuant to Clause 6.1, Royal Dutch Shell shall allot and issue “B” Shares to the persons respectively entitled thereto as required by Clause 2.1, such consideration to be settled as set out in Clause 3.3, but subject to Clauses 3.5 and 3.10.

3.3	Settlement of the consideration shall be effected as follows:

3.3.1	in respect of Scheme Shares in uncertificated form at the Scheme Record Time, the “B” Shares to which the Relevant Holder is entitled shall be issued in uncertificated form. Royal Dutch Shell shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Relevant Holder with such Relevant Holder’s entitlement to “B” Shares;

3.3.2	in respect of Scheme Shares in certificated form at the Scheme Record Time and in respect of Scheme Shares represented by Shell Transport Bearer Warrants which have been deposited with the Shell Transport Registrars prior to the Effective Date, the “B” Shares to which the Relevant Holder is entitled shall be issued to the RDS Corporate Nominee, which shall be the registered holder of such shares and shall hold such shares on the terms of the Royal Dutch Shell Nominee Service. Royal Dutch Shell shall procure that the RDS Corporate Nominee shall thereupon deliver (or procure the delivery of) a statement of entitlement detailing such Relevant Holder’s entitlement to “B” Shares as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date. Royal Dutch Shell shall further procure that such statement of entitlement is accompanied by a form allowing that Relevant Holder to elect that the “B” Shares to which he or she is entitled should be converted to certificated form and that he or she should receive a share certificate in respect of such shares;

3.3.3	in respect of Scheme Shares represented by Shell Transport Bearer Warrants which have not been deposited with the Shell Transport Registrars prior to the Effective Date, the “B” Shares to which the Relevant Holders are entitled (their entitlement being calculated, for this purpose, as if they were one Relevant Holder) shall be issued to the RDS Corporate Nominee, which shall be the registered holder of such shares as the nominee of Shell Transport who will hold such “B” Shares on trust for the Relevant Holders in proportion to their respective entitlements. When any such Relevant Holder subsequently deposits his or her Shell Transport Bearer Warrants with the Shell Transport Registrars, Royal Dutch Shell shall procure that:

(A)	the RDS Corporate Nominee and Shell Transport transfer the entitlement to “B” Shares of that Relevant Holder to that Relevant Holder (such entitlement being calculated in accordance with Clause 2.1); and

(B)	the RDS Corporate Nominee shall deliver (or procure the delivery of) a statement of entitlement detailing the Relevant Holder’s entitlement to “B” Shares as soon as reasonably practicable after the Relevant Holder has deposited his or her Shell Transport Bearer Warrants with the Shell Transport Registrars;

                or, if the holding of an entitlement to “B” Shares through the RDS Corporate Nominee as referred to in Clause 3.3.3(A) above would or may infringe the laws or regulatory requirements of any jurisdiction, or would or may require the RDS Corporate Nominee or Royal Dutch Shell to comply with any governmental or other consent or any registration, filing or other formality with which the RDS Corporate Nominee or Royal Dutch Shell is unable to comply or compliance with which the RDS Corporate Nominee or Royal Dutch Shell regards as unduly onerous, Royal Dutch Shell shall procure that:

(A)	the RDS Corporate Nominee and Shell Transport transfer the “B” Shares to which such Relevant Holder is entitled to that Relevant Holder (such entitlement being calculated in accordance with Clause 2.1); and

(B)	a share certificate in respect of the “B” Shares to which such Relevant Holder is entitled shall be delivered to that Relevant Holder as soon as reasonably practicable after the Relevant Holder has deposited his or her Shell Transport Bearer Warrants with the Shell Transport Registrars; and

3.3.4	in the case of “B” Shares to be sold in accordance with Clauses 2.1, 3.5.1 or 3.5.2, where the relevant Scheme Shares at the Scheme Record Time are in certificated form or where the relevant Scheme Shares are represented by Shell Transport Bearer Warrants which have been deposited with the Shell Transport Registrars (whether before or after the Effective Date), Royal Dutch Shell shall deliver or procure delivery to the Relevant Holder, or as they may direct, in accordance with the provisions of Clause 3.7, cheques and/or warrants for the sums payable to them respectively in accordance with Clause 2 or, where the relevant Scheme Shares at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the Relevant Holder is created in accordance with the CREST assured payment arrangements provided that Royal Dutch Shell may (if, for any reason, it wishes to do so) make payment of the said sums by cheque and/or warrant as aforesaid.

3.4	All cheques and warrants shall be in sterling drawn on a UK clearing bank and shall be made payable to the Relevant Holder or, in the case of joint holders of Scheme Shares which are Shell Transport Ordinary Shares, to that one of the joint holders whose name stands first in the register of members of Shell Transport in respect of such joint holding at the Scheme Record Time or to other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant or the creation of any such assured payment obligation as is referred to in Clause 3.3.4 shall be a complete discharge for the moneys represented thereby.

3.5	The provisions of this Clause shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Relevant Holder with a registered address in a jurisdiction outside the United Kingdom, Royal Dutch Shell is advised that the allotment and/or issue of “B” Shares pursuant to this Clause would or may infringe the laws of such jurisdiction or would or may require Royal Dutch Shell to comply with any governmental or other consent or any registration, filing or other formality with which Royal Dutch Shell is unable to comply or compliance with which Royal Dutch Shell regards as unduly onerous, Royal Dutch Shell may in its sole discretion, either:

3.5.1	determine that such “B” Shares shall not be allotted and/or issued to such Relevant Holder under this Clause but shall instead be allotted and issued to a nominee for such Relevant Holder appointed by Royal Dutch Shell on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the “B” Shares so allotted and issued and shall account for the net proceeds of such sale to such Relevant Holder; or

3.5.2	determine that such “B” Shares shall be sold, in which event the “B” Shares shall be issued to such Relevant Holder and Royal Dutch Shell shall appoint a person to act pursuant to this Clause 3.5.2 and such person shall be authorised on behalf of such Relevant Holder to procure that any “B” Shares in respect of which Royal Dutch Shell has made such determination shall, as soon as practicable following the Effective Date, be sold.

3.6	Any sale made pursuant to Clause 3.5.1 or 3.5.2 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled thereto in due proportions in accordance with their entitlements. To give effect to any sale under Clause 3.5.1 or 3.5.2, the nominee referred to in Clause 3.5.1 and/or the person appointed by Royal Dutch Shell in accordance with Clause 3.5.2 (as the case may be) shall be authorised as attorney on behalf of the Relevant Holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Royal Dutch Shell, Shell Transport, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

3.7	All deliveries of notices, documents of title and cheques required to be made by this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons respectively entitled thereto:

3.7.1	in respect of holders of Shell Transport Ordinary Shares at their respective addresses as appearing in the register of members of Shell Transport at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of members in respect of the joint holding at such time) or to such other addresses (if any) as such persons may respectively direct in writing;

3.7.2	in respect of holders of Shell Transport Bearer Warrants who have deposited their Shell Transport Bearer Warrants with the Shell Transport Registrars, to their respective addresses given to the Shell Transport Registrars at the time of the deposit.

None of Royal Dutch Shell, Shell Transport, the nominee referred to in Clause 3.5.1 or the person appointed by Royal Dutch Shell in accordance with Clause 3.5.2 shall be responsible for any loss or delay in the transmission of any certificates or cheques.

3.8	Prior to the issue by the RDS Corporate Nominee of the statements of entitlement to “B” Shares to Relevant Holders of Scheme Shares which are in certificated form in accordance with Clause 3.3.2, such holders wishing to register transfers of the “B” Shares to which they are entitled will be required to produce their existing certificates for Scheme Shares to the Royal Dutch Shell Registrar. After the issue by the RDS Corporate Nominee of the statements of entitlement, every Relevant Holder who has not already produced his/ her existing Shell Transport share certificate(s) to the Royal Dutch Shell Registrar shall be bound on the request of Shell Transport to deliver up to Shell Transport, or to any person appointed by Shell Transport to receive the same, the existing certificate(s) for his/ her Scheme Shares, which on and from the Effective Date, will have ceased to be of value, for cancellation. In addition, in respect of those

Relevant Holders holding their Scheme Shares in uncertificated form, CRESTCo shall be instructed to cancel such Relevant Holders’ entitlement to such Scheme Shares.

3.9	Royal Dutch Shell reserves the right to settle all or any part of the consideration referred to in Clause 3.3 for all or any Relevant Holders in certificated form if, for any reason, it wishes to do so.

3.10	The provisions of this Clause 3 shall be subject to any condition or prohibition imposed by law.

4.	Shell Transport Bearer Warrants

4.1	The Shell Transport Bearer Warrants will automatically be cancelled on the Effective Date.

4.2	Upon and following the Effective Date, any entitlements to Scheme Shares which would otherwise arise under a Shell Transport Bearer Warrant shall forthwith convert to an entitlement to “B” Shares pursuant to Clause 2.1, so that any holder of Shell Transport Bearer Warrants who subsequently sends his or her Shell Transport Bearer Warrants to the Shell Transport Registrars shall receive his or her entitlement under the Shell Transport Bearer Warrant in the form of “B” Shares. The holder of any Shell Transport Bearer Warrant shall have no further claim on the capital of Shell Transport following the Effective Date.

5.     Mandated payments

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to Shell Transport by its shareholders in force on the Effective Date shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Royal Dutch Shell in respect of the corresponding “B” Shares to be allotted and issued pursuant to this Scheme.

6.	Operation of this Scheme

6.1	This Scheme shall become effective as soon as an office copy of the Order sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered by Shell Transport to the Registrar of Companies for registration and registered by him.

6.2	Unless this Scheme shall become effective on or before 31 December 2005 or such later date, if any, as Royal Dutch Shell and Shell Transport may agree and the Court may allow, this Scheme shall not become effective.

6.3	Royal Dutch Shell and Shell Transport may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

7.	Costs

Shell Transport is authorised and permitted to pay all its costs and expenses relating to the negotiation, preparation and implementation of this Scheme.

Dated the 19th day of May 2005

PART 7

FURTHER DETAILS OF THE TRANSACTION AND THE CANCELLATION AND

REPAYMENT OF THE SHELL TRANSPORT PREFERENCE SHARES

1.	Exchange terms

1.1    Exchange terms

The terms of the transaction reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants, holders of Shell Transport ADRs and Royal Dutch Shareholders are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/Shell Group.

Accordingly, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants, holders of Shell Transport ADRs and Royal Dutch Shareholders will each receive, respectively:

• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled):	0.287333066 “B” Shares
• for each Shell Transport ADR:	0.861999198 “B” ADRs
• for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered:	2 “A” Shares
• for each Royal Dutch New York Registered Share tendered:	1 “A” ADR

Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, a total of 2,759,360,000 “B” Shares (including “B” Shares represented by “B” ADRs) and 4,139,040,000 “A” Shares (including “A” Shares represented by “A” ADRs) will be in issue upon Completion. To the extent that the Transaction is completed but not all of the Royal Dutch Shareholders validly tender their Royal Dutch Shares in the Royal Dutch Offer, the percentage of the ordinary share capital and voting rights of Royal Dutch Shell held by former Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and former holders of Shell Transport Bearer Warrants will be more than 40 per cent. and the percentage held by former Royal Dutch Shareholders will be less than 60 per cent.

If the number of Royal Dutch Shares that have been validly tendered and not withdrawn represents at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding, Royal Dutch Shell expects, but is not obliged, to initiate squeeze-out proceedings with a view to acquiring 100 per cent. of the issued share capital of Royal Dutch in accordance with Article 2:92a of the Dutch Civil Code.

1.2	Calculation of exchange terms

The exchange terms give effect to the existing ownership of the Royal Dutch/Shell Group by ensuring that Royal Dutch Shareholders are, in aggregate, offered 60 per cent. of the ordinary share capital of Royal Dutch Shell and that Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants are offered 40 per cent.

As:

(i)	there are 2,069,520,000 Royal Dutch Shares in issue at the date of publication of this document (excluding Royal Dutch Shares which have been repurchased and are to be cancelled (a) following the approval by Royal Dutch Shareholders at the Royal Dutch annual general meeting and (b) subject to mandatory procedures under Dutch law);

(ii)	no further Royal Dutch Shares will be issued or repurchased between the date of publication of this document and the Scheme Record Time; and

(iii)	the exchange ratio of “A” Shares to Royal Dutch Shares under the Royal Dutch Offer has been set at 2:1;

a total of 4,139,040,000 “A” Shares will be offered to Royal Dutch Shareholders (i.e. 2,069,520,000 x 2).

The number of “B” Shares offered to Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants pursuant to the Scheme must represent 40 per cent. of the total number of Royal Dutch Shell Shares to be offered in the Transaction. Therefore, the total number of “A” Shares being offered to Royal Dutch Shareholders (4,139,040,000) must be divided by 60 and then multiplied by 40 to give the total number of “B” Shares to be offered pursuant to the Scheme. The result of this calculation is then divided by the total number of Shell Transport Ordinary Shares (including (i) Shell Transport Ordinary Shares held by the Shell Transport ADR Depositary and (ii) Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) to give the Shell Transport Share Exchange Ratio. The Shell Transport Share Exchange Ratio has been rounded to nine decimal places in order to enable the necessary calculations. This rounding will have a negligible impact on the entitlement of Shell Transport Ordinary Shareholders or the holders of Shell Transport Bearer Warrants.

As:

(i)	there are 9,603,350,000 Shell Transport Ordinary Shares in issue at the date of publication of this document; and

(ii)	no further Shell Transport Ordinary Shares will be issued or repurchased between the date of publication of this document and Scheme Record Time,

a total of 2,759,360,000 “B” Shares will be offered to Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants pursuant to the Scheme.

Each Shell Transport ADR currently represents six Shell Transport Ordinary Shares and each Royal Dutch Shell ADR will represent two Royal Dutch Shell Shares. The Shell Transport ADR Exchange Ratio has therefore been calculated by multiplying the Shell Transport Share Exchange Ratio by six and then dividing by two.

2.     Dividend Access Mechanism

The Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

Dividends paid on the “A” Shares will have a Dutch source for tax purposes and be subject to Dutch withholding tax. Part XXI of the Listing Particulars sets out further information relating to the tax treatment of dividends paid on the “A” Shares.

It is intended that holders of “B” Shares will receive dividends that have a UK source for tax purposes and, accordingly, not be subject to Dutch withholding tax. The Dividend Access Mechanism has been established for this purpose.

2.1    Description of the Dividend Access Mechanism

Pursuant to the Scheme, a Dividend Access Share will be issued by Shell Transport to the Trustee. Pursuant to the Declaration of Trust, the Trustee will hold any dividends paid in respect of the Dividend Access Share on trust for the holders of “B” Shares from time to time and will arrange for prompt transmission of such dividends to the holders of “B” Shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport.

Holders of “B” Shares will not have any interest in the Dividend Access Share and will not have any rights against Shell Transport as issuer of the Dividend Access Share. The only assets held on trust for the benefit of the holders of “B” Shares will be dividends paid to the Trustee in respect of the Dividend Access Share. As any dividend paid on the Dividend Access Share will be a dividend having a UK source, there will be no Dutch withholding tax on it and certain holders of “B” Shares or “B” ADRs will be entitled to a UK tax credit in respect of their proportionate share of such dividend. There is no UK withholding tax on dividends. For a more detailed summary of the tax treatment of dividends paid on the Dividend Access Share, please see Part 9 of this document.

The Amended Shell Transport Articles (as they are proposed to be amended at the Shell Transport EGM) will state that the maximum dividend that can be declared by Shell Transport on the Dividend Access Share in respect of a specified period will be an amount equal to the aggregate dividend declared by Royal Dutch Shell on the “B” Shares in respect of such period. In addition, the dividends that Shell Transport may pay on the Dividend Access Share in any year will be limited to a total of €3.3 billion. This limit can be varied by a resolution of the shareholders of Shell Transport from time to time and will not be less than the aggregate dividends declared on the “B” Shares in any year.

2.2    Operation of the Dividend Access Mechanism

As described in paragraph 5 of Part 1 of this document, Royal Dutch Shell intends to declare dividends on the “A” Shares and the “B” Shares on a quarterly basis.

Following the declaration of a dividend by Royal Dutch Shell on the “B” Shares, Shell Transport may declare a dividend on the Dividend Access Share. Shell Transport will not declare a dividend on the Dividend Access Share before Royal Dutch Shell declares a dividend on the “B” Shares as Shell Transport will need to know what dividend Royal Dutch Shell has declared on the “B” Shares. This is to ensure that the dividend declared on the Dividend Access Share does not exceed an amount equal to the total dividend declared by Royal Dutch Shell on the “B” Shares.

Before Shell Transport can declare any dividend, the Shell Transport Board will need to consider Shell Transport’s financial condition and amount of distributable reserves. It is the expectation and the intention, although there can be no certainty, that holders of “B” Shares will receive dividends via the Dividend Access Mechanism.

To the extent that a dividend is declared by Shell Transport on the Dividend Access Share and paid to the Trustee, the holders of “B” Shares will be beneficially entitled to receive their share of that dividend pursuant to the Declaration of Trust (and arrangements will be made to ensure the dividend is paid in the same currency in which they would have received a dividend from Royal Dutch Shell). No dividend declared and paid by Shell Transport on the Dividend Access Share will be paid to holders of “A” Shares in respect of their “A” Shares.

The Royal Dutch Shell Articles provide that if any amount is paid by Shell Transport by way of a dividend on the Dividend Access Share and paid by the Trustee to any holder of “B” Shares, the dividend which would otherwise be payable by Royal Dutch Shell to such holder of “B” Shares will be reduced by an amount equal to the amount paid to such holder of “B” Shares by the Trustee.

If the dividend paid on the Dividend Access Share is less than the total dividend declared by Royal Dutch Shell on the “B” Shares, Royal Dutch Shell will remain obliged to pay a dividend on the “B” Shares equal to the amount of any shortfall, which payment by Royal Dutch Shell will be subject to Dutch withholding tax (unless in any particular case an exemption is obtained under Dutch law or the provisions of an applicable tax treaty). If for any reason, no dividend is paid on the Dividend Access Share, holders of “B” Shares will only receive dividends from Royal Dutch Shell directly.

The Dividend Access Mechanism may be suspended or terminated at any time (subject to any regulatory requirements) by the Royal Dutch Shell Directors or the directors of Shell Transport for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The Dividend Access Mechanism has been approved by the Dutch Revenue Service pursuant to an agreement with Royal Dutch Shell and Royal Dutch dated 26 October 2004 as supplemented and amended by an agreement between the same parties dated 25 April 2005. The agreement states, among other things, that dividend distributions paid on the Dividend Access Share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the Dividend Access Mechanism is structured and operated substantially as set out above.

3.	Financial reporting and accounting treatment

Royal Dutch Shell has an accounting year end of 31 December. The first Royal Dutch Shell annual report and accounts following Completion will be prepared for the period ending 31 December 2005.

Generally, interim statements are expected to be prepared for the three-month periods ending 31 March, 30 June and 30 September in each year.

Royal Dutch Shell will prepare its financial statements using IFRS. Royal Dutch Shell will, for the purposes of its annual Form 20-F, reconcile its financial statements to US GAAP in accordance with the requirements of the SEC.

Royal Dutch Shell will account for the Transaction on an historical cost (or carry-over) basis under IFRS and US GAAP, meaning that the assets and liabilities of Shell Transport and Royal Dutch will continue to be carried on an historical cost basis (rather than being adjusted to fair value).

4.	Information for overseas Shell Transport Shareholders

4.1    General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom (“overseas shareholders”), the Scheme and/or the holding of Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such applicable legal requirements, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of “B” Shares would, or may, infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement, the Scheme provides that such “B” Shares may, at the discretion of Royal Dutch Shell, either be issued to a nominee for an overseas shareholder who is a Relevant Holder and then sold on behalf of such person with the net proceeds of sale being remitted to the relevant overseas shareholder or issued to an overseas shareholder who is a Relevant Holder in which case Royal Dutch Shell shall appoint a person to sell such “B” Shares on behalf of such person, with the net proceeds of sale being remitted to the relevant overseas shareholder.

In any case where it is not permissible or practical to hold Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, shareholders resident in that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell Shares to which they are entitled by returning the share certificate request form which will be sent to them as described in Part 4 of this document.

This document and the accompanying documents have been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside England.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

4.2    Australia

This document is not a prospectus lodged with the Australian Securities & Investments Commission (“ASIC”) under the Australian Corporations Act 2001 (Cth) and may not contain all the information that a prospectus lodged with ASIC under that Act is required to contain.

4.3    Austria

The Scheme does not constitute an offer to Royal Dutch Shareholders, is not addressed to Royal Dutch Shareholders and is not intended as solicitation with respect to the Royal Dutch Offer. Any reference to the Royal Dutch Offer contained in this document and the accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme.

This document and the accompanying documents are only addressed to, and shall only be distributed or otherwise disclosed to, the Addressees for the sole purpose of the implementation of the Scheme and shall not be mailed, distributed, disseminated or otherwise disclosed to any other Austrian resident or person or entity within the Republic of Austria.

Under the Austrian Capital Markets Act (Kapitalmarktgesetz), the Scheme will either not qualify as a public offer (as defined in that Act) or, if it does qualify as a public offer, it will be exempt from the prospectus requirements as set out in that Act.

4.4    Belgium

Neither this document nor the accompanying documents constitutes an offering of securities under Belgian law.

Neither this document nor the accompanying documents have been, nor will they be, submitted to or approved by the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen) and accordingly may not be used in connection with any offering or sale of securities in Belgium except as may otherwise be permitted by law.

4.5    France

The Scheme is not addressed to Royal Dutch Shareholders and is not a public offer of shares in France, as defined in article L. 411-1 of the Code Monétaire et Financier. The Scheme Document is being distributed by Shell Transport only to the Addressees. Any reference to the Royal Dutch Offer contained in this document and the accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme, and is not intended as a solicitation in respect of the Royal Dutch Offer, which is not extended to France.

4.6    Hong Kong

This document does not constitute, nor does it contain, an offer of securities to the public of Hong Kong within the meaning of the Companies Ordinance (Cap 32 of the Laws of Hong Kong). Furthermore, this document does not constitute an advertisement, invitation or document directed at the public in Hong Kong to enter into, or offer to enter into, an agreement to acquire, dispose, subscribe for or underwrite securities. No steps have been taken to register this document as a prospectus in Hong Kong or to have it authorised in any way by the Hong Kong Securities and Futures Commission.

4.7    Italy

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Societa’ e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, (i) this document and any other documents relating to the Scheme and (ii) the Royal Dutch Offer Document and any other documents relating to the Royal Dutch Offer, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy, and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the notices of the Court Meeting and the Shell Transport EGM, the Royal Dutch Offer Document and the accompanying and related documents may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or entity in the Republic of Italy. Royal Dutch Shares may not be tendered by Italian residents or persons or entities in the Republic of Italy and Royal Dutch Shell may not accept shares thus tendered.

4.8    Japan

This document must not be distributed in whole or in part into Japan. This document and other documents related to the Transaction may not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan. The Scheme will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Scheme proposals are not being made to residents of Japan or in Japan.

4.9    Luxembourg

In Luxembourg, this document will only be distributed to the Addressees in circumstances that do not constitute a public offer.

4.10  New Zealand

The offer and issue of Royal Dutch Shell Shares under the Scheme is being made in accordance with the laws of England. Royal Dutch Shell may not be subject to New Zealand law, and contracts in respect of Royal Dutch Shell Shares may not be enforceable in New Zealand courts. This document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

4.11  Spain

This document and the accompanying documents are provided for the sole purpose of the implementation of the Scheme. Any reference to the Royal Dutch Offer contained in this document and any accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme and is not intended as a solicitation with respect to the Royal Dutch Offer. To the best of the knowledge of the Shell Transport Directors, the delivery of the Scheme documents to existing investors of Shell Transport does not imply that an Oferta Pública de Valores is carried out, and thus, this action is not subject to the requirements of Royal Decree 291/1992, of 27th May, on issues and public offerings of securities.

The Royal Dutch Offer has not been notified to the Comisión Nacional del Mercado de Valores. Accordingly, and pursuant to applicable Spanish securities laws and implementing regulations, no public offer can be carried out in Spain. This document, and the accompanying documents, have not been, and cannot be, disclosed to any Spanish residents or person or entity in Spain, other than the Addressees residing therein for the sole purposes of the implementation of the Scheme, and no other form of solicitation has been, and can be, carried out in Spain. This document, the notices of the Court Meeting and the Shell Transport EGM and any accompanying or related documents may not be mailed, distributed, disseminated or otherwise disclosed to any Spanish residents or entity in Spain, other than the Addressees residing therein for the sole purpose of the implementation of the Scheme.

4.12  United Arab Emirates

The proposals and other information contained herein do not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984) or otherwise and are intended to be accessed only by persons in the United Arab Emirates who are institutional investors or who are otherwise investors with adequate knowledge and experience to understand the significance of the proposals and the other information contained herein. Further, the proposals and other information contained herein are not intended to lead to the conclusion of any contract within the United Arab Emirates.

4.13  United States

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the “B” Shares to be issued pursuant to the Scheme, Shell Transport will advise the High Court at the Hearing that its sanctioning of the Scheme will be relied upon by Shell Transport and Royal Dutch Shell as an approval of the Scheme following a hearing on its fairness to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer

Warrants, at which hearing all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

The “B” Shares to be issued to Shell Transport Ordinary Shareholders (including to the Shell Transport ADR Depositary in respect of the “B” ADRs to be received by holders of Shell Transport ADRs) and to holders of Shell Transport Bearer Warrants under the Scheme have not been, and are not required to be, registered with the SEC under the US Securities Act or any United States state securities laws. “B” Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof. Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs who are or will be “affiliates” (as such term is defined in Rule 144 of the US Securities Act) (“Restricted Affiliates”) of Shell Transport prior to, or of Royal Dutch Shell after, the Effective Date will be subject to certain United States transfer restrictions relating to “B” Shares or “B” ADRs received under the Scheme.

Neither the SEC nor any United States state securities commission has approved or disapproved the “B” Shares or passed upon the accuracy or adequacy of this document, the Listing Particulars, the Short Form Scheme Document or any other accompanying document. Any representation to the contrary is a criminal offence in the United States.

The “B” Shares issuable to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants pursuant to the Scheme, (i) should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) of the US Securities Act and (ii) may be resold by former Shell Transport Ordinary Shareholders or holders of Shell Transport Bearer Warrants (other than Restricted Affiliates) without regard to Rules 144 or 145(c) and (d) of the US Securities Act.

Under the US Securities Act, a Shell Transport Ordinary Shareholder or a holder of Shell Transport ADRs or Shell Transport Bearer Warrants who is deemed to be a Restricted Affiliate may not resell “B” Shares or “B” ADRs received pursuant to the Scheme without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirement for resales outside the United States pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of a company for such purposes depends upon circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants or Shell Transport ADRs should consult their own legal and other advisers regarding the foregoing, as the determination of who is a Restricted Affiliate and its consequences is fact-specific and complicated.

5.     Shell Transport Preference Shares

If the special resolutions in respect of the Shell Transport Preference Shares as set out in the notice of the Shell Transport EGM are passed at that meeting, it will be necessary for an application to be made to the High Court to confirm the reduction of capital involved in the cancellation and repayment of the Shell Transport Preference Shares.

Payment will be made to those Shell Transport Preference Shareholders whose names appear in the register of members at the Cancellation and Repayment Record Time.

All cheques and warrants shall be in Pounds Sterling drawn on a UK clearing bank and shall be made payable to the relevant former holder of Shell Transport Preference Shares or, in the case of joint holders of Shell Transport Preference Shares, to that one of the joint holders whose name stands first in the register of members of Shell Transport in respect of such joint holding at the Cancellation and Repayment Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant shall be a complete discharge for the monies represented thereby.

6.      Royal Dutch/Shell Group Share Plans

6.1	Effect of the Transaction on options and awards outstanding under Royal Dutch/ Shell Group Share Plans

The intention is to provide for rollovers of participants’ existing options or other rights over Shell Transport Ordinary Shares or Royal Dutch Shares into equivalent rights over Royal Dutch Shell Shares where possible and subject to local legal requirements. Such rollover will be effected using the Shell Transport Share Exchange Ratio or using the same exchange ratios as are being used in the Royal Dutch Offer (as appropriate). This will enable the participants to maintain their interests in the RDS Group.

The exchanged options or rights over Royal Dutch Shell Shares will, so far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over Shell Transport Ordinary Shares or Royal Dutch Shares. It is not intended that the rollovers will lead to any amendments of the terms of the existing options or other rights over Shell Transport Ordinary Shares or Royal Dutch Shares.

Where there is no ability for Shell Transport or Royal Dutch to require rollover under the rules of the plans (for example under certain Share Option Plans), a rollover will be made available. In relation to the UK Sharesave Scheme, there will also be a right of exercise triggered by the Transaction. In relation to the Australian Plan, certain participants will not be able to rollover their Royal Dutch Shares into Royal Dutch Shell Shares.

Participants in the Royal Dutch/Shell Group Share Plans will receive further details about the effect of the Transaction on their rights in a separate communication.

To prevent the creation of minority holdings of Shell Transport Ordinary Shares upon the exercise of options over Shell Transport Shares under the Royal Dutch/Shell Group Share Plans which remain outstanding after the High Court sanctions the Scheme (if any), the Shell Transport Articles will be amended at the Shell Transport EGM to the effect that any Shell Transport Ordinary Shares to be delivered on the exercise of options (or otherwise) will be automatically exchanged for “B” Shares using the Shell Transport Share Exchange Ratio. Further information on the amendments to the Shell Transport Articles is contained in paragraph 2(iii) Part 3 of this document.

6.2    Continuing Royal Dutch/Shell Group Share Plans

On completion of the Transaction, Royal Dutch Shell has stated that the RDS Group intends to continue to operate certain Royal Dutch/Shell Group Share Plans which allow for the grant of awards over Royal Dutch Shell Shares. A summary of those continuing Royal Dutch/Shell Group Share Plans is contained in Part VI of the Listing Particulars.

6.3    Royal Dutch Shell Share Plans

Following completion of the Transaction, Royal Dutch Shell has stated that it intends to implement certain Royal Dutch Shell Share Plans which allow for the grant of awards over Royal Dutch Shell Shares. A summary of the Royal Dutch Shell Share Plans is contained in Part VI of the Listing Particulars.

Royal Dutch Shell has stated that it will review the financing of share plans in the context of the new company. The Royal Dutch Shell Share Plans will provide for awards to be satisfied through either market purchase, treasury or new issue Royal Dutch Shell Shares.

It is proposed that resolutions to approve the Royal Dutch Shell Share Plans will be proposed at the annual general meetings of Shell Transport and Royal Dutch to be held on 28 June 2005.

7.      Reduction of capital

Royal Dutch Shell has stated that, in order to remove a possible technical issue relating to the payment of dividends in the future, it intends on, or immediately following, the Effective Date to implement a reduction of capital by way of the cancellation and extinguishment of any share premium account created on the Effective Date. A special resolution of Royal Dutch Shell was passed to approve this reduction of capital on 13 May 2005. In the event that Royal Dutch Shell is satisfied that on, and immediately following, the Effective Date, it will have a merger reserve rather than a share premium account, Royal Dutch Shell has stated that it will not proceed with the proposed reduction of capital.

PART 8

ADDITIONAL INFORMATION

1.     Responsibility

The Shell Transport Directors, whose names are set out in paragraph 2.1 of this Part 8, accept responsibility for all information contained in this document other than information for which the Royal Dutch Shell Directors accept responsibility. To the best of the knowledge and belief of the Shell Transport Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Royal Dutch Shell Directors, whose names are set out in paragraph 2.2 of this Part 8, accept responsibility for all information contained in this document relating to Royal Dutch Shell and the Royal Dutch Shell Directors (in their capacity as such). To the best of the knowledge and belief of the Royal Dutch Shell Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Directors

2.1    Shell Transport Directors

The Shell Transport Directors and their respective positions are:

Name	Position held
Lord Oxburgh	Chairman
Malcolm Brinded	Managing Director
Peter Voser	Managing Director and Chief Financial Officer
Teymour Alireza	Non-executive director
Sir Peter Burt	Non-executive director
Dr Eileen Buttle	Non-executive director
Luis Giusti	Non-executive director
Mary (Nina) Henderson	Non-executive director
Sir Peter Job	Non-executive director
Lord Kerr of Kinlochard	Non-executive director
Sir Mark Moody-Stuart	Non-executive director

The business address of each of the Shell Transport Directors is Shell Centre, London SE1 7NA, United Kingdom.

The company secretary is Jyoti Munsiff.

2.2    Royal Dutch Shell Directors

The Royal Dutch Shell Directors and their respective positions are:

Name	Position
Aad Jacobs	Chairman and Chairman of the Nomination and Succession Committee(3)
Lord Kerr of Kinlochard	Deputy Chairman(1),(3)
Jeroen van der Veer	Chief Executive
Peter Voser	Chief Financial Officer
Malcolm Brinded	Executive director, Exploration and Production
Linda Cook	Executive director, Gas and Power
Rob Routs	Executive director, Oil Products and Chemicals
Maarten van den Bergh	Non-executive director(2)
Sir Peter Burt	Non-executive director(4)
Mary (Nina) Henderson	Non-executive director(2),(4)
Sir Peter Job	Non-executive director(1)
Wim Kok	Non-executive director and Chairman of the Social Responsibility Committee(2)
Jonkheer Aarnout Loudon	Non-executive director and Chairman of the Remuneration Committee(1),(3)
Christine Marin-Postel	Non-executive director(4)
Lawrence Ricciardi	Non-executive director and Chairman of the Audit Committee(4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee

The business address of each of the Royal Dutch Shell Directors is Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands.

The company secretary of Royal Dutch Shell is Michiel Brandjes.

3.     Shareholdings and dealings

3.1    Interests in Shell Transport Shares

(i)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the interests of the Shell Transport Directors, their families and persons connected with such directors within the meaning of section 346 of the Companies Act in the share capital of Shell Transport required to be disclosed pursuant to sections 324 and 328 of the Companies Act or required by section 325 of the Companies Act to be entered in the register referred to therein and, in the case of persons connected with the Shell Transport Directors, as would be required to be so notified or entered in such register if such connected person were a Shell Transport Director and the interest of that connected person were known to or could with reasonable diligence be ascertained by that Shell Transport Director are set out in paragraph 6.1 of Part 2 of this document.

(ii)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the interests of the Royal Dutch Shell Directors in Shell Transport Shares were as follows:

Number of Shell Transport Ordinary Shares
(including, where indicated, those represented
Director	by Shell Transport ADRs)
Malcolm Brinded	77,948
Peter Voser	None
Sir Peter Burt	10,000
Mary (Nina) Henderson	9,000 (represented by Shell Transport ADRs)
Sir Peter Job	3,570
Lord Kerr of Kinlochard	10,000

All of the above interests are beneficial interests.

(iii)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the Shell Transport Directors had options or awards outstanding in respect of Shell Transport Shares under the Royal Dutch/Shell Group Share Plans as set out in paragraph 6.1 of Part 2 of this document. The options and awards set out in paragraph 6.1 of Part 2 of this document were granted for no monetary consideration.

(iv)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following Royal Dutch Shell Directors had options or awards outstanding in respect of Shell Transport Shares under the Royal Dutch/Shell Group Share Plans:

				Number of shares
				under option/		Market
				performance shares	Exercise	price at
			Dates of	conditionally awarded	price	date of	Exercise	Performance
Name	Plan granted under		grant	under the LTIPs	per share	award(3)	period	period
Malcolm Brinded(1)	Share Option Plans		11/12/97	37,500	£4.39	—	11/12/00-10/12/07	—
			22/12/98	139,200	£3.63	—	22/12/01-21/12/08	—
			23/03/00	183,750	£5.05	—	23/03/03-22/03/10	—
			13/11/00	14,000	£5.63	—	13/11/03-12/11/10	—
			26/03/01	139,100	£5.52	—	26/03/04-25/03/11	—
			07/05/04	800,000	£3.99	—	07/05/07-06/05/14	—
	LTIP	(2)	07/05/04	353,383	—	£3.99	—	01/01/04-31/12/06
	LTIP	(2)(4)	15/09/04	5,322	—	£4.15	—	01/01/04-31/12/06
	LTIP	(2)(4)	15/03/05	7,770	—	£4.94	—	01/01/04-31/12/06
Peter Voser(1)	Share Option Plans		05/11/04	800,000	£4.32	—	05/11/07-04/11/14	—
	LTIP	(2)	05/11/04	252,314	—	£4.32	—	01/01/04-31/12/06
	LTIP	(2)(4)	15/03/05	5,465	—	£4.94	—	01/01/04-31/12/06

The options and awards referred to above were granted for no monetary consideration.

(v)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following persons, being associates of Shell Transport and Royal Dutch Shell by virtue of paragraph (a) of the definition of “associate” in paragraph 3.6(iii) below, owned or controlled the following Shell Transport Shares:

Name	Shell Transport Ordinary Shares
The Shell Petroleum Company Limited	130,505,577
B.V. Nederlandse Internationale Industrie-en Handel Maatschappij	52,034,409
Solen Insurance Limited	309,157
Shell Foundation	50,140

All the persons listed above are members of the Royal Dutch/Shell Group.

(vi)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following persons, being associates of Shell Transport and Royal Dutch Shell by virtue of

(1)	Also a Shell Transport Director.
(2)	100 per cent. of the performance shares awarded in 2003 and 2004 are subject to performance conditions.
(3)	The market price is based on the average of the opening and closing share prices over the period of five trading days prior to and including the day on which the number of shares is determined in accordance with the LTIP rules.
(4)	Dividend shares.

paragraph (d) of the definition of “associate” in paragraph 3.6(iii) below, owned or controlled the following Shell Transport Shares:

Name	Shell Transport Ordinary Shares
Shell Contributory Pension Fund	27,081,738
Shell Overseas Contributory Pension Fund	4,577,427
Shell International Pension Fund	204,096
Irish Shell Contributory Pension Fund	264,655
Fonds de Pensions Belgian Shell	68,400
Norske Shell Pension Fund	13,566
Caisse de Retraites du Personnel Shell	104,928
Brunei Shell Provident Fund	4,093
Brunei Shell Retirement Benefit Fund	22,302
Shell Trustees Nigeria Limited	52,450
Stichting Shell Pensionenfonds	5,964,297
Deutsche Shell Pensionen Treuhand	480,514

(vii)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following advisers of Royal Dutch Shell, Shell Transport and Royal Dutch (as specified in paragraph (b) of the definition of “associate” in paragraph 3.6(iii) below) (excluding any exempt market makers) held the following Shell Transport Shares:

	Number of	Number of
	Shell Transport	Shell Transport
Name	Shares	ADRs
Citigroup Global Markets Inc.	11,200	245,041
Citigroup Asset Management Limited	235,119	7,513
Citi Fund Management Inc.	16,372	—
Citicorp Trust Bank, fsb	—	4,751
Salomon Brothers Asset Management	—	34,732

(viii)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following advisers of Shell Transport (as specified in paragraph (b) of the definition of “associate” in paragraph 3.6(iii) below) (excluding exempt market makers) held the following Shell Transport Shares:

	Number of	Number of
	Shell Transport	Shell Transport
Name	Shares	ADRs
Deutsche Bank AG London	18,920	683,400
Deutsche Vermögensbildungsgesellschaft mbH	689,000	—

(ix)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), the following adviser of Royal Dutch (as specified in paragraph (b) of the definition of “associate” in paragraph 3.6(iii) below) (excluding exempt market makers) held the following Shell Transport Shares:

	Number of	Number of
	Shell Transport	Shell Transport
Name	Shares	ADRs
ABN AMRO Bank N.V.	7,962,432	—

(x)	As at 13 May 2005 (being the last practicable date prior to the publication of this document), Royal Dutch Shell held no Shell Transport Shares.

3.2    Dealings in Shell Transport Shares

(i)	During the Disclosure Period, the following dealings for value (including the exercise of options) by Shell Transport Directors, their families and persons connected with such directors (within the meaning of section 346 of the Companies Act) in Shell Transport Shares have taken place:

				Number of Shell	Price per Shell
	Date/Period of			Transport	Transport
Name	transaction	Nature of transaction		Shares	Share
Luis Giusti	28 October 2003	Purchase (in the USA through Wachovia Bank	)	600	US$38.16
Luis Giusti	28 October 2003	Purchase (in the USA through Wachovia Bank	)	1,800	US$38.17
Sir Peter Job	10 November 2004	Purchase (bought by Barclays ISA Manager	)	1,704	436.9p
Lord Oxburgh	27 November 2003	Purchase (bought by BNP Paribas Fund Services UK Ltd PEP Manager	)	7	370p
Lord Oxburgh	12 May 2004	Purchase (bought by BNP Paribas Fund Services UK Ltd PEP Manager	)	146	399p
Lord Oxburgh	15 September 2004	Purchase (bought by BNP Paribas Fund Services UK Ltd PEP Manager	)	90	414p
Lord Oxburgh	16 March 2005	Purchase (bought by BNP Paribas Fund Services UK Ltd PEP Manager	)	134	489p

(ii)	During the Offer Period, the following dealings for value by persons referred to in paragraph 3.1(v) above have taken place:

		Price per Shell Transport Share (£)
Nature	Number of Shell Transport Shares	Low	High
Purchase	0	n/a	n/a
Sale	2,481,405	3.55	5.09

        The dealings above have been aggregated for the entire Offer Period and include the dealings of all the persons set out in paragraph 3.1(v) above. All the persons whose dealings are aggregated in this paragraph are members of the Royal Dutch/Shell Group. A full list of dealings during the Disclosure Period is available for inspection as set out in paragraph 9 of this Part 8.

(iii)	During the Offer Period, the following dealings for value by persons referred to in paragraph 3.1(vi) above have taken place:

		Price per Shell Transport Share (£)
Nature	Number of Shell Transport Shares	Low	High
Purchase	4,104,953	4.2975	4.934819
Sale	364,180	4.351039	4.71

        The dealings above have been aggregated for the entire Offer Period and include the dealings of all the persons set out in paragraph 3.1(vi) above. All the persons whose dealings are aggregated in this paragraph are associates of members of the Royal Dutch/Shell Group. A full list of dealings during the Disclosure Period is available for inspection as set out in paragraph 9 of this Part 8.

(iv)	During the Offer Period, the following dealings for value in Shell Transport Shares by persons mentioned in paragraph 3.1(vii) have taken place:

		Number of Shell	Price per Shell
	Nature of	Transport	Transport
Date	transaction	ADRs	ADR
Citigroup Global Markets Inc
19 January 2005	Sale	50	US$50.36
21 January 2005	Sale	2,405	US$51.2379
24 January 2005	Sale	62	US$51.88
24 February 2005	Sale	350	US$55.65
24 February 2005	Sale	200	US$55.67
24 February 2005	Sale	400	US$55.68
10 March 2005	Sale	2,559	US$56.57
14 March 2005	Sale	2,039	US$56.4448
4 April 2005	Sale	137	US$54.1
18 April 2005	Sale	279	US$53.59
18 April 2005	Sale	100	US$53.56
18 April 2005	Sale	102	US$53.61
18 April 2005	Sale	246	US$53.59
18 April 2005	Sale	133	US$53.58
18 April 2005	Sale	141	US$53.53
18 April 2005	Sale	693	US$53.54
18 April 2005	Sale	523	US$53.61
18 April 2005	Sale	56	US$53.68
18 April 2005	Sale	55	US$53.61
18 April 2005	Sale	50	US$53.6
18 April 2005	Sale	53	US$53.64
18 April 2005	Sale	24	US$53.62
18 April 2005	Sale	153	US$53.64
18 April 2005	Sale	70	US$53.72
18 April 2005	Sale	64	US$53.65
18 April 2005	Sale	515	US$53.71
18 April 2005	Sale	124	US$53.68
18 April 2005	Sale	24	US$53.64
18 April 2005	Sale	32	US$53.61
18 April 2005	Sale	14	US$53.62
18 April 2005	Sale	117	US$53.6
11 May 2005	Sale	331	US$53
12 May 2005	Sale	5,479	US$52.5064
12 May 2005	Sale	50	US$52.46

        A full list of dealings during the Disclosure Period is available for inspection as set out in paragraph 9 of this Part 8.

(v)	During the Offer Period, the following dealings for value in Shell Transport Shares by persons mentioned in paragraph 3.1(viii) have taken place:

		Number of Shell	Price per Shell
	Nature of	Transport	Transport
Date	transaction	Shares	Share
Deutsche Bank AG London
28 October 2004	Sale	1,206	£4.425
28 October 2004	Purchase	6,673	£4.423
28 October 2004	Sale	1,360	£4.480
28 October 2004	Sale	1,107	£4.485
28 October 2004	Sale	1,338	£4.480
28 October 2004	Sale	1,368	£4.480
28 October 2004	Sale	2,326	£4.453
28 October 2004	Sale	1,236	£4.435
28 October 2004	Sale	1,156	£4.448
28 October 2004	Sale	1,472	£4.415
28 October 2004	Sale	1,316	£4.483
28 October 2004	Sale	1,506	£4.500
28 October 2004	Sale	1,152	£4.440
28 October 2004	Sale	891	£4.498
28 October 2004	Sale	1,539	£4.500
28 October 2004	Sale	1,166	£4.468
28 October 2004	Sale	340	£4.485
28 October 2004	Sale	1,107	£4.415
28 October 2004	Sale	1,326	£4.480
28 October 2004	Sale	1,107	£4.485
28 October 2004	Sale	3,196	£4.490
28 October 2004	Sale	1,486	£4.478
28 October 2004	Sale	1,415	£4.488
28 October 2004	Sale	1,107	£4.485
28 October 2004	Sale	800	£4.380
28 October 2004	Sale	1,521	£4.480
28 October 2004	Sale	2,078	£4.480
28 October 2004	Sale	14,005	£4.468
28 October 2004	Purchase	1,251	£4.415
28 October 2004	Sale	1,492	£4.463
28 October 2004	Sale	1,257	£4.428
28 October 2004	Purchase	1,124	£4.415
28 October 2004	Sale	1,394	£4.458
28 October 2004	Purchase	3,761	£4.433
28 October 2004	Purchase	9,607	£4.468
28 October 2004	Purchase	797	£4.468
28 October 2004	Purchase	13,042	£4.420
29 October 2004	Sale	3,400	£4.303
29 October 2004	Sale	1,000	£4.280
29 October 2004	Sale	200,100	£4.295
29 October 2004	Purchase	529	£4.300
29 October 2004	Purchase	485	£4.293
29 October 2004	Purchase	307	£4.295
29 October 2004	Purchase	529	£4.308
29 October 2004	Purchase	291	£4.303
29 October 2004	Purchase	594	£4.298
29 October 2004	Purchase	3,025	£4.308
29 October 2004	Purchase	351	£4.293
29 October 2004	Purchase	861	£4.308
29 October 2004	Purchase	366	£4.298
29 October 2004	Purchase	20,245	£4.295

		Number of Shell	Price per Shell
	Nature of	Transport	Transport
Date	transaction	Shares	Share
29 October 2004	Purchase	394	£4.298
29 October 2004	Purchase	1,339	£4.293
29 October 2004	Purchase	239	£4.308
29 October 2004	Purchase	587	£4.273
29 October 2004	Purchase	1,903	£4.293
29 October 2004	Purchase	1,044	£4.315
29 October 2004	Purchase	1,025	£4.280
29 October 2004	Purchase	524	£4.280
29 October 2004	Purchase	640	£4.323
29 October 2004	Purchase	718	£4.285
29 October 2004	Sale	4,179	£4.305
29 October 2004	Sale	9,510	£4.305
29 October 2004	Purchase	11,872	£4.300
29 October 2004	Sale	2,348	£4.305
29 October 2004	Sale	6,200	£4.305
29 October 2004	Purchase	283	£4.305
29 October 2004	Purchase	2,748	£4.280
29 October 2004	Purchase	2,196	£4.280
29 October 2004	Sale	7,298	£4.290
29 October 2004	Purchase	1,955	£4.283
29 October 2004	Purchase	1,300	£4.283
29 October 2004	Sale	11,900	£4.290
29 October 2004	Sale	11,879	£4.298
29 October 2004	Sale	4,602	£4.290
29 October 2004	Sale	3,385	£4.303
29 October 2004	Purchase	876	£4.288
29 October 2004	Purchase	10,380	£4.303
29 October 2004	Purchase	11,914	£4.285
29 October 2004	Purchase	11,886	£4.295
29 October 2004	Sale	11,900	£4.290
29 October 2004	Sale	2,590	£4.315
29 October 2004	Purchase	681	£4.293
29 October 2004	Purchase	5,141	£4.303
29 October 2004	Purchase	779	£4.285
29 October 2004	Purchase	6,857	£4.285
29 October 2004	Purchase	1,761	£4.298
1 November 2004	Sale	2,001	£4.340
1 November 2004	Purchase	136,600	£4.300
1 November 2004	Purchase	1,289	£4.328
1 November 2004	Purchase	11,756	£4.343
1 November 2004	Purchase	835	£4.330
1 November 2004	Sale	11,763	£4.340
1 November 2004	Purchase	544	£4.325
1 November 2004	Purchase	709	£4.345
1 November 2004	Purchase	591	£4.330
1 November 2004	Purchase	286	£4.330
1 November 2004	Purchase	250	£4.338
11 November 2004	Sale	2,200	£4.425
11 November 2004	Purchase	9,700	£4.420
19 November 2004	Purchase	50,742	£4.428
18 April 2005	Purchase	820,000	£4.689
Deutsche Vermögensbildungsgesellschaft mbH
28 October 2004	Purchase	16,000	£4.395
3 November 2004	Sale	10,000	£4.295
5 November 2004	Sale	10,000	£4.348
12 November 2004	Sale	15,000	£4.405
18 November 2004	Purchase	12,500	£4.405
29 November 2004	Sale	41,500	£4.505
30 November 2004	Sale	8,500	£4.440
8 December 2004	Purchase	9,900	£4.290
28 January 2005	Sale	49,900	£4.614
4 April 2005	Purchase	2,000	£4.770
25 April 2005	Purchase	2,000	£4.746

		Number of Shell	Price per Shell
	Nature of	Transport	Transport
Date	transaction	Shares	Share
DWS Invest SICAV
9 November 2004	Purchase	60,000	£4.383
23 November 2004	Sale	20,000	£4.380
15 December 2004	Sale	40,000	£4.360
23 December 2004	Purchase	50,000	£4.427
5 January 2005	Purchase	20,000	£4.434
12 January 2005	Sale	20,000	£4.427
14 January 2005	Sale	50,000	£4.491
4 February 2005	Purchase	40,000	£4.800
10 February 2005	Sale	40,000	£4.715

(vi)	During the Offer Period, the following dealings for value in Shell Transport Shares by the person mentioned in paragraph 3.1(ix) have taken place:

		Number of Shell	Price per Shell
	Nature of	Transport	Transport
Date	transaction	Shares	Share
ABN AMRO Bank N.V.
28 October 2004	Sale	3,811	€6.26
28 October 2004	Purchase	1,056	€6.30
28 October 2004	Purchase	550	€6.33
28 October 2004	Purchase	370	€6.35
28 October 2004	Sale	1,100	€6.35
28 October 2004	Purchase	40	€6.40
28 October 2004	Sale	4,326	€6.41
28 October 2004	Purchase	500	€6.43
28 October 2004	Sale	1	€6.43
28 October 2004	Purchase	3,500	€6.44
28 October 2004	Purchase	2,860	€6.45
28 October 2004	Sale	38	€6.45
28 October 2004	Purchase	1,976	€6.47
28 October 2004	Sale	1,976	€6.47
28 October 2004	Purchase	400	€6.49
28 October 2004	Purchase	3,811	€6.26
28 October 2004	Purchase	4,326	£4.4375
28 October 2004	Sale	3,574	£4.4775
28 October 2004	Sale	625	£4.4950
28 October 2004	Sale	962	£4.4975
28 October 2004	Sale	2,976	£4.5050
29 November 2004	Purchase	2,710	£4.4450
17 December 2004	Sale	9,484	£4.2775
17 December 2004	Purchase	452,962	£4.3250
29 December 2004	Purchase	4,495,046	US$8.5500
17 January 2005	Purchase	2,000	€6.3400
17 January 2005	Sale	2,000	€6.4500
31 January 2005	Sale	4,495,046	US$8.7100
18 March 2005	Sale	10,334	£4.8500

(vii)	During the Disclosure Period, no dealings for value in Shell Transport Shares by Royal Dutch Shell have taken place.

(viii)	During the Offer Period, the following repurchases of Shell Transport Ordinary Shares were made by Shell Transport:

Date	Number	Price per share
23 March 2005	1,750,000	479.5400p
21 March 2005	1,800,000	487.9500p
17 March 2005	1,800,000	485.5280p
16 March 2005	1,800,000	487.1830p
10 March 2005	1,950,000	489.6000p
8 March 2005	1,750,000	497.8300p
3 March 2005	2,100,000	502.2800p
1 March 2005	1,800,000	491.7389p
24 February 2005	2,000,000	486.6750p
16 February 2005	1,100,000	477.6700p
10 February 2005	1,300,000	470.6600p

Date	Number	Price per share
8 February 2005	1,400,000	483.6570p
7 February 2005	1,000,000	484.8875p

The Shell Transport Ordinary Shares purchased as set out above have been cancelled.

3.3	Interests in Royal Dutch Shell Shares

Shell Transport and Royal Dutch each own 50 per cent. of the issued shares in Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.). As at 13 May 2005 (being the last practicable date prior to the publication of this document), Shell RDS Holding B.V., an associate of Shell Transport within paragraph (a) of the definition in paragraph 3.6(iii) below, held the following interests in the share capital of Royal Dutch Shell:

	Sterling		Sterling		Euro
	Ordinary Shares		Deferred Shares		Deferred Shares
Name	No.	per cent.	No.	per cent.	No.	per cent.
Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.)	20,000	100	30,000	100
Euroclear Nederland(1)	—	—	—	—	4,148,800,000	100

Shell Petroleum N.V. is a member of the Royal Dutch/ Shell Group held 60 per cent. by Royal Dutch and 40 per cent. by Shell Transport. As at 13 May 2005 (being the last practicable date prior to the publication of this document), it held one Sterling Ordinary Share in Royal Dutch Shell which it holds on trust for Shell RDS Holding B.V.

3.4	Dealings in Royal Dutch Shell Shares during the Disclosure Period

On 21 October 2004, Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.), an associate of Shell Transport within paragraph (a) of the definition in paragraph 3.6(iii) below, subscribed for, and was allotted and issued, 6,699 sterling ordinary shares in Royal Dutch Shell for a subscription price of £1 per share.

3.5	General

(i)	Save as disclosed in paragraphs 3.1 to 3.4 above, neither Royal Dutch Shell nor any of its associates nor any of the Royal Dutch Shell Directors nor any member of their immediate families nor any other person acting in concert with Royal Dutch Shell owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the Disclosure Period.

(ii)	Save as disclosed in paragraphs 3.1 to 3.4 above or paragraph 6.1 of Part 2 of this document, neither Shell Transport nor any of its associates nor any of the Shell Transport Directors nor any member of their immediate families owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the Disclosure Period and no bank, stockbroker, financial or other professional adviser of Shell Transport or any of its associates or any person acting in concert with the Shell Transport Directors (other than an exempt market-maker) nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser nor any pension fund or employee benefit trust of Shell Transport or any of its subsidiaries nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Shell Transport owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value therein during the Disclosure Period.

(iii)	No persons have given any irrevocable or other commitment to vote in favour of the Scheme or the resolutions to be proposed at the Shell Transport EGM.

(iv)	Save as disclosed herein, none of (a) Royal Dutch Shell or any person acting in concert with Royal Dutch Shell; or (b) Shell Transport or any associate of Shell Transport has any

(1)	In its capacity of Central Institute under the Securities Giro Act for Shell RDS Holding B.V. holding on behalf of holders of Royal Dutch Shares.

arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code in relation to relevant securities. For this purpose, “arrangement” includes an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

(v)	No agreement, arrangement or understanding (including any compensation arrangement) exists between Royal Dutch Shell or any person acting in concert with it and any of the Shell Transport Directors or the recent directors, shareholders or recent shareholders of Shell Transport having any connection with or dependence upon or which is conditional upon the Transaction.

(vi)	There is no agreement, arrangement or understanding whereby the beneficial ownership of any Shell Transport Shares to be acquired by Royal Dutch Shell pursuant to the Scheme will be transferred to any other person.

(vii)	Save as disclosed herein, no relevant securities of Shell Transport have been redeemed or purchased by Shell Transport during the Disclosure Period.

(viii)	No relevant securities of Royal Dutch Shell have been redeemed or purchased by Royal Dutch Shell during the Disclosure Period.

(ix)	As at 13 May 2005 (being the last practicable date prior to publication of this document), Royal Dutch Shell had not issued any “B” Shares.

3.6	Definitions

References in this paragraph 3 to:

(i)	persons “acting in concert” with Royal Dutch Shell or Shell Transport (each a “company”) shall be presumed to include (although not be limited to):

(a)	a company’s subsidiaries, and associated companies, and companies of which any such companies are associated companies. For this purpose, ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(b)	banks and financial and other professional advisers (including stockbrokers) to a company or companies covered in paragraph 3.6(i)(a) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(c)	the directors of a company and the directors of any company covered in paragraph 3.6(i)(a) above (together in each case with their close relatives and related trusts); and

(d)	the pension funds of a company or a company covered in paragraph 3.6(i)(a) above;

(ii)	“arrangement” includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	an “associate” are to:

(a)	subsidiaries and associated companies of Royal Dutch Shell or Shell Transport, as applicable, and companies of which any such subsidiaries or associated companies are associated companies;

(b)	banks, financial and other professional advisers (including stockbrokers) to Royal Dutch Shell or Shell Transport, as applicable, or a company covered in (a) above, including persons controlling, controlled by or under the same control as such banks or financial or other professional advisers;

(c)	the Royal Dutch Shell Directors or the Shell Transport Directors, as applicable, and the directors of any company covered in (a) above (together in each case with their close relatives and related trusts); and

(d)	the pension funds of Royal Dutch Shell or Shell Transport, as applicable, or any company covered in (a) above;

(iv)	a “bank”, do not apply to a bank whose sole relationship with Royal Dutch Shell or Shell Transport, or a company covered in (i)(a) above, is the provision of normal commercial banking services or such activities in connection with the Transaction as handling acceptances and other registration work;

(v)	“derivative” includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of the underlying security but which does not include the possibility of delivery of such underlying securities;

(vi)	“Disclosure Period” shall mean the period commencing on 28 October 2003 and ending on 13 May 2005 (being the last practicable date prior to the publication of this document);

(vii)	“Offer Period” shall mean the period commencing on 28 October 2004 and ending on 13 May 2005 (being the last practicable date prior to the publication of this document);

(viii)	ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and “control” means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control; and

(ix)	“relevant securities” means Royal Dutch Shell Shares and Shell Transport Shares and securities convertible into or exchangeable for rights to subscribe for and options in respect of any of the foregoing.

4.	Shell Transport issued share capital and middle market quotations of Shell Transport Ordinary Shares

As at the close of business on 13 May 2005 (being the last practicable date prior to the publication of this document), 9,603,350,000 Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) were in issue.

The closing middle market quotations for Shell Transport Ordinary Shares are set out below for:

(i)	the first trading day in each of the six months immediately before the date of this document;

(ii)	27 October 2004, the last trading day prior to the announcement of the Transaction; and

(iii)	13 May 2005, the last practicable trading day prior to the publication of this document.

Date	Price
27 October 2004	423.75p
1 December 2004	441p
4 January 2005	445p
1 February 2005	479p
1 March 2005	492p
1 April 2005	475.5p
3 May 2005	471p
13 May 2005	464.5p

5.     Material contracts

Information relating to certain material contracts of Royal Dutch Shell and Shell Transport is contained in paragraph 9 of Part XXI of the Listing Particulars.

6.     Material changes

(i)	There has been no material change in any information previously published by or on behalf of Shell Transport during the offer period.

(ii)	There has been no material change in the financial or trading position of Shell Transport since 31 December 2004, being the date to which the latest audited accounts of Shell Transport were prepared.

(iii)	There has been no material change in the financial or trading position of Royal Dutch Shell since 31 December 2004, being the date to which the latest audited accounts of Royal Dutch Shell were prepared.

7.	Terms and conditions of use of electronic proxy appointments

Shell Transport Shareholders on the main UK register may return their Forms of Proxy electronically by logging on to the website www.sharevote.co.uk and using the personal authentication reference number shown on their Forms of Proxy or Voting Instruction Cards. This electronic proxy appointment service is operated by the Shell Transport Registrars. Shell Transport Shareholders who use this service will be subject to the conditions and terms of use, available on the website and set out in full below.

“These Conditions of Use set out the conditions on which we, Lloyds TSB Registrars (a trading name of Lloyds TSB Bank plc), will, on behalf of the Company, allow use of the Service to record your wishes regarding the appointment of a proxy in relation to your Shares in the Company. All the terms of these Conditions of Use are legally binding, so please read them through carefully before using the Authentication Reference Number to access the Service.

In the last Section you will find definitions of some of the words and phrases used in the rest of these Conditions of Use.

1.    CONFIRMATIONS

1.1	When the Authentication Reference Number is entered and the icon labelled “GO”- is clicked, you:

•	confirm that you, a Shareholder, are registering to use the Service in respect of your Shares;

•	confirm that you still have the right to vote your Shares, that is to say, you have not alienated them nor are you suffering from any lack of capacity to vote (for example as a result of bankruptcy etc.); and

•	confirm that you have read, understood and have agreed to be bound by these Conditions of Use.

1.2	We will verify the Authentication Reference Number that you have provided. If verification is successful, you will be able to proceed to use the Service.

2.	WHEN TO USE THE SERVICE

2.1	You have the right to appoint someone to vote on a poll at the Meeting on your behalf (a proxy), but this does not prohibit you from attending and voting personally, if you wish. The proxy does not have to be another shareholder. Your proxy will be entitled to attend the Meeting on your behalf, but may not have the right to speak at the Meeting. Your proxy will only have the rights granted by the Articles of Association of the Company.

2.2	Your appointment of a proxy must be received by us before the Closure Date. If you appoint a proxy using the Service, the appointment is treated as received when it is recorded by our server in a way capable of being reproduced in legible form. We will notify you of receipt should you so request.

2.3	If you do not wish to appoint a personal proxy to attend the meeting on your behalf, you may appoint the Chairman of the meeting as your proxy. In this case, the Chairman will carry out your voting wishes in the event of a poll, regardless of his own views UNLESS you grant the Chairman discretion to vote on the resolutions as he sees fit. Remember that your proxy will have discretion to vote on any other matter which is validly put to the meeting, such as an amendment to a resolution or a move to adjourn the meeting.

2.4	If you wish to appoint a proxy (which you can do either by using the Service or by any other means permitted by the Company) you may specify how you wish your proxy to vote on your behalf. If you do not specify how you wish your proxy to vote on your behalf, your proxy will have discretion as to the exercise of your votes. We cannot accept responsibility if your proxy disregards your voting instructions.

2.5	You need not appoint a proxy in respect of all the Shares that you hold and you do not need to instruct your proxy to vote all your Shares in the same way. A message provided via the Service in respect of all of your Shares, or part of your Shares only, will be accepted.

2.6	You may use the Service to change instructions in relation to the appointment of a proxy or how you wish your proxy to vote provided that you do so before the Closure Date. The most recent appointment of a proxy given by you (which, in the absence of other evidence, will be deemed to be the last appointment received by us before the Closure Date), whether via the Service, or in writing on your proxy card, or by any other means permitted by the Company, prior to the Closure Date will be taken as your final appointment in relation to your Shares. After the Closure Date, you will be able to change voting instructions given to a proxy appointed before the Closure Date, but will not be able to do this using the Service.

2.7	If you provide us with instructions both in writing and via the Service, your most recent instruction will prevail. If it is not clear which is your most recent instruction, the electronic appointment given via the Service will prevail.

2.8	If we receive a message from you via the Service for more Shares than you actually hold at the time stipulated for the receipt of proxy forms, we may, at our sole discretion, try to contact you in order to try to establish what your wishes are in respect of your actual shareholding. If, however, we are unable to do so or choose not to do so for any reason whatsoever, we can reject the entire message given via the Service as invalid. Neither we nor the Company will have any liability to you for any losses that arise in these circumstances.

2.9	If you wish, you can use the Service to advise us whether you intend to attend the meeting. However, you are welcome to change your mind about attendance at any time.

2.10	If you provide us with your e-mail contact details when you use the Service, you agree that we can use those details in order to contact you for any purpose that is legitimately connected with your Shares. You also agree that we can pass your e-mail contact details to the Company for this purpose.

3.	YOUR AUTHENTICATION REFERENCE NUMBER AND YOUR RESPONSIBILITIES FOR SECURITY

3.1	To enable you to use the Service, you will be given an Authentication Reference Number. This will be used to identify you whenever you wish to use the Service in relation to the Meeting. The number will be valid only for the Meeting : you will be given another number for subsequent meetings of the Company.

3.2	You must take all reasonable steps to ensure that your Authentication Reference Number stays secret. You must not disclose the Authentication Reference Number to someone else UNLESS you want that person to use the Service on your behalf and to register your proxy appointment in relation to your Shares by using the Service and have given that person a power of attorney to do so on your behalf. To ensure that only you and your authorised attorney are able to give us messages about your Shares using the Service, you must keep strictly to these security procedures.

3.3	You will be offered a limited number of attempts to enter your Authentication Reference Number correctly. If you fail to enter your Authentication Reference Number correctly within the number of attempts permitted, your right to use the Service will be withdrawn. You will, however, still be able to appoint a proxy by post by using the proxy card which we have sent you by post.

3.4	You must not leave Your System unattended while you are connected to the Service.

3.5	You must not use the Service from any computer connected to a local area network without first making sure that no one else will be able to observe or copy your Authentication Reference Number or get access to the Service claiming to be you.

3.6	We will not accept any message or instruction that you send using the Service if the message or instruction contains a computer virus.

4.	YOUR AUTHORITY TO US TO CARRY OUT YOUR WISHES

4.1	You agree that the use of the Authentication Reference Number in the online registration process is adequate identification of you or your authorised attorney. We and the Company are entitled to act on the electronic messages given using the Service in connection with the Authentication Reference Number without obtaining any further written or other confirmation from you, even if those messages are not actually given or authorised by you.

4.2	Neither we nor the Company will have any liability for proxy appointments we accept via the Service in good faith.

4.3	Neither we nor the Company will be under any obligation to accept an appointment that is conditional.

4.4	We or the Company may, when either of us reasonably believes we are justified in doing so:

•	insist on written confirmation of an appointment, or

•	make additional security checks before acting on a message.

If we or the Company reasonably believe that an appointment may not have been properly authorised by you, we will be entitled (but will not be obliged) to make reasonable efforts to check whether it was properly authorised.

4.5	Neither we nor the Company will be liable for failing to act on any message given to us using the Service if we do not receive that message.

5.	IF YOU HOLD ANY SHARES JOINTLY

5.1	In connection with any Shares that you hold jointly with others, you agree that your joint shareholder(s) may use the Service on the terms set out in these Conditions of Use and any of you may validly provide electronic messages via the Service in connection with those Shares. When conflicting instructions and appointments are given by joint shareholders the Articles of Association of the Company will decide which prevails.

5.2	When instructions are given by one joint shareholder using the Service and a less senior joint shareholder (seniority being determined by the order in which the names of the shareholders stand in the register of members of the Company) attends the Meeting in person, the instructions given using the Service will prevail. Although the less senior joint shareholder will be able to attend the Meeting, he will not be able to vote in respect of Shares in respect of which instructions have been given by a more senior joint shareholder.

6.	OPERATING TIMES CHANGES OR DISRUPTIONS

6.1	The Service will usually be available for use 24 hours a day until the Closure Date. Although we will make all reasonable efforts to ensure that this is the case, you accept that routine maintenance requirements, excess demand on the Service and circumstances beyond our control may mean it is not always possible for the Service to be available during these normal operating hours.

7.	LLOYDS TSB REGISTRARS ELECTRONIC PROXY APPOINTMENT SERVICE: THE SOFTWARE AND HARDWARE

7.1	When you access the Service, it may automatically provide Your System with the Service Software necessary to enable you to access and operate the Service. It is your responsibility to ensure that the Service Software that is supplied to you is compatible with Your System and any software on Your System.

7.2	You must take all reasonably practicable measures to ensure that Your System is free of any computer virus and is adequately maintained in every way. The Service can be accessed through the Internet, a public system over which we have no control, and you must therefore ensure that Your System is adequately protected against acquiring a virus.

7.3	You must not access the Service using any computer or other device that you do not own unless you have first obtained the owner’s permission. If you break this rule, you must compensate us for any loss we may suffer as a result.

7.4	We cannot be responsible for:

•	any internet access services through which you access the Service that are not controlled by us, and

•	any loss you may suffer as a result of your using such an internet access service.

•	You must comply with all the terms and conditions of such an internet access service and pay all the charges connected with it.

7.5	By supplying you with the Service Software we are granting you a non-exclusive, non-transferable, temporary licence to use the Service Software for the purpose of accessing the Service, and for no other purpose. The Service Software contains valuable information that belongs to others or to us. You must not, and you must not permit any third party to:

•	use the Service Software except in connection with operating the Service, or

•	take copies of, sell, assign, lease, sub-licence or otherwise transfer the Service Software to any third party, or

•	try to decompile, reverse engineer, input or compile any of the Service Software, or

•	disclose confidential information comprised in the Service Software to any third party.

7.6	If you access the Service from a country outside the United Kingdom, you are responsible for complying with the local laws of that country, including obtaining any licence needed for the import of the Service Software (and, in particular, the encryption software which it contains) into that country and agree that you will compensate us for any loss we may suffer as a result of your failure to comply with this obligation.

7.7	If you become aware of any unauthorised use of the Service Software, you agree that you will let us know immediately on 0870 600 3989.

8.	THE EXTENT OF OUR LIABILITY FOR YOUR LOSS OR DAMAGE

8.1	Neither we nor the Company are liable for direct loss or damage to you as a result of making the Service available to you, unless our negligence, fraud or our deliberate default directly causes the loss or damage. In any event, except in the case of fraud, neither we nor the Company will be liable for any consequential or indirect losses whatsoever, whether such liability arises in contract or tort or otherwise, was reasonably foreseeable or not and whether we have been advised of the possibility of such loss being incurred. Examples of circumstances in which neither we nor the Company will be liable to you for loss or damage resulting to you through the use of the Service include (but are not limited to):

8.1.1	acting on an appointment which has been validly authenticated as coming from you but which in fact was given by somebody else; and

8.1.2	any incompatibility between Your System and the Service; and

8.1.3	any machine, system or communications failure, industrial dispute or other circumstances beyond our control that leads either to the Service being totally or partially unavailable or to messages given via the Service not being acted upon promptly or at all; and

8.1.4	your relying on any information about your Shares provided as part, or by means, of the Service; and

8.1.5	any misuse of Your System by yourself or anyone else; and

8.1.6	any access to information about your Shares that is obtained by a third party as a result of your using the Service (except where that access is obtained as a result of our negligence, fraud or deliberate default); and

8.1.7	refusing to accept a message or instruction which contains a computer virus in accordance with Condition 3.6; and

8.1.8	any damage or loss to Your System caused by the Service Software.

9.	THE VALIDITY OF THE TERMS OF THESE CONDITIONS OF USE

Any provision of these Conditions which is held by any competent authority to be invalid, void, voidable, unenforceable or unreasonable (in whole or in part) shall to the extent of such invalidity, voidness, voidability, unenforceability or unreasonableness be deemed severable and the other provisions of these Conditions and the remainder of such provision shall not be affected.

9.1	If we relax any of the terms of these Conditions of Use, this may be just on a temporary basis or as a special case; it will not affect our right to enforce that term strictly again at any time.

10.	COMMUNICATIONS BETWEEN US

10.1	You may communicate with us by telephone on 0870 600 3989.

10.2	Although communications given via the Service are intended to be secure, electronic mail is not a completely reliable or secure method of communication.

10.3	If we need to send you a notice, we will use the address recorded on the register unless, as provided in Condition 2.10, you have given us an e-mail address, when we may use that instead.

11.	SERVICE QUALITY: RECORDING YOUR CALLS AND ELECTRONIC MESSAGES

11.1	To protect both shareholders of the Company and staff and to help resolve any disputes between you and us or the Company:

•	we may record phone conversations with you (we intend to keep these recordings for at least 6 years); and

•	we will keep a record of all appointments and messages given by you via the Service;

•	we may monitor and listen to calls to us in order to assess and improve the quality of our service; and

•	we may monitor and record calls to any technical helpdesk used in connection with the Service.

12.	THE LAW COVERING THESE CONDITIONS OF USE

12.1	English law will govern these Conditions of Use. Both you and we (for ourselves and on behalf of the Company) agree to submit to the jurisdiction of the English courts in connection with any dispute. This does not affect any right to pursue any remedies in the courts of any other jurisdiction that is appropriate.

13.	DEFINITIONS: THE MEANING OF SOME WORDS AND PHRASES USED IN THESE CONDITIONS OF USE

Some words and expressions used in these Conditions of Use have particular meanings as follows:

Authentication Reference Number means the unique twenty four digit reference number that we provide to you on your proxy card that we send to you prior to the Meeting. We use this number to confirm your identity, or that of your authorised attorney, whenever the Service is used.

Closure Date means the date and time by which the Company have indicated that proxy appointments must be received in order to be valid for the Meeting. This is usually 48 hours before the meeting.

Company means the company in which you are a shareholder listed on that part of the Service website to which you are given access by entering your Authentication Reference Number.

Meeting means the general meeting of the Company, details of which are set out on the Service website.

Service means the service provided by us that enables you or your authorised attorney to appoint a proxy by a computer or other device linked to our system.

Service Software means any software supplied to you whenever you access the Service.

Shares means your holding of shares or stock in the Company.

We/us/our/ Lloyds TSB Registrars refers to Lloyds TSB Registrars, a trading name of Lloyds TSB Bank plc. Registered Office 25 Gresham Street, London EC2V 7HN.

You/your/ Shareholder means you the owner of the Shares and includes any attorney authorised by you to use the Service on your behalf. If the Shareholder has died, the personal representatives will not be allowed to lodge a proxy appointment in respect of those Shares.

Your System means the electronic equipment used by you or your authorised representative to access the Service.”

8.	Consents

(i)	Citigroup and Rothschild have each given and not withdrawn their respective written consents to the publication of this document with the inclusion of the Explanatory Statement set out in Part 2 of this document and the references to their names in the form and context in which they appear.

(ii)	Deutsche Bank has given and not withdrawn its written consent to the publication of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.	Documents available for inspection

Copies of:

(i)	the Listing Particulars;

(ii)	all the documents referred to in paragraph 16 of Part XXI of the Listing Particulars;

(iii)	the consents referred to in paragraph 8 above;

(iv)	the current service contracts for the Shell Transport executive directors;

(v)	a full list of dealings during the Disclosure Period; and

(vi)    a full list of dealings where dealings have been aggregated will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) up to and including the Effective Date at Royal Dutch Shell’s registered office at Shell Centre, London SE1 7NA and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

10.	Bases and sources

(i)	The number of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) used to calculate the number of “B” Shares to be issued pursuant to the Scheme is 9,603,350,000.

(ii)	The number of Royal Dutch Shares used to calculate the number of “A” Shares to be offered to Royal Dutch Shareholders under the Royal Dutch Offer is 2,069,520,000.

(iii)	Details of the shareholdings in Royal Dutch Shell of Shell Transport Ordinary Shareholders (including holders of Shell Transport Bearer Warrants) and Royal Dutch Shareholders on the Effective Date are based on the following assumptions:

(a)	Completion takes place in accordance with the terms of the Transaction;

(b)	the number of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) and of Royal Dutch Shares are as set out in paragraphs 10(i) and (ii) above; and

(c)	full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period.

(iv)	Unless otherwise stated, financial information on Royal Dutch Shell, Shell Transport, Royal Dutch and the Royal Dutch/ Shell Group has been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant company or the Royal Dutch/ Shell Group.

(v)	Market capitalisations have been calculated by multiplying the closing prices quoted by the London Stock Exchange in respect of Shell Transport, and by Euronext Amsterdam in respect of Royal Dutch, on 13 May 2005 with the number of shares in issue.

Dated 19 May 2005

PART 9

TAXATION

1.	UK taxation: the Scheme, ownership and disposal of “B” Shares and “B” ADRs

The comments set out below summarise certain UK tax consequences of the implementation of the Scheme for Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs and of the ownership and disposal of “B” Shares or “B” ADRs received pursuant to the Scheme. They are based on current UK law and on what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, except where otherwise stated, apply only to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs who are resident or (if individuals) ordinarily resident for tax purposes in the United Kingdom, who hold their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport ADRs or, as the case may be, “B” Shares or “B” ADRs as an investment, who are the absolute beneficial owners thereof and who are not (and have not in the previous seven years been) employees of Shell Transport or of any person connected with Shell Transport. The comments assume (i) that holders of Shell Transport Bearer Warrants will be treated in practice as the beneficial owners of the Shell Transport Ordinary Shares represented by such Shell Transport Bearer Warrants for the purposes of United Kingdom tax, and (ii) that holders of Shell Transport ADRs or “B” ADRs will in practice be treated for the purposes of United Kingdom tax as the beneficial owners of the Shell Transport Ordinary Shares or, as the case may be, the “B” Shares represented by the Shell Transport ADRs or, as the case may be, “B” ADRs.

Any Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants or holders of Shell Transport ADRs who are in any doubt as to their UK tax position in respect of the Scheme or the ownership or disposal of “B” Shares or “B” ADRs received pursuant to the Scheme should consult their own professional advisers without delay. It should be noted that special considerations may apply to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants or holders of Shell Transport ADRs who acquire their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs by exercising options.

1.1	United Kingdom tax consequences of the Scheme

(a)	Taxation of chargeable gains: cancellation of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants and Shell Transport ADRs and receipt of “B” Shares and “B” ADRs

Subject to the following paragraph, UK rollover relief should be available to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs in respect of the cancellation of their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs upon the terms described in this document in consideration for “B” Shares or “B” ADRs received from Royal Dutch Shell. Accordingly, for the purposes of UK taxation of chargeable gains, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs should not be treated as making a disposal of such Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs. The “B” Shares or “B” ADRs received from Royal Dutch Shell should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Shell Transport Ordinary Shares, the Shell Transport Ordinary Shares represented by the Shell Transport Bearer Warrants or Shell Transport ADRs from which they are derived.

Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants or holders of Shell Transport ADRs who receive cash in respect of fractional entitlements to “B” Shares or “B” ADRs should not generally be treated as making a disposal or part disposal of their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or their Shell Transport ADRs in respect of the receipt of such cash. Instead, the cash received should be deducted from the base cost otherwise attributable to the “B” Shares or “B” ADRs received pursuant to the Scheme, as the case may be, for the purposes of UK taxation of chargeable gains.

(b)	Stamp duty and stamp duty reserve tax (“SDRT”)

No SDRT or stamp duty will be payable in respect of the cancellation of the Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs, the issue of New Shell Transport Ordinary Shares by Shell Transport to Royal Dutch Shell or the issue of the “B” Shares by Royal Dutch Shell to Shell Transport Ordinary Shareholders, the holders of Shell Transport Bearer Warrants or the Royal Dutch Shell “B” ADR Depositary pursuant to the Scheme.

1.2	Dividends on Dividend Access Share

Holders of “B” Shares or “B” ADRs will be treated as beneficially entitled to their proportionate share of any dividend paid by Shell Transport on the Dividend Access Share pursuant to the Dividend Access Mechanism described in paragraph 2 of Part 7 of this document.

There will be no UK withholding tax on dividends paid on the Dividend Access Share.

A holder of “B” Shares or “B” ADRs who is an individual will be entitled to a tax credit equal to one-ninth of his proportionate share of the dividend. The individual will be taxable on the total of his proportionate share of the dividend and the related tax credit (the “gross dividend”), which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, if a holder’s proportionate share of a dividend is £90, that proportionate share will carry a tax credit of £10 and the income tax payable on such share of the dividend by an individual liable to income tax at the higher rate would be £32.50 (32.5 per cent. of £100) less the tax credit of £10, leaving a net tax charge of £22.50.

Any individual holder of “B” Shares or “B” ADRs who is not liable to tax on his proportionate share of dividends paid on the Dividend Access Share by Shell Transport will not be entitled to claim payment of the tax credit in respect of such share of those dividends.

A corporate holder of “B” Shares or “B” ADRs will not generally be taxable on its proportionate share of any dividend paid on the Dividend Access Share by Shell Transport.

Holders of “B” Shares or “B” ADRs who are resident for tax purposes in a jurisdiction other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on their proportionate share of dividends paid on the Dividend Access Share by Shell Transport.

1.3	Dividends on “B” Shares not paid through Dividend Access Mechanism

The comments set out below apply to dividends (if any) paid by Royal Dutch Shell on the “B” Shares to holders of the “B” Shares or “B” ADRs. Such dividends will only be paid if, by the due date for their payment by Royal Dutch Shell, equivalent dividend amounts are not paid through the Dividend Access Mechanism (described in paragraph 2 of Part 7 of this document). It is the expectation and the intention, although there can be no certainty, that equivalent dividend amounts will be paid through the Dividend Access Mechanism. Details of the tax treatment of dividends paid on the Dividend Access Share pursuant to the Dividend Access Mechanism are set out in paragraph 1.2 above.

Holders of “B” Shares or “B” ADRs will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the “B” Shares, rather than on the amount actually received net of any Dutch withholding tax (further details of which can be found in paragraph 2 of this Part 9). Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on the “B” Shares at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.). Because Royal Dutch Shell is resident for tax purposes in The Netherlands and not in the United Kingdom, the tax credit mentioned in paragraph 1.2 above will not be available in respect of dividends paid by Royal Dutch Shell.

Credit will generally be available for Dutch tax required to be deducted or withheld from a dividend paid on the “B” Shares against income tax or corporation tax to which the holder of the “B” Shares or “B” ADRs is liable in respect of the dividend, to the extent that the amount required to be deducted or withheld cannot be reduced by a claim under the treaty for the avoidance of double taxation between The Netherlands and the United Kingdom. As a result, individual holders of “B” Shares or “B” ADRs who are chargeable to income tax at the dividend ordinary rate on the whole of such dividends and who claim that credit through their tax return should have no further tax to pay in respect of those dividends. Individual holders of “B” Shares or “B” ADRs who are chargeable to income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Holders of “B” Shares or “B” ADRs who are chargeable to corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their corporation tax liability.

Any holders of “B” Shares or “B” ADRs who do not currently receive notice from HMRC requiring them to submit a tax return are advised that they will need to notify HMRC that they have overseas income following the first payment of a dividend by Royal Dutch Shell on the “B” Shares that they hold or that relate to the “B” ADRs that they hold.

1.4    Disposals of “B” Shares

(a)    Taxation of chargeable gains

A disposal or deemed disposal of “B” Shares or “B” ADRs may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. On the basis that rollover relief is available in respect of the disposal of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs that occurs pursuant to the Scheme, such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the Shell Transport Ordinary Shares, the Shell Transport Ordinary Shares represented by the Shell Transport Bearer Warrants or Shell Transport ADRs which he or she effectively exchanged for the relevant “B” Shares or “B” ADRs under the Scheme.

(b)    Inheritance tax

Depending on the value of the individual’s estate, there may be a charge to UK inheritance tax where an individual dies owning “B” Shares or “B” ADRs or in respect of certain lifetime transfers by an individual of “B” Shares or “B” ADRs, such as gifts to some trusts and gifts made within the seven years before the individual’s death.

1.5    Stamp Duty and SDRT

The comments set out below relate to holders of “B” Shares or “B” ADRs wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

(a)    Transfer of “B” Shares not held within a clearance service

A conveyance or transfer on sale of “B” Shares which are not held within a clearance service will usually be subject to ad valorem stamp duty, generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer (rounded up to the nearest £5). An unconditional agreement for such transfer, or a conditional agreement which subsequently becomes unconditional, will be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system of paperless transfers, no stamp duty or SDRT will arise on a transfer of such “B” Shares into the system, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise (usually at a rate of 0.5 per cent. of the amount or value of the consideration given). Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5 per cent., and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

(b)	Issue or transfer of “B” Shares to a clearance service or an issuer of depositary receipts

Subject to certain exemptions, a charge to stamp duty or SDRT will arise on the issue or transfer of “B” Shares (i) to particular persons providing a clearance service (such as Euroclear Nederland), their nominees or agents, or (ii) to an issuer of depositary receipts (such as the Royal Dutch Shell “B” ADR Depositary), its nominee or agent. The rate of stamp duty or SDRT will generally be 1.5 per cent. of either (x) in the case of an issue of “B” Shares, the issue price of the “B” Shares concerned, or (y) in the case of a transfer of “B” Shares, the amount or value of the consideration for the transfer or, in some circumstances, the value of the “B” Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. There will be no stamp duty or SDRT in respect of the issue of “B” Shares to the Royal Dutch Shell “B” ADR Depositary pursuant to the Scheme as an exemption is available.

(c)	Transfer of interests in “B” Shares held within Euroclear Nederland and transfer of “B” ADRs

No stamp duty need, in practice, be paid on the acquisition or transfer of “B” ADRs provided that any instrument of transfer or contract of sale remains at all times outside the United Kingdom. An agreement for the transfer of “B” ADRs will not give rise to a liability to SDRT.

No stamp duty need, in practice, be paid on the acquisition or transfer of interests in “B” Shares within Euroclear Nederland provided that any instrument of transfer or contract of sale remains at all times outside the United Kingdom. An agreement for the transfer of interests in “B” Shares within Euroclear Nederland will not give rise to a liability to SDRT provided that, at the time the agreement is made, Euroclear Nederland satisfies various conditions laid down in the relevant legislation.

2.     Dutch withholding tax on dividend payments on “B” Shares

2.1	Dutch withholding tax on dividends on the Dividend Access Share

Dividends paid to holders of “B” Shares through the Dividend Access Mechanism will not be subject to any withholding tax in The Netherlands.

2.2	Dutch withholding tax on dividends on the “B” Shares not paid through the Dividend Access Mechanism

If any dividends are paid by Royal Dutch Shell on the “B” Shares to holders of the “B” Shares or “B” ADRs, those dividends will in principle be subject to withholding tax imposed by The Netherlands at the rate of 25 per cent. Holders of “B” Shares or “B” ADRs who are resident in the United Kingdom for the purposes of the treaty for the avoidance of double taxation between the United Kingdom and The Netherlands may be eligible to make a claim pursuant to that treaty for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

3.     Material US federal income tax consequences of the Scheme

3.1	General

The following summary discusses the material US federal income tax consequences to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants or holders of Shell Transport ADRs of the implementation of the Scheme and of the ownership and disposition of “B” Shares or “B” ADRs. This summary reflects the opinion of Royal Dutch Shell’s US tax counsel, Cravath, Swaine & Moore LLP, and is limited as described below. This summary applies only to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants or holders of Shell Transport ADRs that are US holders.

For purposes of this discussion, a US holder means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any of its political subdivisions;

•	a trust, if (i) a US court is able to exercise primary supervision over the administration of the trust and one or more US fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable US Treasury regulations to be treated as a US person; or

•	an estate that is subject to US federal income tax on its income regardless of its source.

If a partnership holds Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each partner of a partnership holding Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs is urged to consult his, her or its own tax adviser.

For US federal income tax purposes, a US holder of “B” ADRs will generally be treated as the beneficial owner of the underlying “B” Shares.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion applies only to holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs that hold their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs as a capital asset (generally, for investment purposes). Further, the discussion does not address all aspects of US federal income taxation that may be relevant to a particular holder in light of his, her or its personal investment circumstances or to holders subject to special treatment under the US federal income tax laws, including:

•	insurance companies;

•	tax-exempt organisations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	persons that hold their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

•	holders that have a functional currency other than the US dollar;

•	investors in pass-through entities;

•	shareholders who acquired their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs through the exercise of options, or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options granted under any Shell Transport benefit plan.

Furthermore, this summary does not address the alternative minimum tax or any non-income tax or any state, local or non-US tax consequences of the implementation of the Scheme or ownership and disposition of “B” Shares or “B” ADRs. The summary also does not address the tax consequences of any other transaction. Accordingly, each holder of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs is strongly urged to consult with a tax adviser to determine the particular federal, state, local or non-US income or other tax consequences of the implementation of the Scheme and of the ownership and disposition of “B” Shares or “B” ADRs to the holder.

3.2	The Scheme

(a)    General

Other than with respect to certain US holders who own at least five per cent. of the Royal Dutch Shell Shares (including the Royal Dutch Shell Shares underlying Royal Dutch Shell ADRs) by vote or value after the implementation of the Scheme and the Royal Dutch Offer, and subject to the discussion below regarding the receipt of cash payments in lieu of fractional “B” Shares or fractional “B” ADRs, the material US federal income tax consequences to US holders who receive “B” Shares or “B” ADRs in the Scheme are as follows:

•	The receipt of “B” Shares or “B” ADRs in exchange for the cancellation of a US holder’s Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs will be treated as a tax-free exchange of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs for “B” Shares or “B” ADRs that is governed by Section 351 of the Code.

•	No gain or loss will be recognised by US holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs on the exchange of such Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs for “B” Shares or “B” ADRs, except with respect to cash, if any, received in lieu of a fractional “B” Share or a fractional “B” ADR.

•	The aggregate adjusted tax basis of “B” Shares or “B” ADRs received, including any fractional interest deemed received, in the transaction by a US holder of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs will be equal to the aggregate adjusted tax basis of such US holder’s Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs exchanged for “B” Shares or “B” ADRs.

•	The holding period of “B” Shares or “B” ADRs received, including any fractional interest deemed received, in the Scheme by a US holder of Shell Transport Ordinary Shares or Shell Transport ADRs will include the holding period of such US holder’s Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs exchanged for “B” Shares or “B” ADRs.

A US holder who holds at least five per cent. of the Royal Dutch Shell Shares by vote or value after the implementation of the Scheme and Royal Dutch Offer will qualify for tax-free treatment with respect to the exchange, as described above, only if the US holder files a “gain recognition agreement” with the Internal Revenue Service. A gain recognition agreement is an agreement between the US holder and the Internal Revenue Service that generally would require the US holder to retroactively recognise gain, with interest, on the exchange of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs for “B” Shares or “B” ADRs in the event that, at any time prior to the close of the fifth year following the year in which the Scheme occurs, Royal Dutch Shell disposes of part or all of the New Shell Transport Ordinary Shares it acquires in the Scheme or Shell Transport disposes of substantially all of its assets. Each US holder who holds at least five per cent. of the Royal Dutch Shell Shares (including the Royal Dutch Shell Shares underlying Royal Dutch Shell ADRs) after the implementation of the Scheme is urged to consult his, her or its own tax adviser concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with such filings.

A US holder who receives cash in lieu of fractional “B” Shares or fractional “B” ADRs generally should be treated as recognising capital gain or loss in an amount equal to the difference between the portion of such US holder’s tax basis in Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs that is allocable to the fractional “B” Shares or fractional “B” ADRs and the cash payment received in lieu thereof. Under current law, capital gains realised by corporate and individual taxpayers are generally subject to US federal income taxes at the same rate as ordinary income, except that long-term capital gains realised by non-corporate US holders, which are realised if the taxpayer’s holding period in Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs exceeded one year, are subject to US federal income tax at a maximum rate of 15 per cent. for taxable years beginning before 1 January 2009 (and 20 per cent. thereafter). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

(b)    United States backup withholding and information reporting

Certain non-corporate holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs may be subject to information reporting requirements and backup withholding at a 28 per cent. rate on cash payments received in lieu of fractional shares. Backup withholding will not apply, however, to a US holder of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or

Shell Transport ADRs who furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding or otherwise establishes an exemption from backup withholding. Amounts withheld under the backup withholding rules may be credited against a holder’s US federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the Internal Revenue Service.

3.3	Ownership and disposition of “B” Shares or “B” ADRs

(a)    Taxation of cash distributions and distributions of stock

The gross amount of any distribution (other than in liquidation), whether paid through the Dividend Access Mechanism or directly by Royal Dutch Shell, including the fair market value of all distributions of “B” Shares or “B” ADRs whenever a holder may elect to receive cash distributions instead of distributions of “B” Shares or “B” ADRs, that a US holder receives with respect to “B” Shares or “B” ADRs (before reduction for Dutch tax, if any, withheld from such distributions) generally will be includible in such US holder’s gross income on the day on which, in the case of a holder of “B” Shares, such holder receives such distribution or, in the case of a holder of “B” ADRs, the Royal Dutch Shell “B” ADR Depositary receives such distribution on behalf of the holder of the applicable “B” Shares or “B” ADRs. Depending on the amount of the dividend and the amount of the US holder’s adjusted tax basis in the applicable “B” Shares or “B” ADRs, distributions will be taxed in the following manner:

To the extent that distributions paid by Royal Dutch Shell (whether paid through the Dividend Access Mechanism or directly by Royal Dutch Shell) with respect to the underlying “B” Shares or “B” ADRs do not exceed its earnings and profits (“E&P”), as calculated for US federal income tax purposes, such distributions will be taxed as dividends. The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), enacted on 28 May 2003, reduced the maximum rate of tax imposed on certain dividends received by US holders that are individuals to 15 per cent. (5 per cent. for individuals in the lower tax brackets and nil per cent. for these taxpayers in 2008) (the “Reduced Rate”), so long as certain holding period requirements are met. The Reduced Rate applies to dividends received after 31 December 2002 and before 1 January 2009. In order for dividends paid by a non-US corporation to be eligible for the Reduced Rate, the non-US corporation must be a Qualified Foreign Corporation (“QFC”) within the meaning of the Act and must not be a passive foreign investment company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year. Royal Dutch Shell believes that it will be a QFC and will not be a PFIC. As a result, dividends received by individual US holders before 1 January 2009 will generally constitute qualified dividend income for US federal income tax purposes and be taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied. There can be no assurance, however, that Royal Dutch Shell will continue to be considered a QFC or that it will not be classified as a PFIC in the future. Thus, there can be no assurance that Royal Dutch Shell’s dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and non-US income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each US holder that is an individual is urged to consult his or her own tax adviser regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

Because Royal Dutch Shell is not a US corporation, dividends it pays generally will not be eligible for the dividends-received deduction allowable to corporations under the Code.

To the extent that distributions by Royal Dutch Shell exceed Royal Dutch Shell’s E&P, such distributions will be treated as a tax-free return of capital, to both individual and corporate US holders, to the extent of each such US holder’s adjusted tax basis in “B” Shares or “B” ADRs, and will reduce such US holder’s adjusted tax basis in the “B” Shares or “B” ADRs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the “B” Shares or “B” ADRs). To the extent that the distributions exceed the US holder’s adjusted tax basis in the “B” Shares or “B” ADRs, such US holder will be taxed as having recognised gain on the sale or disposition of the “B” Shares or “B” ADRs (see paragraph 3.3(b) below).

It is anticipated that any distributions on the “B” Shares will be made in Pounds Sterling unless the holder elects to receive distributions in euro, and any dividends so paid generally will be includible in a US holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day the US holder receives the dividend. Holders of “B” ADRs will receive payments in US dollars from the Royal Dutch Shell “B” ADR Depositary. It is anticipated that Royal Dutch Shell will pay to the Royal Dutch Shell “B” ADR Depositary a US dollar amount calculated by reference to the exchange rate in effect on the day that the dividend is declared notwithstanding that the dividend will have been declared in Pounds Sterling or euro. In this case, the US holder would include in gross income the US dollar amount received by the Royal Dutch Shell “B” ADR Depositary. Though not anticipated, it is possible that Royal Dutch Shell will pay to the Royal Dutch Shell “B” ADR Depositary an amount in a currency other than US dollars. In such a case, any dividends so paid generally will be includible in a US holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day the Royal Dutch Shell “B” ADR Depositary receives the dividend. In addition, the US holder may recognise foreign exchange gain or loss if the depositary does not convert such currency into US dollars before the US holder is required to take the distribution into gross income for US federal income tax purposes. The gain or loss recognised will generally be based upon the difference between the exchange rate in effect when such currency is actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account and any gain realised will generally be treated as US-source income for US foreign tax credit limitation purposes.

Dividends paid by Royal Dutch Shell (whether paid through the Dividend Access Mechanism or directly by Royal Dutch Shell) generally will be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US federal income tax liability for non-US tax withheld (if any) from dividends received in respect of the “B” Shares or “B” ADRs. (See paragraph 2 of this Part 9 for a discussion of when non-US withholding tax will apply.) The limitation on non-US taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of “B” Shares or “B” ADRs generally will be “passive income” and therefore any US federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such US holders may have from non-US source income not qualifying as passive income. In the case of certain types of US holders, any such dividends may be treated as a different class of income for purposes of calculating the US foreign tax credit limitations. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for non-US tax withheld (if any).

We understand that although dividends paid through the Dividend Access Mechanism will generally bear a UK tax credit available to individual taxpayers in the UK (see paragraph 1.2 of this Part 9), under the current US-UK income tax treaty (which came into force on 31 March 2003) that tax credit will not be available to US holders, and no offsetting withholding will be imposed by the UK. As a result, the cash amount of the dividend will be the gross dividend for US federal income tax purposes, and there will not be any UK tax in respect of which to claim a credit against any US federal income tax liability.

Distributions of “B” Shares or “B” ADRs to US holders with respect to their holdings of “B” Shares or “B” ADRs, as the case may be (such previously held “B” Shares or “B” ADRs being “Old Stock”), that are pro rata with respect to their holdings of Old Stock will generally not be subject to US federal income tax (except with respect to cash received in lieu of fractional “B” Shares or fractional “B” ADRs). A US holder’s adjusted tax basis in the “B” Shares or “B” ADRs so received will be determined by allocating the US holder’s adjusted tax basis in the Old Stock between the Old Stock and the “B” Shares or “B” ADRs so received.

(b)    Taxation of sale or other disposition.

Unless a non-recognition provision applies, a US holder will recognise capital gain or loss upon a sale or other disposition of “B” Shares or “B” ADRs in an amount equal to the difference between the amount realised on their disposition and such US holder’s adjusted tax basis in the “B” Shares or “B” ADRs. Under current law, capital gains realised by corporate and individual taxpayers are generally subject to US federal income taxes at the same rate as ordinary income, except that long-term capital gains realised by non-corporate US holders, which are realised if the taxpayer’s holding period in “B” Shares or “B” ADRs exceeded one year, are subject to US federal income tax at a maximum rate of 15 per cent. for taxable years beginning before 1 January 2009 (and 20 per cent. thereafter). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a US holder of “B” Shares or “B” ADRs generally should constitute gains or losses from sources within the United States.

For cash basis US holders who receive foreign currency in connection with a sale or other taxable disposition of “B” Shares or “B” ADRs, the amount realised will be based on the US dollar value of the foreign currency received with respect to such “B” Shares or “B” ADRs as determined on the settlement date of such sale or other taxable disposition.

Accrual basis US holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of “B” Shares or “B” ADRs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. Accrual basis US holders who or which do not elect to be treated as cash basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for US federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of “B” Shares or “B” ADRs and the date of payment. Any such foreign currency gain or loss generally will constitute gain or loss from sources within the United States and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognised on the sale or other taxable disposition of “B” Shares or “B” ADRs.

(c)	Deposits, withdrawals and pre-releases

Deposits and withdrawals by US holders of “B” Shares in exchange for “B” ADRs and of “B” ADRs in exchange for “B” Shares will not be subject to any US federal income tax. The US Treasury Department, however, has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are not consistent with the claiming of foreign tax credits by the holders of the applicable American depositary receipts. Accordingly, the analysis of the creditability of non-US taxes described above could be affected by future actions that may be taken by the US Treasury Department.

(d)	United States backup withholding and information reporting

In general, information reporting requirements will apply to payments of dividends on “B” Shares or “B” ADRs and the proceeds of certain sales of “B” Shares or “B” ADRs in respect of US holders other than certain exempt persons (such as corporations). A 28 per cent. backup withholding tax (31 per cent. for 2011 and thereafter) will apply to such payments if the US holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the US holder fails to report in full all dividend and interest income and the Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s US federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the Internal Revenue Service.

4.     UK taxation: cancellation and repayment of the Shell Transport Preference Shares

The comments set out below summarise certain United Kingdom taxation consequences of the cancellation and repayment of the Shell Transport Preference Shares. They are based on current UK law and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to Shell Transport Preference Shareholders who are resident or (if individuals) ordinarily resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents), who hold their Shell Transport Preference Shares as an investment, who are the absolute beneficial owners thereof and who are not (and have not in the previous seven years been) employees of Shell Transport or of any person connected with Shell Transport. Shell Transport Preference Shareholders who do not fall within the above description or who are in any doubt about their tax position in respect of the cancellation and repayment of the Shell Transport Preference Shares should consult their own professional advisers immediately.

4.1    Treatment of the return of capital

For UK tax purposes, the payment received by Shell Transport Preference Shareholders on the cancellation and repayment of each Shell Transport Preference Share will be divided into an element treated as income for tax purposes and an element treated as capital for tax purposes. The capital element will be equal to the amount originally subscribed for the Shell Transport Preference Shares. The remainder of the payment received by Shell Transport Preference Shareholders (representing accrued dividend and any additional amount) will comprise the income element.

4.2    Taxation of income element

The income element will be treated as a distribution for UK tax purposes in the hands of the Shell Transport Preference Shareholders.

A holder of Shell Transport Preference Shares who is an individual will be entitled to a tax credit equal to one-ninth of the income element. The individual will be taxable on the total of the income element and the related tax credit (the “gross distribution”), which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross distribution, unless and except to the extent that the gross distribution falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross distribution calculated as 32.5 per cent. of the gross distribution less the related tax credit. So, for example, if a holder’s income element is £90, that income element will carry a tax credit of £10 and the income tax payable on the gross distribution by an individual liable to income tax at the higher rate would be £32.50 (32.5 per cent. of £100) less the tax credit of £10, leaving a net tax charge of £22.50.

An individual holder of Shell Transport Preference Shares who is not liable to tax on distributions will not be entitled to claim payment of the tax credit in respect of the income element.

A holder of Shell Transport Preference Shares that is a company resident (for tax purposes) in the United Kingdom will not generally be taxable on the income element.

Holders of Shell Transport Preference Shares who are resident for tax purposes in a jurisdiction other than the UK should consult their own tax advisers concerning their tax liabilities on distributions received from Shell Transport.

4.3    Taxation of capital element

The cancellation of the Shell Transport Preference Shares will generally constitute a disposal by Shell Transport Preference Shareholders for the purposes of United Kingdom taxation of chargeable gains (“CGT”).

Accordingly, Shell Transport Preference Shareholders may, depending on their circumstances and any available exemptions or reliefs, realise a chargeable gain or allowable loss in respect of the cancellation.

The income element is left out of account in determining the consideration received by Shell Transport Preference Shareholders for the purposes of CGT. Accordingly, any allowable loss or chargeable gain will be calculated, in the first instance, by reference to the difference between the capital element of the repayment proceeds and the acquisition cost of the Shell Transport Preference Shares for the relevant Shell Transport Preference Shareholder.

Individual Shell Transport Preference Shareholders may realise £8,500 of chargeable gains in the tax year to 5 April 2006 without incurring any liability to CGT. In addition, taper relief (for individuals, since April 1998) or indexation allowance (in the case of corporates or, until 1998, for individuals), may, depending on individual circumstances, operate to reduce the amount of any gain (but not so as to create, or increase, a loss) when computing a Shell Transport Preference Shareholder’s liability to CGT on the cancellation of Shell Transport Preference Shares.

4.4    Stamp duty and SDRT

No stamp duty or SDRT will arise on the cancellation and repayment of the Shell Transport Preference Shares.

PART 10

DEFINITIONS

The definitions set out below apply throughout this document, other than in Part 6 of this document (the Scheme of Arrangement) and in Part 11 (the notice of the Court Meeting), unless the context requires otherwise.

In addition, references in this document to Royal Dutch Bearer Shares or Royal Dutch Shell Shares shall, where the relevant shares are held by Euroclear Nederland in its capacity as central institute (centraal instituut) under the Securities Giro Act and the context so permits, include references to interests held in such shares by other persons in accordance with the Securities Giro Act.

“1995 Securities Act”	the Dutch 1995 Act on the supervision of the securities trade;

“1995 Securities Decree”	the Dutch 1995 Decree on the supervision of the securities trade;

“A” ADRs”	“A” American depositary receipts each representing two “A” Shares;

“ “A” Shares”	class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to “A” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be offered pursuant to the Royal Dutch Offer;

“Addressees”	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service, investors in the Shell Transport PEP and/or the Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans;

“Admission”	admission of the Royal Dutch Shell Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and/or admission of the Royal Dutch Shell Shares to Euronext Amsterdam;

“Admission Form”	as the context requires, the relevant admission form for the Court Meeting or the Shell Transport EGM;

“Admitted Institutions”	the institutions which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so requires, which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland;

“AFM”	the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten);

“Amended Shell Transport Articles”	the articles of association of Shell Transport as they are proposed to be amended at the Shell Transport EGM;

“Australian Plan”	the share and save plan established by members of the Royal Dutch/Shell Group in Australia and which forms part of the Royal Dutch/Shell Group Share Plans;

“ “B” ADRs”	“B” American depositary receipts each representing two “B” Shares;

“ “B” Shares”	class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to

“B” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be issued pursuant to the Scheme;

“Business Day”	any day on which banks are generally open in London, Amsterdam and New York for the transaction of business other than a Saturday or Sunday or public holiday;

“Cancellation and Repayment Record Time”	6.00 p.m. on the Business Day immediately preceding the day on which the cancellation and repayment of the Shell Transport Preference Shares becomes effective and which is expected to be 14 July 2005;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Citigroup”	Citigroup Global Markets Limited;

“City Code”	the UK City Code on Takeovers and Mergers;

“Combined Code”	the principles of good governance and the code of best practice annexed to the Listing Rules;

“Companies Act”	the Companies Act of England and Wales 1985, as amended;

“Completion”	the Royal Dutch Offer becoming unconditional (gestanddoening) in all respects and the Scheme becoming effective;

“Court Meeting”	the meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants convened by direction of the High Court pursuant to section 425 of the Companies Act, including any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CRESTCo Regulations operated by CRESTCo;

“CRESTCo”	CRESTCo Limited;

“CRESTCo Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended;

“Datastream”	an information service provided by Thomson Financial, an operating business of Thomson Corporation;

“Declaration of Trust”	the declaration of trust executed by the Trustee, Royal Dutch Shell and Shell Transport relating to the Dividend Access Mechanism;

“Depositary Record Time”	5.00 p.m. (New York City time) on the Business Day preceding the Effective Date;

“Deutsche Bank”	Deutsche Bank AG London;

“Dividend Access Mechanism”	the dividend access mechanism described in Part 7 of this document;

“Dividend Access Share”	the dividend access share in the capital of Shell Transport having a nominal value of 25 pence and having the rights attaching to it as set out in the Amended Shell Transport Articles, to be allotted and issued to the Trustee pursuant to the Scheme;

“Dividend Access Trust”	the trust established for the purpose of receiving, on behalf of holders of “B” Shares, amounts paid by way of dividend by a subsidiary of Royal Dutch Shell;

“Document Request Form”	the form by which Shell Transport Shareholders can request a free copy of this document and/or the Listing Particulars;

“Dutch Revenue Service”	the Dutch Revenue Service (Belastingdienst), a unit governed by the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and miscellaneous other Dutch taxes;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms upon registration of the Order by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to be 20 July 2005;

“EUR”, “€” or “euro”	euro, the legal currency of the European Monetary Union;

“Euroclear Nederland”	the Dutch depositary and settlement institute defined as the “Central Institute” under the provisions of the Securities Giro Act (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.);

“Euro Deferred Shares”	the euro deferred shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell;

“Euronext Amsterdam”	as the context requires, Euronext Amsterdam N.V. or Eurolist by Euronext Amsterdam;

“Euronext Listing Rules”	the listing and issuing rules of Euronext Amsterdam (Fondsenreglement);

“Existing Agreements”	the agreements currently in force between Shell Transport and Royal Dutch which regulate their respective economic rights in their combined business interests and/or the management and governance of their combined business interests;

“Explanatory Statement”	the explanatory statement prepared pursuant to section 426 of the Companies Act, a copy of which is set out in Part 2 of this document;

“Form of Proxy”	as the context requires, the relevant form of proxy for use at the Court Meeting or at the Shell Transport EGM;

“FSMA”	the Financial Services and Markets Act 2000;

“Georgeson”	Georgeson Communications, Inc.;

“Hearing”	the hearing by the High Court of the petition to sanction the Scheme;

“Hearing Date”	the date of the Hearing;

“High Court”	the High Court of Justice in England and Wales;

“HMRC”	Her Majesty’s Revenue and Customs;

“holder”	a registered holder, including any person(s) entitled by transmission in respect of registered securities or otherwise a holder of securities;

“IFRS”	International Financial Reporting Standards;

“Implementation Agreement”	the implementation agreement dated 18 May 2005 between Royal Dutch Shell, Shell Transport and Royal Dutch, a summary of which is set out in Part 5 of this document;

“Inland Revenue”	the UK Inland Revenue;

“Internal Revenue Service”	the US Internal Revenue Service;

“Listing Particulars”	the listing particulars dated 19 May 2005 comprising listing particulars and a prospectus relating to Royal Dutch Shell for the purpose of the listing of the Royal Dutch Shell Shares on the London Stock Exchange and Euronext Amsterdam, respectively, and which, if it is so regarded by the UK Listing Authority and the AFM on or about 1 July 2005, will also comprise a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading;

“Listing Rules”	the listing rules of the UK Listing Authority as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc or its successor(s);

“LTIP”	the long term incentive plan forming part of the Royal Dutch/Shell Group Share Plans;

“New Shell Transport Ordinary Shares”	the new Shell Transport ordinary shares of 25 pence each to be issued to Royal Dutch Shell and/or its nominee(s) pursuant to the Scheme;

“New York Stock Exchange” or “NYSE”	New York Stock Exchange, Inc;

“Offer Documents”	the Royal Dutch Offer Document and the US Prospectus;

“Official List”	the official list of the UK Listing Authority;

“Order”	the order of the High Court sanctioning the Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“overseas shareholders”	has the meaning given in paragraph 4.1 of Part 7 of this document;

“Panel”	the Panel on Takeovers and Mergers;

“pounds”, “£” or “Pounds Sterling”	UK pounds sterling;

“RDS Corporate Nominee”	Lloyds TSB Bank plc, whose address is 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee, Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“RDS Corporate Nominee Agreement”	the agreement entered into between Lloyds TSB Bank plc and Royal Dutch Shell which contains the terms and conditions of the RDS Corporate Nominee facility;

“RDS Group”	Royal Dutch Shell and its subsidiaries and subsidiary undertakings following the Transaction;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Shell Transport at the Scheme Record Time and holders of Shell Transport Bearer Warrants;

“Rothschild”	NM Rothschild & Sons Limited;

“Royal Dutch”	N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated in The Netherlands (registered at the Chamber of Commerce, The Hague under number 27002690) whose registered office is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Articles”	the articles of association of Royal Dutch dated 31 May 2002;

“Royal Dutch Bearer Shares”	ordinary shares with a nominal value of €0.56 each in the capital of Royal Dutch, held by Euroclear Nederland in its capacity as central institute under the Securities Giro Act or, as the case may be, represented by share certificates to bearer provided with separate dividend coupons (K-Stukken);

“Royal Dutch Board of Management”	the board of management of Royal Dutch;

“Royal Dutch Boards”	the Royal Dutch Board of Management and the Royal Dutch Supervisory Board;

“Royal Dutch Hague Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each in the capital of Royal Dutch registered on the share register kept in The Hague;

“Royal Dutch New York Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each in the capital of Royal Dutch registered on the share register kept in New York;

“Royal Dutch Offer”	the exchange offer being made by Royal Dutch Shell for the Royal Dutch Shares on the terms and conditions set out in the Offer Documents;

“Royal Dutch Offer Acceptance Period”	the period during which Royal Dutch Shareholders can tender their Royal Dutch Shares in the Royal Dutch Offer and which starts on 20 May 2005 and which ends, subject to extension, at 11.00 p.m. (Amsterdam time) on 18 July 2005;

“Royal Dutch Offer Document”	the offer document dated 19 May 2005 and all other documents incorporated by reference therein whereby Royal Dutch Shell addresses the Royal Dutch Offer to all non-US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“Royal Dutch Shareholders”	the holders of Royal Dutch Shares;

“Royal Dutch Shares”	the Royal Dutch Bearer Shares, Royal Dutch Hague Registered Shares and Royal Dutch New York Registered Shares;

“Royal Dutch Shell”	Royal Dutch Shell plc, a company incorporated in England and Wales with registered number 04366849, whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands (registered at the Chamber of Commerce, The Hague, under number 34179503);

“Royal Dutch/ Shell Group”	the companies (other than Royal Dutch Shell) in which Royal Dutch and Shell Transport together or separately, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks;

“Royal Dutch/ Shell Group Share Plans”	the employee share option and other equity-related employee incentive plans operated by the Royal Dutch/ Shell Group;

“Royal Dutch Shell ADRs”	the “A” ADRs and the “B” ADRs;

“Royal Dutch Shell Articles”	the articles of association of Royal Dutch Shell adopted on or about 17 May 2005;

“Royal Dutch Shell “B” ADR Deposit Agreement”	the deposit agreement dated 19 May 2005 between Royal Dutch Shell, the Royal Dutch Shell “B” ADR Depositary and all holders of “B” ADRs thereunder;

“Royal Dutch Shell “B” ADR Depositary”	The Bank of New York, the depositary under the Royal Dutch Shell “B” ADR Deposit Agreement;

“Royal Dutch Shell Board” or “Royal Dutch Shell Directors”	the board of directors of Royal Dutch Shell from time to time;

“Royal Dutch Shell Nominee Service”	the corporate nominee service offered to holders of Royal Dutch Shell Shares by the RDS Corporate Nominee;

“Royal Dutch Shell Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Royal Dutch Shell Share Plans”	the proposed Royal Dutch Shell employee share plans as described in Part VI of the Listing Particulars;

“Royal Dutch Shell Shareholders”	the holders of Royal Dutch Shell Shares;

“Royal Dutch Shell Shares”	“A” Shares and “B” Shares;

“Royal Dutch Supervisory Board”	the supervisory board of Royal Dutch;

“SAESOP”	the Shell all employee share ownership plan forming part of the Royal Dutch/Shell Group Share Plans;

“Scheme” or “Scheme ofArrangement”	the proposed scheme of arrangement under section 425 of the Companies Act between Shell Transport, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, as set out in Part 6 of this document, in its present form or with or subject to any modification, addition or condition approved or imposed by the High Court;

“Scheme Record Time”	6.00 p.m. on the Business Day preceding the Effective Date;

“Scheme Shares”	(i) all Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) in issue at the date of this document;

(ii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued after the date of this document and prior to the Voting Record Time; and

(iii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date on terms that the holder thereof shall be bound or shall have agreed in writing by this time to be bound by the Scheme;

“SDRT”	stamp duty reserve tax;

“SEC”	the US Securities and Exchange Commission;

“Securities Giro Act”	the Dutch Securities Giro Act (Wet giraal effectenverkeer);

“Settlement Date”	the date on which “A” Shares are intended to be delivered to Royal Dutch Shareholders who have tendered their Royal Dutch Shares in the Royal Dutch Offer which, subject to the sanction of the Scheme, is expected to be 25 July 2005;

“Share Option Plans”	the share option plans forming part of the Royal Dutch/Shell Group Share Plans;

“Sharesave Optionholders”	participants in the UK Sharesave Scheme and, as appropriate, the Montell UK Holdings Limited (now Basell N.V.) Savings Related Share Option Scheme;

“Shell Transport”	The “Shell” Transport and Trading Company, p.l.c., a public limited company incorporated in England and Wales with registered number 54485 whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport ADR Deposit Agreement”	the second amended and restated deposit agreement dated as of 1 December 1992, among Shell Transport, the Shell Transport ADR Depositary and all holders of Shell Transport ADRs issued thereunder;

“Shell Transport ADR Depositary”	the depositary under the Shell Transport ADR Deposit Agreement, which is currently The Bank of New York;

“Shell Transport ADR Exchange Ratio”	the ratio used to calculate the number of “B” ADRs to which a holder of Shell Transport ADRs will be entitled, being 0.861999198 “B” ADRs for each Shell Transport ADR;

“Shell Transport ADRs”	American depositary receipts issued pursuant to the Shell Transport ADR Deposit Agreement, each representing six Shell Transport Ordinary Shares;

“Shell Transport Articles”	the articles of association of Shell Transport as at the date of this document;

“Shell Transport Bearer Warrants”	the bearer warrants issued by Shell Transport which entitle the holder to Shell Transport Ordinary Shares in accordance with the terms of the bearer warrants;

“Shell Transport Board”	the board of directors of Shell Transport;

“Shell Transport Corporate Nominee”	Lloyds TSB Bank plc, whose address is at 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee Lloyds TSB. Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Shell Transport Directors”	the directors of Shell Transport, whose names are set out in paragraph 2.1 of Part 8 of this document;

“Shell Transport EGM”	the extraordinary general meeting of Shell Transport convened by the notice set out in Part 12 of this document, including any adjournment thereof;

“Shell Transport First Preference Shareholders”	the holders of the Shell Transport First Preference Shares;

“Shell Transport First Preference Shares”	the 5 1/2 per cent. First Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport ISA”	the Shell Transport individual savings account managed by BNP Paribas Securities Services;

“Shell Transport Meetings”	the Court Meeting and the Shell Transport EGM;

“Shell Transport Nominee Service”	the corporate nominee service offered to Shell Transport Ordinary Shareholders by the Shell Transport Corporate Nominee;

“Shell Transport Ordinary Shareholders”	the holders of Shell Transport Ordinary Shares;

“Shell Transport Ordinary Shares”	ordinary shares of 25 pence each in the capital of Shell Transport;

“Shell Transport PEP”	the Shell Transport personal equity plan managed by BNP Paribas Securities Services;

“Shell Transport Preference Shareholders”	the holders of the Shell Transport Preference Shares;

“Shell Transport Preference Shares”	the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares;

“Shell Transport Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Shell Transport Second Preference Shareholders”	the holders of the Shell Transport Second Preference Shares;

“Shell Transport Second Preference Shares”	the 7 per cent. Second Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport Share Exchange Ratio”	the ratio used to calculate the number of “B” Shares to which a Shell Transport Ordinary Shareholder (including a holder of Shell Transport Bearer Warrants) will be entitled pursuant to the Scheme, being 0.287333066 “B” Shares for each Shell Transport Ordinary Share;

“Shell Transport Shareholders”	holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/ or Shell Transport Second Preference Shares;

“Shell Transport Shares”	Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;

“Short Form Scheme Document”	the short form document which provides a summary of the information contained in this document;

“Steering Group”	the steering group established to carry out a review of the structure and overall governance of the Royal Dutch/ Shell Group, chaired by Lord Kerr of Kinlochard and also comprising Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer;

“subsidiary”	a subsidiary as that term is defined in section 736 of the Companies Act;

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 258 of the Companies Act;

“Transaction”	the proposed transaction pursuant to which Royal Dutch Shell will, through the Scheme and the Royal Dutch Offer, become the holding company of Shell Transport and Royal Dutch;

“Trustee”	Hill Samuel Offshore Trust Company Limited, a company incorporated in Jersey;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“UK Sharesave Scheme”	the sharesave scheme forming part of the Royal Dutch/Shell Group Share Plans;

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CRESTCo Regulations, may be transferred by means of CREST;

“UNCITRAL Arbitration Rules”	the UNCITRAL Arbitration Rules 1976 adopted by the United Nations’ Commission on International Trade Law;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions and any State of the United States of America and the District of Columbia;

“US GAAP”	generally accepted accounting principles in the United States;

“US holder”	a holder of Royal Dutch Shares located in the United States;

“US Prospectus”	the prospectus dated 19 May 2005 forming part of the US Registration Statement which is addressed to all holders of Royal Dutch New York Registered Shares and US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“US Registered Plans”	the employee share benefit plans (relating to rights over Shell Transport Shares) registered in the United States on a Form S-8 registration statement forming part of the Royal Dutch/ Shell Group Share Plans;

“US Registration Statement”	the registration statement on Form F-4 dated 19 May 2005, including the US Prospectus and all documents incorporated by reference therein;

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Voting Instruction Card”	the relevant voting instruction card for use in relation to the Court Meeting and/or the Shell Transport EGM;

“Voting Record Time”	in relation to the Court Meeting and the Shell Transport EGM, 6.00 p.m. on 26 June 2005 or, if either of the Court Meeting or the Shell Transport EGM is adjourned, 6.00 p.m. on the second day before the day set for the adjourned meeting; and

“Working Group”	a working group of senior finance, accounting and legal personnel from Shell Transport, Royal Dutch and the Royal Dutch/Shell Group formed to assist the Steering Group in its review of the structure and overall governance of the Royal Dutch/Shell Group.

PART 11

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 2983 OF 2005
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF

THE “SHELL” TRANSPORT AND TRADING COMPANY, P.L.C.

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated the 16th day of May 2005 made in the above matters, the Court has directed a meeting to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement referred to below) other than The Shell Petroleum Company Limited, B.V. Nederlandse Internationale Industrie-en Handel Maatschappij, Shell Foundation and Solen Insurance Limited for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between The “Shell” Transport and Trading Company, p.l.c. (the “Company”) and the holders of the Scheme Shares (including, for the avoidance of doubt, Scheme Shares represented by Shell Transport Bearer Warrants as defined in the Scheme of Arrangement) and that such meeting will be held at 12.00 noon on the 28th day of June 2005 (or as soon thereafter as the Company’s annual general meeting shall have concluded or been adjourned) at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL at which place and time all holders of the Scheme Shares are invited to attend.

A copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 is incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this notice for the use of registered holders of Scheme Shares. Completion and return of a form of proxy will not preclude a holder of Scheme Shares from attending and voting in person at the meeting, or any adjournment thereof.

Holders of Scheme Shares represented by Shell Transport Bearer Warrants who wish to vote at the meeting must deposit their Shell Transport Bearer Warrants with Lloyds TSB Registrars, Corporate Actions, Princess House, Suffolk Lane, London EC4R 0AX by 25 June 2005 or by, at the latest, the third day before the time fixed for any adjournment of the meeting. Upon deposit, such holders will receive a letter of authorisation and a blue form of proxy for use at the meeting. Such holders may vote in person by bringing the letter of authorisation to the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude such holder from attending and voting at the meeting, or any adjournment thereof. If a holder of Scheme Shares represented by Shell Transport Bearer Warrants does not deposit his or her Shell Transport Bearer Warrants in time, such person will not be entitled to attend and vote at the meeting.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB, no later than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed in at one of the registration desks at the meeting.

Entitlement of holders of Scheme Shares to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on 26 June 2005. In the event that this meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members at 6 p.m. on the day two days before the day fixed for any adjourned meeting. In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said order, the Court has appointed Lord Oxburgh or, failing him, Lord Kerr of Kinlochard or, failing him, Sir Peter Burt, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

SLAUGHTER AND MAY

One Bunhill Row
London EC1Y 8YY

Solicitors for the Company	Dated 19 May 2005

PART 12

The “Shell” Transport and Trading Company, p.l.c.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of The “Shell” Transport and Trading Company, p.l.c. (the “Company”) will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL at 12.10 p.m. on 28 June 2005 (or as soon thereafter as the Court Meeting is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, which will each be proposed as a special resolution.

SPECIAL RESOLUTIONS

1.	THAT the capital of the Company be reduced by cancelling and extinguishing all the First Preference shares of £1 each in the capital of the Company (the “First Preference Shares”) in consideration for which there shall be repaid to the holders of such First Preference Shares, whose names appear on the register of members as such at the close of business on the day preceding the effective date of the said reduction of capital, an amount per First Preference Share calculated as the aggregate of the capital paid up on such share together with:

(A)	a premium being the amount, if any, of the excess over the capital paid up thereon of the average of the means of the daily quotations of such share published in The Stock Exchange Daily Official List during the six months immediately preceding the relevant date (the relevant date being the date determined in accordance with Article 5(3) of the Articles of Association of the Company) after deducting from the mean on each day an amount equal to all unpaid arrears of the fixed dividend thereon (whether earned or declared or not) down to the last preceding dividend payment date referred to in Article 4(1) of the Articles of Association of the Company (save that in respect of any day during the six months immediately preceding the relevant date for which no quotations for such share were published in The Stock Exchange Daily Official List, there shall, for the purposes of this calculation, be substituted the price quoted by Datastream, an information service provided by Thomson Financial, in respect of that day); and

(B)	the fixed dividend thereon down to the date of the repayment of the capital.

2.	Conditional on the passing of resolution 1 above, THAT the capital of the Company be reduced by cancelling and extinguishing all the Second Preference shares of £1 each in the capital of the Company (the “Second Preference Shares”) in consideration for which there shall be repaid to the holders of such Second Preference Shares, whose names appear on the register of members as such at the close of business on the day preceding the effective date of the said reduction of capital, an amount per Second Preference Share calculated as the aggregate of the capital paid up on such share together with:

(A)	a premium being the amount, if any, of the excess over the capital paid up thereon of the average of the means of the daily quotations of such share published in The Stock Exchange Daily Official List during the six months immediately preceding the relevant date (the relevant date being the date determined in accordance with Article 5(3) of the Articles of Association of the Company) after deducting from the mean on each day an amount equal to all unpaid arrears of the fixed dividend thereon (whether earned or declared or not) down to the last preceding dividend payment date referred to in Article 4(1) of the Articles of Association of the Company; and

(B)	the fixed dividend thereon down to the date of the repayment of the capital.

3.	THAT

3.1	the Scheme of Arrangement dated 19 May 2005 between the Company and the holders of Scheme Shares (as defined in the Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court (the “Scheme”), be approved and the directors of the Company authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

3.2	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court, the issued share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares;

3.3	forthwith and contingently on the reduction of capital set out in paragraph 3.2 above taking effect:

(A)	the authorised share capital of the Company shall be increased by:

(i)	the creation of such number of ordinary shares of 25 pence each as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to paragraph 3.2 above less one; and

(ii)	the creation of one dividend access share of 25 pence having the rights attaching to it as set out in the Articles of Association of the Company as they are proposed to be amended in accordance with paragraph 3.5 below (the “Dividend Access Share”); and

(B)	the Company shall apply the reserve arising as a result of the cancellation of the Scheme Shares in paying up in full at par:

(i)	the ordinary shares of 25 pence each created pursuant to paragraph 3.3(A)(i) above and such ordinary shares be allotted and issued, credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption or any other third party rights of any nature whatsoever, to Royal Dutch Shell and/or its nominee(s); and

(ii)	the Dividend Access Share and such Dividend Access Share shall be allotted and issued, credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption or any other third party rights of any nature whatsoever, to Hill Samuel Offshore Trust Company Limited in its capacity as trustee of the Dividend Access Trust;

3.4	the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to and in accordance with section 80 of the Companies Act, to allot the ordinary shares of 25 pence each created pursuant to paragraph 3.3(A)(i) above and the Dividend Access Share, provided that:

(A)	this authority shall be without prejudice to any subsisting authority conferred on the directors of the Company under the said section 80;

(B)	the maximum number of shares which may be allotted hereunder is the number of shares created pursuant to paragraph 3.3(A) above; and

(C)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of the resolution;

3.5	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and inclusion of the following new article 5(A):

                “Rights of the Dividend Access Share

5(A). (1)	For the purposes of this Article 5(A):

(a)	the “Dividend Access Share” shall be the dividend access share of 25 pence to be created and issued pursuant to the Scheme;

(b)	“Royal Dutch Shell” means Royal Dutch Shell plc, a company incorporated in England and Wales (company number 04366849) whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

(c)	“Royal Dutch Shell “B” Shares” means the class B shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights set out in the Articles of Association of Royal Dutch Shell and which are proposed to be offered to holders of Ordinary shares in the Company (and holders of bearer warrants) pursuant to the Scheme; and

(d)	“Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.

(2)	The Dividend Access Share shall have the following rights and restrictions:

(a)	On a distribution of assets of the Company among its shareholders on a winding up, the holder of the Dividend Access Share will be entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on the Dividend Access Share. As regards such right, the Dividend Access Share shall rank in priority to the Ordinary shares.

(b)	The holder of the Dividend Access Share will be entitled to receive, by way of dividend, such profits of the Company as the Directors may, in their absolute discretion, resolve under the Articles to be distributed by way of dividend on the Dividend Access Share but behind the First Preference shares and the Second Preference shares.

(c)	The holder of the Dividend Access Share will not be entitled to receive notice of or attend or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company or at any meeting of any class of shareholders of the Company.

(d)	Subject to the Companies Act 1985, the Company will have the right at any time to redeem the Dividend Access Share (provided that it is credited as fully paid) at a price equal to its nominal value (to be paid on such date as the Directors shall select as the date of redemption) without the requirement to give notice to the holder of the Dividend Access Share. If the holder of the Dividend Access Share fails or refuses to surrender the share certificate or indemnity for such Dividend Access Share (or fails or refuses to accept the redemption money payable in respect of it), the Company will pay the redemption money to a nominee for the holder of the Dividend Access Share appointed by Royal Dutch Shell but, nevertheless, the Dividend Access Share will be redeemed and cancelled by the Company and the Company will have no further obligation whatsoever to the holder of the Dividend Access Share.

(e)	The Dividend Access Share will not be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Companies Act 1985.

(f)	The Dividend Access Share will not be transferable except with the prior written approval of Royal Dutch Shell.

(3)	Notwithstanding Article 14, the rights attached to the Dividend Access Share can be varied if this is approved either in writing by shareholders holding at least three-quarters of the issued Ordinary shares of the Company by amount (excluding any Ordinary shares held as treasury shares) or by an extraordinary resolution passed at a separate general meeting of the holders of Ordinary shares and, for the avoidance of doubt, any variation to the rights attached to the Dividend Access Share so approved shall not require the approval of the holder of the Dividend Access Share.

(4)	No dividend shall be declared on the Dividend Access Share which would result in the aggregate amount of dividends declared on the Dividend Access Share in any financial year of the Company exceeding €3.3 billion. In addition, no dividend shall be declared on the Dividend Access Share in respect of a period which would result in the aggregate amount of dividends declared on the Dividend Access Share in respect of that period exceeding the aggregate amount of dividends declared by Royal Dutch Shell on the Royal Dutch Shell “B” Shares in respect of that same period.”;

3.6	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and the inclusion of the following new article 60(A):

                “The Scheme

60(A).	With effect on and from the date on which the Scheme becomes effective in accordance with its terms, all entitlements to Ordinary shares arising under any outstanding bearer warrants shall be cancelled. For the purpose of this Article 60(A), “Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.”;

3.7	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and inclusion of the following new article 168:

                “SCHEME OF ARRANGEMENT

168. (1)	For the purposes of this Article 168:

(a)	unless otherwise defined herein, expressions defined in the Scheme shall have the same meaning in this Article;

(b)	“Order Date” means the date on which the order of the High Court of Justice in England and Wales sanctioning the Scheme is made or, if later, the date on which such order is expressed to take effect;

(c)	“Royal Dutch Shell” means Royal Dutch Shell plc, a company incorporated in England and Wales (company number 04366849) whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

(d)	“Royal Dutch Shell “B” Shares” means the class B shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights set out in the Articles of Association of Royal Dutch Shell and which are proposed to be offered to holders of Ordinary shares in the Company (and holders of bearer warrants) pursuant to the Scheme; and

(e)	“Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.

(2)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary shares (other than to Royal Dutch Shell) on or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date, such Ordinary shares shall be issued subject to the terms of the Scheme and the holder or holders of such Ordinary shares shall be bound by the Scheme accordingly.

(3)	Subject to and with effect from the Effective Date, if, following the Scheme Record Time, any Ordinary shares are issued to any person (a “New Member”) other than Royal Dutch Shell and/or its nominee(s) and/or any member of Royal Dutch Shell’s group, they will be allotted and issued on terms that they must be immediately transferred to Royal Dutch Shell and/or its nominee(s) in consideration for, and conditional on, the issue to the New Member of such number of Royal Dutch Shell “B” Shares as that member would have been entitled to had each Ordinary share transferred to Royal Dutch Shell and/or its nominee(s) hereunder been a Scheme Share, subject to paragraph (6) of this Article.

(4)	Subject to and with effect from the Effective Date, if, after the Order Date and at any time on or before the date falling six months after the Order Date, any Ordinary shares (including Ordinary shares issued on or after the Order Date) are transferred to any person (a “Transferee Member”) other than Royal Dutch Shell and/ or its nominee(s) and/ or any member of Royal Dutch Shell’s group, they will be transferred on terms that they must be immediately re-transferred to Royal Dutch Shell and/ or its nominee(s) in consideration for, and conditional on, the issue to the Transferee Member of such number of Royal Dutch Shell “B” Shares as that Transferee Member would have been entitled to had each Ordinary share re-transferred to Royal Dutch Shell and/ or its nominee(s) hereunder been a Scheme Share, subject to paragraph (6) of this Article.

(5)	The Royal Dutch Shell “B” Shares issued pursuant to paragraph (3) or (4) of this Article shall be credited as fully paid and shall rank equally in all respects with all other Royal Dutch Shell “B” Shares in issue at the time and be subject to the Memorandum and Articles of Association of Royal Dutch Shell.

(6)	The number of Royal Dutch Shell “B” Shares to be issued to a New Member or a Transferee Member under this Article 168 may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Royal Dutch Shell carried out on or after the Effective Date.

(7)	No fraction of a Royal Dutch Shell “B” Share shall be allotted pursuant to this Article, but fractions of Royal Dutch Shell “B” Shares will be aggregated and sold in the market on behalf of the persons entitled thereto and the net proceeds of sale (after the deduction of all expenses and commissions in connection with such sale) shall be paid to such persons in accordance with their fractional entitlements.

(8)	To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the New Member or the Transferee Member (as applicable) in favour of Royal Dutch Shell and/or its nominee(s) and to agree for and on behalf of the New Member or the Transferee Member (as applicable) to become a member of Royal Dutch Shell. Pending the registration of Royal Dutch Shell and/or its nominee(s) as the holder of any share to be transferred pursuant to this Article 168, Royal Dutch Shell and/or its nominee(s) shall be empowered to appoint a person nominated to act as attorney on behalf of the New Member or the Transferee Member (as applicable) in accordance with such directions as Royal Dutch Shell may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the New Member or the Transferee Member (as applicable) shall not be entitled to exercise any rights attaching thereto except:

(a)	to the extent that the person appointed to act as attorney fails to act in accordance with the instructions of Royal Dutch Shell; and

(b)	in accordance with the directions of Royal Dutch Shell.”.

Dated: 19 May 2005

By Order of the Board Jyoti Munsiff Company Secretary
Registered Office:

The “Shell” Transport and Trading Company, p.l.c.
Shell Centre
London SE1 7NA

Registered in England and Wales No. 54485

Notes:

1.	Holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and Shell Transport Second Preference Shares (provided that in the case of Shell Transport Bearer Warrants, the holder of the Shell Transport Bearer Warrants has deposited them with Lloyds TSB Registrars, Corporate Actions, Princess House, Suffolk Lane, London EC4R 0AX at least three days before the time fixed for the Court Meeting (or any adjournment thereof)) are entitled to attend and vote on all resolutions at this meeting or any adjourned meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them.

2.	A proxy need not be a member of the Company. However, if he or she is not a member, that proxy will not be entitled to speak at the meeting unless the Chairman allows him or her to speak.

3.	A blue Form of Proxy for use by the Shell Transport Ordinary Shareholders, a green Form of Proxy for use by holders of Shell Transport First Preference Shares, a cream Form of Proxy for use by holders of Shell Transport Second Preference Shares, a yellow stripe Voting Instruction Card for use by holders of Shell Transport ADRs, a peach Voting Instruction Card for use by investors in the Shell Transport PEP and/or Shell Transport ISA and/or a yellow Voting Instruction Card for use by participants in the Shell Transport Nominee Service are enclosed with this document (as relevant). Instructions for use are shown on the forms and Voting Instruction Cards.

4.	Lodging a Form of Proxy will not prevent a shareholder from attending and voting in person.

5.	To be valid, the relevant Form of Proxy or Voting Instruction Card must be completed and lodged with the Shell Transport Registrars, together with the power of attorney (if any) under which it is signed or a copy of such authority certified notarially, no later than the time specified on the Form of Proxy. Forms of Proxy returned by fax will not be accepted.

6.	Shell Transport Shareholders (other than holders of Shell Transport Bearer Warrants), participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA may return their Forms of Proxy or Voting Instruction Cards (as appropriate) electronically by logging on to the website www.sharevote.co.uk and using the authentication reference number shown on the Form of Proxy or Voting Instruction Card. Full details of the procedures to be followed are given on the website. To be valid, electronic Forms of Proxy and Voting Instruction Cards must be received no later than the time set out on the website.

7.	If you submit your proxy electronically through CREST, to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. The time of receipt will be taken to be the time from which the Shell Transport Registrars are able to receive the message in the manner prescribed by CREST.

8.	Only those Shell Transport Shareholders (other than holders of Shell Transport Bearer Warrants) who are registered in the register of members of the Company as at 6.00 p.m. on 26 June 2005 or, in the event that the meeting is adjourned, in the register of members at 6.00 p.m. on the day two days immediately preceding the date fixed for such adjourned meeting, will be entitled to vote, or appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 26 June 2005 or, in the event that this meeting is adjourned, in the register of members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

9.	In the case of joint holders of shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the relevant joint holding.

Explanatory Note:

The resolutions seek approval for the cancellation and repayment of the Shell Transport Preference Shares, the Scheme and certain actions necessary in order to implement the Scheme. If passed, the resolutions will:

(i)	authorise the cancellation and repayment of the Shell Transport Preference Shares;

(ii)	authorise the Shell Transport Directors to take all action necessary to implement the Scheme;

(iii)	authorise the cancellation by Shell Transport of all its existing ordinary shares;

(iv)	upon the reduction of capital taking effect, authorise Shell Transport to restore its share capital to its former amount;

(v)	authorise the Shell Transport Directors to issue ordinary shares in Shell Transport to Royal Dutch Shell, thereby establishing Shell Transport as a wholly-owned subsidiary of Royal Dutch Shell (other than in respect of the Dividend Access Share);

(vi)	authorise the Shell Transport Directors to issue the Dividend Access Share to the Trustee; and

(vii)	amend the Shell Transport Articles to ensure that all Shell Transport Ordinary Shares issued after the Scheme Record Time are exchanged for “B” Shares and to make amendments relating to the Dividend Access Share and the Shell Transport Bearer Warrants.

These resolutions are special resolutions and will be passed if not less than 75 per cent. of the relevant votes cast are in favour of the resolutions.

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